82-34921

6-30-06
AR/S

BILLABONG INTERNATIONAL LIMITED

FULL FINANCIAL REPORT



ABN 17 084 923 9

dlw 10/5

CORPORATE DIRECTORY

DIRECTORS	**Ted Kunkel**, Non-Executive Chairman **Derek O'Neill**, Chief Executive Officer **Margaret Jackson** AC, Non-Executive Director **Allan McDonald**, Non-Executive Director **Gordon Merchant**, Non-Executive Director **Paul Naude**, Executive Director **Colette Paull**, Non-Executive Director **Gary Pemberton** AC, Non-Executive Director
COMPANY SECRETARY	**Maria Manning**, B.Bus (Acc), CPA and FCIS
SENIOR MANAGEMENT	**Derek O'Neill**, Chief Executive Officer **Peter Casey**, Global Operations Manager **Franco Fogliato**, General Manager, Billabong Europe **Nilan Fonseka**, General Manager, Billabong New Zealand **Chris Kypriotis**, General Manager, Billabong Brazil **Paul Naude**, General Manager, Billabong USA **Shannan North**, General Manager, Billabong Australasia **Ietoshi Ueda**, General Manager, Billabong Japan **Craig White**, Chief Financial Officer
PRINCIPAL AND REGISTERED OFFICE	1 Billabong Place BURLEIGH HEADS QLD 4220 AUSTRALIA Telephone: +617 5589 9899 Facsimile: +617 5589 9800
POSTAL ADDRESS	PO Box 283 BURLEIGH HEADS QLD 4220 AUSTRALIA
INTERNET	www.billabongbiz.com
EMAIL	info@billabong.com.au
SHARE REGISTRY	Computershare Investor Services Pty Limited GPO Box 523 BRISBANE QLD 4001 Telephone Australia: +1 300 552 270 Telephone International: +617 3237 2100 Facsimile: +617 3237 2152
AUDITORS	PricewaterhouseCoopers: Waterfront Place 1 Eagle Street BRISBANE QLD 4000
SOLICITORS	Clayton Utz: 71 Eagle Street BRISBANE QLD 4000
BANKERS	Commonwealth Bank of Australia: 240 Queen Street BRISBANE QLD 4000 Westpac Banking Corporation: 260 Queen Street BRISBANE QLD 4000 Société Générale: 10 Eagle Street BRISBANE QLD 4000
STOCK EXCHANGE LISTING	Billabong International Limited shares are listed on the Australian Stock Exchange. The home branch is Brisbane, Ticker: BBG.

Billabong International Limited

ABN 17 084 923 946

Contents

: : FULL FINANCIAL REPORT 2005 - 06

Your Directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of Billabong International Limited and the entities it controlled at the end of, or during, the year ended 30 June 2006.

Directors
The following persons were Directors of Billabong International Limited during the whole of the financial year and up to the date of this report:

E.T. Kunkel
D. O'Neill
M.A. Jackson
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull
G.M. Pemberton

Principal activities
During the year the principal continuing activities of the consolidated entity consisted of the wholesaling and retailing of surf, skate and snow apparel and accessories, and the licensing of the Group trademarks to specified regions of the world.

Dividends – Billabong International Limited
Dividends paid to members during the financial year were as follows:

	$'000
• Final ordinary fully franked dividend for the year ended 30 June 2005 of 20.5 cents per fully paid share paid on 11 October 2005	42,404
• Interim ordinary fully franked dividend for the year ended 30 June 2006 of 20.5 cents per fully paid share paid on 10 April 2006	42,454
	84,858

In addition to the above dividends, since the end of the financial year the Directors have recommended the payment of a final ordinary fully franked dividend of $48.7 million (23.5 cents per fully paid share) to be paid on 17 October 2006 out of retained profits at 30 June 2006.

Review of operations
A summary of consolidated revenues and results by significant geographical segments is set out below:

Segment	Revenues $'000	EBITDA* $'000
Australasia	295,162	94,923
Americas	521,946	99,655
Europe	201,119	35,399
Third party royalties	5,241	5,241
	1,023,468	235,218
Less: Net interest		(6,633)
Depreciation and amortisation		(15,640)
Profit before income tax expense		212,945
Income tax expense		(67,286)
Profit after income tax expense		145,659
Loss attributable to minority interest		230
Profit attributable to members of Billabong International Limited		145,889

* Segment Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) excludes inter-company royalties and sourcing fees and includes an allocation of head office corporate overhead costs (including international advertising and promotion costs). Corporate overhead costs have been allocated to each segment based on each segment's sales as a proportion of Group sales. In prior reporting periods these overhead costs were allocated entirely to the Australasian segment. The revised approach is considered to be more appropriate given that these costs relate to the entire Group and not just the Australasian segment. All prior period comparative figures have been adjusted for this allocation to ensure a meaningful comparison.

Review of operations (continued)
Comments on the operations and the results of those operations are set out below:

Consolidated Result
Profit after tax for the year ended 30 June 2006 was $145.9 million, an increase of 16.5% over the 2004-05 year (the prior year), demonstrating continued solid growth by the Billabong Group.

Sales revenue of $1,018.2 million, excluding third party royalties, represented an increase of 21.1% over the prior year in both reported and constant currency. At a segment level, in AUD terms, sales revenue in Australasia increased 7.1%, the Americas increased 32.8% and Europe increased 17.0% over the prior year.

Consolidated gross margins at 53.2% were stronger than the prior year's 51.7%.

EBITDA increased 19.2% to $235.2 million in both reported and constant currency. Both the Americas and Europe segments were highlights, with EBITDA growth, year on year in AUD terms, of 37.3% and 32.7% respectively.

The consolidated EBITDA margin of 23.1% was similar to that for the prior year of 23.5%.

Australasia
Compared with the prior year, Australasian sales revenue was up 7.1% to $295.2 million and EBITDA of $94.9 million was 1.1% higher. EBITDA margins were lower at 32.2% compared to 34.1% in the prior year.

Overall this is considered to be a strong result given the exceptional growth for both sales revenue and EBITDA in the prior year and the more recent subdued Australian retail environment.

Elsewhere in the region, sales revenues in local currencies were particularly strong with Japan increasing by approximately 30% and New Zealand increasing by approximately 18%.

Americas
Compared with the prior year, sales revenue increased 30.4% to US$385.7 million (up from US$295.7 million), EBITDA rose 35.0% to US$73.6 million (up from US$54.5 million) and EBITDA margins lifted to 19.1% (up from 18.5%).

In AUD terms, sales revenue in the Americas increased 32.8% to $521.9 million and EBITDA of $99.7 million was 37.3% higher than the prior year.

Canada and owned operations in South America grew strongly, posting local currency sales revenue increases over the prior year in excess of 50% and 60% respectively.

Europe
Compared with the prior year, sales revenue increased 20.3% to €120.1 million (up from €99.9 million), EBITDA rose 36.4% to €21.1 million (up from €15.5 million) and EBITDA margins lifted to 17.6% (up from 15.5%).

In AUD terms, sales revenue in Europe was $201.1 million, a 17.0% increase and EBITDA showed strong growth of 32.7% to $35.4 million.

Europe's strong 2006 sales revenue and EBITDA result demonstrates a significantly improved business performance and positions the region well for continued strong growth.

Spain, France, Italy and Germany all recorded strong double digit growth.

Consolidated Balance Sheet, Cash Flow Items and Capital Expenditure
Working capital (including factored receivables) at $264.1 million increased 40.4% for the period compared to revenue growth of 21.1% in constant currency terms (excluding the impact of the Nixon Inc. acquisition, working capital growth was 34.0% compared to sales growth of 18.7%). A key driver of this result was the abnormally low Australian working capital at the end of last year. A more meaningful three year historical growth comparison to 30 June 2006 shows constant currency working capital growth of 26.2% only marginally leads sales growth over the same period of 23.1% (excluding the impact of the Nixon Inc. acquisition comparable growth rates would be 24.3% and 22.3% respectively). Cash flow from operations of $107.7 million represents a 12.0% decrease over the prior year period driven by working capital requirements.

Review of operations (continued)

Capital expenditure of $140.6 million or 13.8% of sales was in accordance with expectations and includes the acquisition of Nixon Inc., acquisition of the Beachculture retail chain in Australia, acquisition of the USA based outlet stores previously operated under licence, acquisition of the Billabong International Limited Australian and International headquarters at Burleigh Heads, acquisition of a North Shore property in Hawaii for use by Billabong sponsored athletes and general investment in owned retail.

Net debt increased to $195.7 million, but is still relatively low at a debt to equity ratio of 27.5% and interest cover of 24.2 times.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

Matters subsequent to the end of the financial year

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

Likely developments and expected results of operations

The Company is well positioned to maintain its growth profile and, in the absence of any unforeseen exceptional circumstances, the outlook for 2007 is for robust revenue growth in the Americas and Europe and more moderate growth in Australasia. The Company expects to achieve 15% earnings per share growth in the 2006-07 financial year.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

The consolidated entity is not subject to significant environmental regulation in respect of its activities. The consolidated entity outsources the manufacture of more than 98% of its product and therefore its environmental focus is directed towards its Supplier Policy which sets out the standards that all suppliers must meet.

Information on Directors

TED KUNKEL *(Non-Executive Chairman)*

Experience
Previously the President and Chief Executive Officer of Foster's Group Limited and associated companies. Mr Kunkel has extensive international business experience.

Other current directorships
None.

Former directorships in last 3 years
Fosters' Group Limited and associated companies, from 16 March 1992 to 5 April 2004.

Special responsibilities
Chairman of the Board and member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
44,466 ordinary shares in Billabong International Limited.

DEREK O'NEILL *(Executive Director)*

Experience
Derek O'Neill was appointed as Chief Executive Officer effective 1 January 2003. He has previously held senior management positions with Billabong, including General Manager of Billabong's European operations from 1992-2003. In 2002, Mr O'Neill was awarded a Chevalier d'Ordre de Merite Nationale for services to business in France.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Chief Executive Officer

Interests in shares and options
918,287 ordinary shares in Billabong International Limited.
110,496 share rights in Billabong International Limited.
8,334 options over ordinary shares in Billabong International Limited.

MARGARET JACKSON AC *(Non-Executive Director)*

Experience
Margaret Jackson was a Partner of KPMG Peat Marwick's Management Consulting Division and National Chairman of the KPMG Micro Economic Reform Group until 30 June 1992, when she resigned to pursue a full-time career as a company Director. Ms Jackson was previously a Director of The Broken Hill Proprietary Company Limited and Pacific Dunlop Limited.

Other current directorships
Australia and New Zealand Banking Group Limited, since 22 March 1994.
Qantas Airways Limited, since 1 July 1992.

Former directorships in last 3 years
Southcorp Limited, from 28 August 2004 to 26 April 2005.
John Fairfax Holdings Limited, from 2 February 2003 to 31 August 2004.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
228,656 ordinary shares in Billabong International Limited.

Information on Directors (continued)

ALLAN MCDONALD *(Non-Executive Director)*

Experience
Allan McDonald has extensive experience in the investment and commercial banking fields and is presently associated with a number of companies as a consultant and company Director.

Other current directorships
Babcock & Brown Japan Property Trust (Director of responsible entity, Babcock & Brown Japan Property Management Limited), since 19 February 2005.
Multiplex Limited, since 22 October 2003.
Multiplex Property Trust (Director of responsible entity, Multiplex Funds Management Limited), since 22 October 2003.
Ross Human Directions Limited, since 3 April 2000.
DCA Group Ltd, since 19 May 1988.

Former directorships in last 3 years
Australian Leisure and Hospitality Group Limited, from 31 October 2003 to 16 November 2004.
TAB Limited, from 25 February 1998 to 6 July 2004.
Brambles Industries Limited, from 26 March 1981 to 11 November 2005.

Special responsibilities
Chairman of Audit and Nominations Committees and member of Human Resource and Remuneration Committee.

Interests in shares and options
122,500 ordinary shares in Billabong International Limited.

GORDON MERCHANT *(Non-Executive Director)*

Experience
Gordon Merchant founded Billabong's business in 1973 and has been a major stakeholder in the business since its inception. Mr Merchant has extensive experience in promotion, advertising, sponsorship and design within the surfwear apparel industry.

Other current directorships
Plantic Technologies Limited, since 12 April 2005.

Former directorships in last 3 years
None.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
31,280,444 ordinary shares in Billabong International Limited.

Information on Directors (continued)

PAUL NAUDE *(Executive Director)*

Experience
Paul Naude was appointed President of Billabong's American operations in 1998 and established Billabong USA as a wholly owned activity in North America. He has been involved in the surfing industry since 1973 with extensive experience in apparel brand management.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
General Manager, Billabong USA.

Interests in shares and options
1,857,845 ordinary shares in Billabong International Limited.
110,496 share rights in Billabong International Limited.
8,334 options over ordinary shares in Billabong International Limited.

COLETTE PAULL *(Non-Executive Director)*

Experience
Colette Paull was one of the earliest employees of the Billabong business in 1973. Since that time, Ms Paull has been broadly involved in the development of Billabong's business from its initial growth within Australia to its expansion as a global brand. Ms Paull previously held the position of Company Secretary until 1 October 1999.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
1,733,259 ordinary shares in Billabong International Limited.

GARY PEMBERTON AC *(Non-Executive Director)*

Experience
Gary Pemberton is Chairman of Racing NSW. Mr Pemberton was previously Chairman of TAB Limited, Qantas Airways Limited and Brambles Industries Limited, and a Director of Commonwealth Bank of Australia, CSR Limited, John Fairfax Holdings Limited, Rio Tinto Limited, Queensland Investment Corporation and NM Rothschild Australia Pty Ltd.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Chairman of Human Resource and Remuneration Committee and member of Nominations and Audit Committees.

Interests in shares and options
10,075,966 ordinary shares in Billabong International Limited.

Information on Directors (continued)

Company Secretary
The Company Secretary is Ms Maria Manning B.Bus (Acc), CPA and FCIS. Ms Manning was appointed to the position of Company Secretary in April 2006. She has over 15 years experience as a Company Secretary of publicly listed companies in Australia.

Meetings of Directors
The numbers of meetings of the Company's Board of Directors and of each Board Committee held during the year ended 30 June 2006, and the numbers of meetings attended by each Director were:

	Billabong International Limited Board				Audit Committee		Nominations Committee		Human Resource and Remuneration Committee	
	Scheduled Meetings		Unscheduled Meetings							
	Held	Attended	Held	Attended	Held	Attended	Held	Attended	Held	Attended
E.T. Kunkel	9	9	2	2	3	3	3	3	5	5
D. O'Neill	9	9	2	2	*	*	*	*	*	*
M.A. Jackson	9	8	2	2	3	3	3	3	5	4
F.A. McDonald	9	9	2	2	3	3	3	3	5	5
G.S. Merchant	9	9	2	2	3	3	3	3	5	5
P. Naude	9	9	2	2	*	*	*	*	*	*
C. Paull	9	9	2	2	3	3	3	3	5	5
G.M. Pemberton	9	9	2	2	3	3	3	3	5	5

* Not a member of the relevant Committee

Remuneration report

The remuneration report is set out under the following main headings:
A Principles used to determine the nature and amount of remuneration
B Details of remuneration
C Service agreements
D Share-based compensation
E Additional information.

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

A Principles used to determine the nature and amount of remuneration (audited)

The objective of the Group's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness
- acceptability to shareholders
- performance linkage / alignment of executive compensation
- transparency
- capital management.

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration (audited) (continued)

In consultation with external remuneration consultants, the Group has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the organisation.

Alignment to shareholders' interests:

- has economic profit as a core component of plan design
- focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, delivering satisfactory return on assets as well as focusing the executive on key non-financial drivers of value
- attracts and retains high calibre executives.

Alignment to program participants' interests:

- rewards capability and experience
- reflects competitive reward for contribution to growth in shareholder wealth
- provides a clear structure for earning rewards
- provides recognition for contribution.

The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As key management personnel gain seniority with the Group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

Non-Executive Directors
Fees and payments to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the Non-Executive Directors. Non-Executive Directors do not receive share options or retirement benefits (other than statutory superannuation payments).

Non-Executive Directors' fees
The maximum aggregate remuneration pool was approved by members on 21 October 2005. The maximum currently stands at $1,200,000. The Chairman's remuneration is inclusive of Committee fees while Non-Executive Directors who chair a Committee may receive additional yearly fees.

Non-Executive Directors' fees are determined within an aggregate Directors' fee pool limit.

Executive pay
The executive pay and reward framework has four components:

- base pay and benefits
- short-term performance incentives
- long-term performance incentives through participation in the Billabong Executive Incentive Option Plan and the Billabong Executive Performance Share Plan; and
- other remuneration such as superannuation.

The combination of these comprises the executive's total remuneration.

Base pay
Executives are offered a competitive remuneration that comprises the components of base pay and benefits. External remuneration consultants may provide analysis and advice to ensure remuneration is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

Benefits
Executives receive benefits including health insurance and superannuation as required by the laws in the various jurisdictions in which the Company operates. In certain circumstances, additional benefits (e.g. travel, accommodation, etc) may also be provided.

Short-term performance incentives
Short-term performance incentives (STIs) vary according to individual contracts, however for high level executives they are broadly based as follows:

- A component of the STI is linked to the individual performance of the executive (this is based on a number of factors, including divisional/regional budgets, key performance indicators (KPIs) and other personal objectives);

Remuneration report (continued)

A Principles used to determine the nature and amount of remuneration (audited) (continued)

- A component of the STI is linked to the financial performance of the Company or measured against budgets set at the beginning of each financial year.

For middle and lower level management, total STIs are linked to individual performance (based on similar factors to those for high level key management personnel). All bonuses are paid in late August or early September of the following financial year. Using a profit target and personal performance KPIs, the Company ensures variable reward is only available when value has been created for shareholders.

The short-term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Human Resource and Remuneration Committee.

The STI target annual payment is reviewed annually.

Long-term performance incentives
Information on both the Billabong Executive Incentive Option Plan and Billabong Executive Performance Share Plan is set out in note 42 of the financial statements.

B Details of remuneration (audited)

Amounts of remuneration
Details of the remuneration of the Directors and the key management personnel (as defined in AASB 124 *Related Party Disclosures)* of the Billabong International Group are set out in the following tables. The cash bonuses are dependent on the satisfaction of performance conditions as set out in the section headed *Short-term performance incentives* above.

The key management personnel of the Group are the Directors of Billabong International Limited and certain executives that either report directly to the Chief Executive Officer or the General Manager of Billabong USA. This includes the five (5) Group executives who received the highest remuneration for the year ended 30 June 2006. The executives are:

- P. Casey – *Global Operations Manager*
- S. North – *General Manager, Billabong Australasia*
- R. Sanders – *Vice President Sales, Billabong USA*
- J. Schillereff – *President, Element Skateboards Inc.*
- C. White – *Chief Financial Officer*

Remuneration report (continued)

B Details of remuneration (audited) (continued)

Key Management Personnel of the Group

2006	Short-term employee benefits			Post-employment benefits	Share-based payment		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Rights $	Total $
Executive Directors							
D. O'Neill *Chief Executive Officer*	900,000	860,000	4,875	12,139	16,462	353,583	2,147,059
P. Naude *General Manager Billabong USA*	862,918	947,226	14,695	5,805	16,462	353,583	2,200,689
Non-Executive Directors							
E.T. Kunkel *Chairman*	224,808	---	1,869	11,233	---	---	237,910
M.A. Jackson	99,904	---	1,746	8,992	---	---	110,642
F.A. McDonald	124,904	---	1,953	9,000	---	---	135,857
G.S. Merchant	99,904	---	1,935	8,992	---	---	110,831
C. Paull	99,904	---	2,037	8,992	---	---	110,933
G.M. Pemberton	99,904	---	328	8,992	---	---	109,224
Other Key Management Personnel							
P. Casey *	434,116	419,208	4,786	6,070	16,462	116,812	997,454
S. North	440,000	110,000	4,679	12,139	---	116,812	683,630
R. Sanders	422,709	115,020	15,512	5,546	7,902	51,510	618,199
J. Schillereff	515,610	338,295	16,189	4,019	---	51,510	925,623
C. White	540,000	270,000	1,546	12,139	---	174,384	998,069

* Appointed to the position of Global Operations Manager on 1 January 2006, previously the General Manager, Billabong Europe. Amounts shown above include all remuneration during the reporting period. The cash bonus includes $150,000 relating to his role as General Manager, Billabong Europe for the six months to 31 December 2005, $110,000 relating to his role as Global Operations Manager for the six months to 30 June 2006 and a one-off $150,000 transfer allowance.

Remuneration report (continued)

B Details of remuneration (audited) (continued)

2005	Short-term employee benefits			Post-employment benefits	Share-based payment		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Rights $	Total $
Executive Directors							
D. O'Neill *Chief Executive Officer*	697,048	1,340,000	58,573	11,584	149,924	171,056	2,428,185
P. Naude *General Manager Billabong USA*	777,094	1,148,311	16,627	5,972	175,866	171,056	2,294,926
Non-Executive Directors							
E.T. Kunkel *Chairman*	127,884	---	1,832	3,029	---	---	132,745
M.A. Jackson	75,000	---	1,878	6,750	---	---	83,628
F.A. McDonald	100,000	---	2,000	9,173	---	---	111,173
G.S. Merchant	75,000	---	1,970	6,750	---	---	83,720
C. Paull	75,000	---	1,935	6,750	---	---	83,685
G.M. Pemberton	130,769	---	725	9,254	---	---	140,748
Other Key Management Personnel							
P. Casey	382,034	300,000	21,167	---	103,191	46,619	853,011
S. North	386,731	320,000	16,386	11,584	45,241	46,619	826,561
J. Schillereff	486,797	576,407	18,111	5,751	47,392	23,298	1,157,756
C. White *	313,462	250,000	1,500	8,688	---	77,699	651,349
S. Wilson **	523,391	120,643	12,009	---	77,738	23,298	757,079

* Appointed 29 October 2004.
** S. Wilson resigned from the consolidated entity, effective 31 July 2005.

C Service agreements (audited)

Remuneration and other terms of employment for the Chief Executive Officer and Chief Financial Officer and the other key management personnel are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance, car allowances and tax advisory services, and participation, when eligible, in the Billabong Executive Incentive Option Plan and Billabong Executive Performance Share Plan. Other major provisions of the agreements relating to remuneration are set out below.

Remuneration report (continued)

C Service agreements (audited) (continued)

D. O'Neill, Chief Executive Officer

- Term of agreement – Open, commencing 1 January 2003.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $912,139 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 2.0 times annual base salary.
- Period of notice to be given by employee – twelve months.

P. Naude, General Manager, Billabong USA

- Term of agreement – three years ending 31 December 2007.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $868,723 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the 1.5 annual base salary plus the performance bonus for the year of termination.
- Period of notice to be given by employee – upon expiration of the agreement on 31 December 2007 – 30 days.

P. Casey, Global Operations Manager

- Term of agreement – Open, commencing 3 July 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $440,186 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – twelve months.

S. North, General Manager, Billabong Australasia

- Term of agreement – Open, commencing 11 July 2000
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $452,139 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – twelve months.

R. Sanders, Vice President Sales, Billabong USA

- Term of agreement – five years ending 31 December 2009.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $428,255 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the base salary for the remaining term of the agreement.
- Period of notice to be given by employee – one month.

J. Schillereff, President, Element Skateboards Inc

- Term of agreement – Open, commencing 7 February 2001.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $519,629 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 0.5 times annual base salary.
- Period of notice to be given by employee – twelve months.

C. White, Chief Financial Officer

- Term of agreement – Open, commencing 29 October 2004.
- Base salary, inclusive of superannuation, for the year ending 30 June 2006 of $552,139 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – six months.

Remuneration report (continued)

D Share-based compensation (audited)

There were no options over unissued ordinary shares of Billabong International Limited granted under any employee incentive plan during or since the end of the financial year to any of the Directors or the key management personnel of the consolidated entity as part of their remuneration.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
25 Oct 01	25 Oct 06	$7.42	$2.26	33% after 25 Oct 03; 33% after 25 Oct 04; 33% after 25 Oct 05
23 Aug 02	23 Aug 07	$8.10	$2.93	33% after 23 Aug 04; 33% after 23 Aug 05; 33% after 23 Aug 06

Options are granted under the Billabong Executive Incentive Option Plan which was approved by special resolution at the 4 July 2000 Annual General Meeting. Staff eligible to participate in the plan are those of supervisor level and above (including Executive Directors). Options are not exercisable unless personal and financial performance criteria are met.

Details of equity instruments, comprising either performance shares or conditional rights (collectively "rights"), provided as remuneration to each Director of the Company and key management personnel of the consolidated entity are set out below. When vested, each instrument will entitle the holder to one ordinary share of the Company. Further information on the Billabong Executive Performance Share Plan and the rights is set out in note 42 of the financial report.

	Number of rights awarded during the year		**Number of rights vested during the year**	
Name	**2006**	2005	**2006**	2005
Directors of Billabong International Limited				
D. O'Neill	45,496	65,000	---	---
P. Naude	45,496	65,000	---	---
Other key management personnel of the Group				
P. Casey	22,242	17,715	---	---
S. North	22,242	17,715	---	---
R. Sanders	7,810	8,853	---	---
J. Schillereff	7,810	8,853	---	---
C. White	27,297	29,525	---	---

Remuneration report (continued)

D Share-based compensation (audited) (continued)

Shares provided on exercise of remuneration options
Details of ordinary shares in the Company provided as a result of the exercise of remuneration options to each Director of Billabong International Limited and other key management personnel of the Group are set out below.

Name	Amount paid per share	Number of ordinary shares issued on exercise of options during the year	
		2006	2005
Directors of Billabong International Limited			
D. O'Neill	$2.60	---	192,307
D. O'Neill	$4.90	13,606	13,605
D. O'Neill	$8.10	8,333	8,333
P. Naude	$2.60	---	269,232
P. Naude	$8.10	8,333	8,333
Other key management personnel of the Group			
P. Casey	$2.60	---	126,924
P. Casey	$4.90	8,164	8,163
P. Casey	$8.10	8,333	8,333
S. North	$2.60	---	34,615
S. North	$4.90	17,008	17,006
R. Sanders	$8.10	4,000	---
J. Schillereff	$4.90	32,655	32,655
S. Wilson	$2.60	---	111,539
S. Wilson	$8.10	---	6,000

No amounts are unpaid on any shares issued on the exercise of options.

E Additional information (unaudited)

Principles used to determine the nature and amount of remuneration: relationship between remuneration and company performance
The overall level of executive reward takes into account the performance of the consolidated entity over a number of years. Over the past five years, the consolidated entity's profit from ordinary activities after income tax has grown at a compound rate of 28.2% per annum, and shareholder wealth has grown at a compound rate of 27.4% per annum, assuming all dividends are re-invested back into Billabong shares on the payment date. During the same period, executive remuneration has grown at a compound rate of 4.5% per annum.

Details of remuneration: cash bonuses and options
For each cash bonus included in the tables under heading B, the percentage of the available bonus that was earned or paid, in the financial year, and the percentage that was forfeited because performance criteria were not met is set out below. There were no options over unissued ordinary shares of Billabong International Limited granted under any employee incentive plan during or since the end of the financial year to any of the Directors or the other key management personnel of the consolidated entity as part of their remuneration. Refer to section *D Share-based compensation* for rights awarded to Directors and managers during the financial year under the Billabong Executive Performance Share Plan.

Remuneration report (continued)

E Additional information (unaudited) (continued)

Name	Cash bonus: Earned or Paid %	Cash bonus: Forfeited %	Options: Vested %	Options: Forfeited %
D. O'Neill	100%	---	100%	---
P. Naude	100%	---	100%	---
P. Casey	100%	---	100%	---
S. North	50%	50%	100%	---
R. Sanders	100%	---	100%	---
J. Schillereff	100%	---	100%	---
C. White	100%	---	---	---

Shares under option
Unissued ordinary shares of Billabong International Limited under option at the date of this report are as follows:

	Number	Grant date	Issue price of shares	Expiry date
Executive Incentive Option Plan	18,418	25/10/2001	$7.42	25/10/2006
Executive Incentive Option Plan	17,672	28/02/2002	$9.39	28/02/2007
Executive Incentive Option Plan	239,510	23/08/2002	$8.10	23/08/2007
Options issued pursuant to Agreement	15,032	10/08/2003	$6.32	09/08/2007
Options issued pursuant to Agreement	32,931	11/08/2004	$7.99	10/08/2008
Options issued pursuant to Agreement	23,921	11/08/2005	$13.69	10/08/2009
Total	**347,484**			

Options issued under the Billabong Executive Incentive Option Plan are not transferable and are exercisable in three tranches. One third of the options become exercisable 24 months after the day the options are granted. Another third become exercisable 36 months after the day the options are granted and the last third become exercisable 48 months after the options are granted. Options may only be exercised if the performance criteria in respect of the options have been met and the holder is, or is the approved nominee of, an Executive Director or senior manager of the Company and/or of any company related to or associated with the Company.

The Options issued pursuant to an Agreement are exercisable in three tranches. One quarter of the options become exercisable 24 months after the day the options are granted. Another half become exercisable 36 months after the day the options are granted and the last quarter become exercisable 48 months after the options are granted. These options were issued in connection with the acquisition of the American based Element Skateboarding brand by the Company's wholly owned subsidiary, Rocket Trademarks Pty Ltd (ACN 097 257 522).

No option holder has any right under the options to participate in any other share issue of the Company or of any other entity.

Insurance of officers
During the financial year Billabong International Limited paid a premium in respect of a contract insuring the Directors of the Company, the Company Secretary and all executive officers against a liability incurred as such a Director, Secretary or executive officer to the extent permitted by the *Corporations Act 2001*. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a willful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Non-audit services
The Company may decide to employ the auditors on assignments additional to their statutory audit duties where the auditors' expertise and experience with the Company and/or the consolidated entity are important.

Details of the amount paid or payable to the auditors (PricewaterhouseCoopers) for non-audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The Directors are satisfied that the provision of non-audit services by the auditors, as set out below, did not compromise the auditors' independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditors;
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditors' own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

During the year the following fees were paid or payable for services provided by the auditors of the parent entity, its related practices and non-related audit firms in relation to non-audit services:

	Consolidated **2006** **$**
PricewaterhouseCoopers Australian firm:	
International tax consulting and tax advice on acquisitions	1,517,358
Due diligence services	471,588
General accounting advice	52,183
Related practices of PricewaterhouseCoopers Australian firm	313,415
Total remuneration for non-audit services	2,354,544

Auditors' independence declaration
A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 19.

Rounding of amounts
The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Auditors
PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001.*

This report is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman

Gold Coast, 22 August 2006

As lead auditor for the audit of Billabong International Limited for the year ended 30 June 2006, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Billabong International Limited and the entities it controlled during the period.

Robert Baker

R. A. Baker
Partner
PricewaterhouseCoopers

Brisbane, 22 August 2006

Billabong International Limited (referred to hereafter as the Company) is committed to achieving and demonstrating the highest standards of corporate governance and recognises the need to maintain policies and practices which reflect the requirements and expectations of all who deal with the Group. These policies and practices remain under constant review by the Board and many of them can be accessed on our Corporate website. This statement outlines Billabong's main corporate governance practices during the year ended 30 June 2006. Your Directors are pleased to advise that substantial compliance with the recommendations of the ASX Corporate Governance Council has been achieved.

The Board of Directors
The composition and role of the Board are detailed in the corporate governance section of the Company website www.billabongbiz.com. The Directors in office at the date of this statement are:

Name	Position
Ted Kunkel	Non-Executive Chairman
Derek O'Neill	Executive Director and Chief Executive Officer
Margaret Jackson	Non-Executive Director
Allan McDonald	Non-Executive Director
Gordon Merchant	Non-Executive Director
Paul Naude	Executive Director and General Manager, Billabong USA
Colette Paull	Non-Executive Director
Gary Pemberton	Non-Executive Director

Further details of the members of the Board, including their experience and expertise, is set out in the Directors' Report section of the Annual Report.

Composition of the Board
The Board is comprised of a majority of Non-Executive Directors with six (6) Non-Executive Directors and two (2) Executive Directors. All Directors are required to bring independent judgement to bear in their Board decision making. Non-Executive Directors meet independently of Executive Directors and management at each Board meeting to discuss performance issues and a range of other matters. The Chairman is a Non-Executive Director appointed by the full Board and is required to meet regularly with the CEO. The Company maintains a mix of Directors on the Board from different business backgrounds with complementary skills and experience.

Non-Executive Directors are not entitled to any bonuses, or incentive payments and do not participate in option-based or other incentive schemes which are available to employees. Non-Executive Directors do not receive retirement benefits (other than statutory superannuation payments).

Role of the Board
Directors are responsible to shareholders for the short term and long term performance of the Company and their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Company is properly managed.

The primary functions of the Board include responsibility for:

- setting objectives, goals and strategic direction for each of the major business units;
- monitoring financial performance including approving business plans, the annual operating and capital expenditure budgets and financial statements;
- establishing, monitoring and evaluating the effectiveness of internal controls, risk management and compliance systems;
- appointing and reviewing the performance of the CEO and senior management;
- approving and monitoring major capital expenditure, capital management, acquisitions, divestments and identified business drivers;
- monitoring areas of significant business risk and ensuring arrangements are in place to manage those risks;
- ensuring conformance to environmental, social and occupational health and safety requirements; and
- reporting to shareholders on performance.

The full Board currently holds nine scheduled meetings each year, plus strategy meetings and any extraordinary meetings which may be necessary to address any specific matters that may arise. During the financial year the Board met eleven (11) times.

To assist in the execution of its responsibilities, the Board has established an Audit Committee, a Nominations Committee and a Human Resource and Remuneration Committee. These Committees operate under written charters which set out their respective roles and responsibilities, composition, structure, membership requirements and the manner in which the Committee is to operate. All Non-Executive Directors are required to serve on all Board Committees and are chaired by a Non-Executive Director other than the Chairman of the Company.

Matters determined by Committees are submitted to the full Board as recommendations for decision and ratification. Minutes of Committee meetings are tabled at the immediately subsequent Board meeting.

Independent professional advice
Directors and Board Committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior written approval of the Chairman is required, but this will not be unreasonably withheld. The advice obtained must be made available to all Board members in due course.

Performance assessment
The Board undertakes an annual self assessment of its collective performance, the performance of the Chairman and of its Committees. The Chairman meets privately with each Director to discuss individual and collective performance of Directors.

Director independence
Mr Gordon Merchant is a substantial shareholder of the Company. Accordingly he is not considered to be independent of the Company based on the ASX guidelines. Mr Merchant is a founder of the Billabong Group and the Board considers that it is in the best interests of all shareholders to have a Director with Mr Merchant's industry and business expertise and Company history as a member of the Board.

During the financial year under review, Mr Pemberton ceased to be a substantial shareholder in the Company. Mr Pemberton is now considered to be an independent Director.

All other Non-Executive Directors do not have any business interest or other relationship that could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the Company.

Conflicts of interest
Directors are required to keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict may exist, the Director concerned does not receive the relevant Board papers and is not present at the meeting while the item is considered. Additionally Directors are required to advise the Board of any executive appointments to other companies and any related party transactions including financial transactions with the Group.

Mr Paul Naude and entities associated with Mr Gordon Merchant and Ms Colette Paull had business dealings with the Company during the year, details of which are disclosed in the financial statements.

Financial reporting
The CEO and CFO have certified to the Board that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and are in accordance with relevant accounting standards. The Board receives monthly reports from management on the financial and operational performance of the Group.

Board Committees

Audit Committee
The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board. The CEO and CFO may attend Committee meetings by invitation.

The main functions of the Committee are to:
- ensure the integrity and reliability of the Company's financial statements and all other financial information published by the Company or released to the market;
- review the scope and results of external and compliance audits;
- assess compliance with applicable legal and regulatory requirements;
- assess the effectiveness of the systems of internal control and risk management; ;
- review the appointment, remuneration, qualifications, independence and performance of the external auditors and the integrity of the audit process as a whole; and
- monitor and review the nature of non-audit services of external auditors and related fees.

Nominations Committee
The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board.

The main functions of the Committee are to:
- monitor and review the balance of Board skills and Director interaction;
- identify skill sets that might be appropriate to add to the Board as Company issues change and evolve;
- oversee the identification, and evaluation of potential appointees as and when appropriate; and
- ensure that adequate induction material, setting out rights and responsibilities, is available to new appointees.

The Nominations Committee will report to, and make recommendations to the full Board in relation to each of its functions.

Human Resource and Remuneration Committee
The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board.

The main functions of the Committee are to:
- make recommendations to the Board on Human Resource and Total Remuneration policy and practices that support the Group's overall strategy and objectives;
- attract and retain key employees; and
- link total remuneration to financial performance and the attainment of strategic objectives.

In particular to:
- review and set the terms and conditions of employment for the CEO, including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits;
- annually appraise the performance of the CEO and provide appropriate executive development programs;
- review and set levels of remuneration for Executive Directors and senior management, including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits;
- review Non-Executive Director remuneration with the assistance of external consultants as appropriate;
- review all equity based plans and all executive incentive plans;
- review the management succession plan;
- review key philosophies and practices relating to the remuneration and development of the Company's employees generally, and
- ensure the total remuneration program and practices of the Group are designed with full consideration of all tax, accounting, legal and regulatory requirements.

The Human Resource and Remuneration Committee reports to, and makes recommendations to the full Board in relation to each of its functions.

Risk assessment and management
The Board, through the Audit Committee is responsible for ensuring the adequacy of the Company's risk management framework and system of internal control and for regularly reviewing its effectiveness. The CEO and management team are responsible for promoting a high level of risk awareness across the Company and implementing risk management strategies and reporting to the Board and Audit Committee on developments related to risk and mitigation strategies.

In particular, at the Board and senior management strategy planning sessions held throughout the year, it reviews and identifies key business and financial risks which could prevent the Company from achieving its objectives. Additionally a formal risk assessment process is part of each major capital acquisition with a post acquisition review undertaken within the first eighteen months of major business acquisitions, major capital expenditures or significant business initiatives.

Code of conduct
The Company has adopted a Code of Conduct published by the Australian Institute of Company Directors in 1998. The Company has not adopted a separate Code of Conduct.

Communications with shareholders
The Company communicates to shareholders through the Company's annual report, Annual General Meeting, half-year and full-year results, and Company website. Financial information for the past four years, and all other announcements are made available on the website.

During periods of particular sensitivity, the Company's policy is to avoid any discussion with shareholders, media, analysts or other market operators for thirty days prior to the close of the half and full-year accounting periods to the time of the half and full-year profit announcements. This policy is subordinate to the ASX requirements of continuous disclosure.

Continuous disclosure
The Company Secretary has been nominated as the person responsible for communication with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All information disclosed to the ASX is posted on the Company's website as soon as it is disclosed to the ASX. When analysts are briefed following half-year and full-year results announcements, the material used in the presentations are released to the ASX prior to the commencement of the briefing. This information is also posted on the Company's website. The Company ensures that if any price sensitive information is inadvertently disclosed, this information is also immediately released to the market. The Company is committed to ensuring that all stakeholders and the market are provided with relevant and accurate information regarding its activities in a timely manner.

Trading in Company securities by Directors and employees
The Company has a detailed securities trading policy which regulates dealings by Directors and employees in shares, options and other securities issued in the Company. A copy of this policy is available on our Corporate website. A summary of the policy is as follows:

- dealings by senior managers, Directors and nominated employees are confined to three trading windows which begin after two clear trading days have elapsed from the date of the half and full-year profit announcements and date of the Annual General Meeting and continues for a period of thirty calendar days;
- Directors have entered into agreements to notify the Company within three days of any dealings in the Company securities;
- where a trade by a Director or associated company is in excess of one million shares or represents more than 10% of that Director's then current securities holding, the Director has the responsibility to notify the Chairperson at least 48 hours prior to engaging in any transaction;
- guidance is given to Directors that transactions in excess of one million shares should not be sold through normal day trading in order to minimise risk to the market price; and
- executives are prohibited from hedging or otherwise reducing or eliminating the risk associated with long term incentives such as unvested performance shares and options offered by the Company to the executive.

External auditors
PricewaterhouseCoopers were appointed as the external auditors in 2000. It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies at least every five years. The performance of the external auditors is reviewed annually. An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors' report and in the notes to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee. The external auditors are requested to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the Audit Report.

Ethical compliance
The Company is working towards the application of Social Accountability 8000 (SA8000) compliance among all external factory contractors. SA8000 is a certification standard based on the primary international workplace rights contained within the International Labour Organisation conventions, the Universal Declaration of Human Rights and the UN Convention on the Rights of the Child.

It is the commitment of the Company to ensure that its products, across all divisions, are manufactured to appropriate labour standards.

Billabong International Limited

ABN 17 084 923 946

Contents

:: FINANCIAL REPORT 30 JUNE 2006

This financial report covers both Billabong International Limited as an individual entity and the consolidated entity consisting of Billabong International Limited and its subsidiaries. The financial report is presented in the Australian currency.

Billabong International Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Billabong International Limited
1 Billabong Place
Burleigh Heads QLD 4220

A description of the nature of the consolidated entity's operations and its principal activities is included in the Directors' report on pages 2 – 4, which is not part of this financial report.

The financial report was authorised for issue by the Directors on 22 August 2006. The Company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available on our Corporate website: www.billabongbiz.com

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Revenue	5	1,027,832	848,430	134,039	67,206
Other income	6	175	1,141	14	---
Finance costs	7	(9,069)	(5,896)	(4,060)	(3,120)
Other expenses	7	(805,993)	(660,016)	(950)	(1,051)
Profit before income tax		212,945	183,659	129,043	63,035
Income tax (expense)/benefit	8	(67,286)	(58,427)	(903)	835
Profit for the year		145,659	125,232	128,140	63,870
Loss attributable to minority interest		230	---	---	---
Profit attributable to members of Billabong International Limited		145,889	125,232	128,140	63,870

Earnings per share for profit attributable to the ordinary equity holders of the Company		Cents	Cents
Basic earnings per share	41	70.8	61.0
Diluted earnings per share	41	70.5	60.9

The above income statements should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
ASSETS					
Current assets					
Cash and cash equivalents	9	67,855	51,022	269	559
Trade and other receivables	10	231,981	172,705	17,867	19,262
Inventories	11	161,982	111,815	---	---
Other	12	12,190	4,713	154	53
Total current assets		474,008	340,255	18,290	19,874
Non-current assets					
Receivables	13	10,767	7,906	147,051	86,288
Other financial assets	14	---	---	259,258	259,183
Property, plant and equipment	15	92,661	39,040	---	---
Intangible assets	16	654,255	539,155	---	---
Deferred tax assets	17	22,645	11,582	---	---
Other	18	3,396	---	---	---
Total non-current assets		783,724	597,683	406,309	345,471
Total assets		1,257,732	937,938	424,599	365,345
LIABILITIES					
Current liabilities					
Trade and other payables	19	135,403	108,706	7	---
Borrowings	20	6,211	2,854	---	---
Current tax liabilities	21	27,204	17,370	11,125	10,614
Provisions	22	11,930	7,715	---	---
Total current liabilities		180,748	136,645	11,132	10,614
Non-current liabilities					
Borrowings	23	257,353	113,016	50,454	38,617
Deferred tax liabilities	24	90,478	49,417	---	---
Provisions	25	1,030	1,526	---	---
Deferred payment		16,000	---	---	---
Total non-current liabilities		364,861	163,959	50,454	38,617
Total liabilities		545,609	300,604	61,586	49,231
Net assets		712,123	637,334	363,013	316,114
EQUITY					
Contributed equity	26	313,528	309,911	313,528	309,911
Treasury shares	27(a)	(11,982)	(5,763)	---	---
Option reserve	27(b)	4,336	1,356	---	---
Other reserves	27(b)	619	(11,088)	---	---
Retained profits	27(c)	403,949	342,918	49,485	6,203
Parent entity interest		710,450	637,334	363,013	316,114
Minority interest		1,673	---	---	---
Total equity		712,123	637,334	363,013	316,114

The above balance sheets should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Total equity at the beginning of the financial year		637,334	576,524	316,114	305,692
Adjustment on adoption of AASB 132 and AASB 139, net of tax, to:					
Reserves	27(b)	861	---	---	---
Restated total equity at the beginning of the financial year		638,195	576,524	316,114	305,692
Cash flow hedge reserve movement, net of tax	27(b)	(322)	---	---	---
Exchange differences on translation of foreign operations	27(b)	11,168	(6,567)	---	---
Net income recognised directly in equity		10,846	(6,567)	---	---
Profit for the year		145,659	125,232	128,140	63,870
Total recognised income and expense for the year		156,505	118,665	128,140	63,870
Transactions with equity holders in their capacity as equity holders:					
Contributions of equity, net of transaction costs	26	3,564	11,393	3,564	11,393
Contributions of other equity securities	26	53	56	53	56
Dividends paid	28	(84,858)	(64,897)	(84,858)	(64,897)
Treasury shares purchased by employee share plan trusts	27(a)	(6,219)	(5,763)	---	---
Option reserve in respect of employee share plan	27(b)	2,980	1,356	---	---
Minority interest on acquisition of subsidiary	35	1,903	---	---	---
		(82,577)	(57,855)	(81,241)	(53,448)
Total equity at the end of the financial year		712,123	637,334	363,013	316,114
Total recognised income and expense for the year is attributable to:					
Members of Billabong International Limited		156,735	118,665	128,140	63,870
Minority interest		(230)	---	---	---
		156,505	118,665	128,140	63,870

The above statements of changes in equity should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of GST)		1,075,260	871,718	---	---
Payments to suppliers and employees (inclusive of GST)		(910,092)	(694,950)	(943)	(2,166)
		165,168	176,768	(943)	(2,166)
Dividends received		---	---	126,858	65,000
Interest received		1,675	1,341	7,181	2,206
Other revenue		2,777	3,449	14	---
Borrowing costs		(8,196)	(5,420)	(4,060)	(2,895)
Income taxes paid		(53,749)	(53,821)	(392)	(509)
Net cash inflow from operating activities	39	107,675	122,317	128,658	61,636
Cash flows from investing activities					
Payment for purchase of subsidiary, net of cash acquired	35	(70,291)	---	(75)	(31)
Payments for property, plant and equipment		(63,520)	(16,050)	---	---
Loans to related parties		(5,008)	---	(131,613)	(201,162)
Loans from related parties		---	---	235,089	38,617
Repayment of loans by related parties		---	---	72,197	166,287
Repayment of loans to related parties		---	---	(269,252)	---
Payments for intangible assets		(6,772)	(21,916)	---	---
Proceeds from sale of property, plant and equipment		412	513	---	---
Net cash (outflow) inflow from investing activities		(145,179)	(37,453)	(93,654)	3,711
Cash flows from financing activities					
Proceeds from issues of shares and other equity securities		3,564	11,393	3,564	11,393
Payments for treasury shares held by employee share plan trusts		(6,219)	(5,763)	---	---
Proceeds from borrowings		215,030	87,278	110,492	56,725
Repayment of borrowings		(75,718)	(114,894)	(64,492)	(68,526)
Dividends paid	28	(84,858)	(64,897)	(84,858)	(64,897)
Net cash inflow (outflow) from financing activities		51,799	(86,883)	(35,294)	(65,305)
Net increase (decrease) in cash and cash equivalents		14,295	(2,019)	(290)	42
Cash and cash equivalents at the beginning of the year		51,022	56,086	559	517
Effects of exchange rate changes on cash and cash equivalents		2,538	(3,045)	---	---
Cash and cash equivalents at the end of the year	9	67,855	51,022	269	559

Financing arrangements	23
Non-cash financing and investing activities	40

The above cash flow statements should be read in conjunction with the accompanying notes.

Contents

Note 1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Billabong International Limited as an individual entity (the "Company" or "parent entity") and the consolidated entity consisting of Billabong International Limited and its subsidiaries (the "Group" or "consolidated entity").

(a) Basis of preparation

The general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRS
Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of Billabong International Limited comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure.*

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards
These financial statements are the first Billabong International Limited financial statements to be prepared in accordance with AIFRS. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Billabong International Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing Billabong International Limited 2006 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in note 43.

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss and certain classes of property, plant and equipment.

Early adoption of standards
The Group has elected not to early apply accounting standards that are not applicable to the accounting periods ended 30 June 2006.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

(b) Principals of consolidation

Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Billabong International Limited as at 30 June 2006 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Note 1. Summary of significant accounting policies (cont'd)

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(h)).

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

Investments in subsidiaries are accounted for at cost in the individual financial statements of Billabong International Limited.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) *Functional and presentation currency*
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is the Company's functional and presentation currency.

(ii) *Transactions and balances*
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii) *Group companies*
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

Note 1. Summary of significant accounting policies (cont'd)

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, or borrowings repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and amounts collected on behalf of third parties. Revenue is recognised for the major business activities as follows:

(i) *Sale of goods*
Revenue from sale of goods is recognised when it can be reliably measured, the significant risks and rewards of ownership have passed to, and the goods been accepted by, the customer and collectibility of the related receivable is probable.

Sales terms determine when risks and rewards are considered to have passed to the customer. Given that sales terms vary between regions and customers the Group recognises some wholesale sales on shipment and others on delivery of goods to the customer, whichever is appropriate. The Group recognises retail sales at the time of sale of the goods to the customer.

(ii) *Interest income*
Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income over the discounted period.

(iii) *Royalty income*
Royalty income is recognised as it accrues.

(iv) *Agent commissions*
Revenue earned from sourcing of product on behalf of licensees is recognised net of the cost of the goods, reflecting the sourcing commission only. Sourcing commission is recognised when the goods are provided.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Note 1. Summary of significant accounting policies (cont'd)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation
Billabong International Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2002.

The head entity, Billabong International Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Billabong International Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable or payable to other entities in the group. Details about the tax funding agreement are disclosed in note 8.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

A deferred tax liability is recognised in relation to a proportion of the Group's indefinite life intangibles. The tax base assumed in determining the magnitude of the deferred tax liability is the capital cost base of the assets. As the assets are indefinite life in nature it was determined the assets would not be recovered through use but rather through sale.

(g) Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and finance cost. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance lease is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases (note 33). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Lease income from operating leases is recognised in income on a straight-line basis over the lease term.

(h) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Note 1. Summary of significant accounting policies (cont'd)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(q)(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(i) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(j) Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(k) Trade receivables

All trade debtors are recognised at the date they are invoiced, initially at fair value and subsequently measured at amortised cost, and are principally on 30 day terms. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the income statement.

Other receivables is comprised of amounts receivable under a factoring arrangement and amounts due as a result of transactions outside the normal course of trading.

(l) Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value.

(i) *Raw materials*
Cost is determined using the first-in, first-out (FIFO) method and standard costs approximating actual costs.

(ii) *Work in progress and finished goods*
Cost is standard costs approximating actual costs including direct materials, direct labour and an allocation of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts.

Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Cost also includes the transfer from equity of any gains/losses on qualifying cash flow hedges relating to purchases.

Note 1. Summary of significant accounting policies (cont'd)

(m) Investments and other financial assets

From 1 July 2004 to 30 June 2005
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

Adjustments on transition date: 1 July 2005
The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that, with the exceptions of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Fair value is inclusive of transaction costs. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 July 2005) changes to carrying amounts are taken to retained earnings or reserves.

From 1 July 2005
The Group classifies its investments in the following categories: financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at each reporting date.

(i) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading which are acquired principally for the purpose of selling in the short term with the intention of making a profit. Derivatives are also categorised as held for trading unless they are designated as hedges.

(ii) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and abilities to hold to maturity.

(iv) Available-for-sale financial assets
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit and loss' category, including interest and dividend income, are presented in the income statement within other income or other expenses in the period in which they arise.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences are recognised in profit or loss and other changes in carrying amount are recognised in equity. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in equity.

Note 1. Summary of significant accounting policies (cont'd)

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses from investment securities.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments classified as available-for-sale are not reversed through the income statement.

(n) Derivatives

From 1 July 2004 to 30 June 2005
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP in relation to financial instruments within the scope of AASB 132 and AASB 139.

The following sets out how derivatives were accounted for under previous AGAAP.

Interest rate swaps
The net amount receivable or payable under interest rate swap agreements was progressively brought to account over the period to settlement. The amount recognised was accounted for as an adjustment to interest and finance charges during the period and included in other debtors or other creditors at each reporting date.

Where an interest rate swap was terminated early and the underlying hedged transaction was:
(a) still expected to occur as designated: the gains or losses arising on the swap upon its early termination continued to be deferred and were progressively brought to account over the period during which the hedged transactions were recognised
(b) no longer expected to occur as designated: the gains or losses arising on the swap upon its early termination were recognised in the income statement at the date of termination.

Forward foreign exchange contracts
Gains or costs arising from entering into a contract intended to hedge the purchase or sale of goods or services, together with the subsequent exchange gains or losses resulting from remeasurement of those contracts by reference to movements in spot exchange rates were deferred in the balance sheet from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale.

Early termination of forward foreign exchange contracts was accounted for on a basis consistent with interest rate swaps (refer above). For both interest rate swaps and foreign exchange contracts, if the hedged transaction was not expected to occur as originally designated, or if the hedge was no longer expected to be effective, any previously deferred gains or losses were recognised as revenue or expense immediately.

Adjustments on transition date: 1 July 2005
The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 July 2005) changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

From 1 July 2005
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either; (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedges).

Note 1. Summary of significant accounting policies (cont'd)

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in note 29. Movements in the hedging reserve in shareholders' equity are shown in note 27(b).

(i) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expense.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the income statement within 'finance costs'. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(ii) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses.

(o) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(p) Property, plant and equipment

Land and buildings are shown at cost. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Note 1. Summary of significant accounting policies (cont'd)

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

- Buildings 20 years
- Owned and leased plant & equipment 3-20 years
- Furniture, fittings and equipment 3-20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

(q) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised. Instead goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii) Brands

Expenditure incurred in developing or enhancing brands is written off against operating profit in the year in which it is incurred. Brands are shown at historical cost.

Brands have a limited legal life, however the Group monitors global expiry dates and renews registrations where required. Brands recorded in the financial statements are not currently associated with products which are likely to become commercially or technically obsolete. Accordingly, the Directors are of the view that brands have an indefinite life.

Brands are tested annually for impairment and carried at cost less accumulated impairment losses.

(iii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (three to five years). Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(r) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(s) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Note 1. Summary of significant accounting policies (cont'd)

(t) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(u) Provisions

Provisions for restoration, restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

(v) Employee benefits

(i) *Wages and salaries, annual leave and sick leave*
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) *Long service leave*
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) *Termination benefits*
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(iv) *Profit-sharing and bonus plans*
The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(w) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

Note 1. Summary of significant accounting policies (cont'd)

(x) Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at balance date.

(y) Earnings per share

(i) *Basic earnings per share*
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) *Diluted earnings per share*
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(z) Employee and executive share plans

Equity-based compensation benefits are provided to employees via the Billabong Executive Incentive Option Plan, an employee share scheme and the Billabong Executive Performance Share Plan.

No options have been granted to employees under the Billabong Executive Incentive Option Plan since August 2002 and, as it is intended that the Executive Performance Share Plan replace the Billabong Executive Incentive Option Plan, it is not envisaged that any further options will be granted under this plan. For options already granted under the plan, no expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefit expense with a corresponding increase in equity when the employees become entitled to the shares.

The fair value of equity instruments granted under the Billabong Executive Performance Share Plan is recognised as an employee benefit expense over the period during which the employees become unconditionally entitled to the instruments. There is a corresponding increase in equity, being recognition of an option reserve. Once the employees become unconditionally entitled to the instruments the option reserve is set-off against the treasury shares vested. The fair value of equity instruments granted is measured at grant date.

To facilitate the operation of the Billabong Executive Performance Share Plan third party trustees are used to administer the trusts which hold shares allocated under the plan. CPU Share Plans Pty Ltd and CRS Nominees Ltd are third party trustees for the Billabong Executive Performance Share Plan – Australia trust (for Australian employees) and the Billabong Executive Performance Share Plan trust (for non-Australian employees) respectively. As the trusts were established by the Company for the benefit of the consolidated entity, through the provision of a component of the consolidated entities executive remuneration, the trusts are consolidated in the consolidated entity.

Current equity based instruments granted under the Billabong Executive Performance Share Plan include performance shares and conditional rights. Both performance shares and conditional rights are subject to performance hurdles. Through contributions to the trusts the consolidated entity purchases shares of the Company on market to underpin performance shares and conditional rights issued. The shares are recognised in the balance sheet as treasury shares. Treasury shares are excluded from the weighted average number of shares used as the denominator for determining basic earnings per share and net tangible asset backing per share. The performance shares and conditional rights of the Billabong Executive Performance Share Plan are treated as potential ordinary shares for the purposes of diluted earnings per share.

The Company incurs expenses on behalf of both trusts. These expenses are in relation to administration costs of the trusts and are recorded in the income statement as incurred.

Note 1. Summary of significant accounting policies (cont'd)

(aa) Financial instrument transaction costs

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP transaction costs were excluded from the amounts disclosed in the financial statements. Under AIFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts for the Group was immaterial.

(bb) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(cc) Rounding of amounts

The Company is of a kind referred to in Class order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

(dd) New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2006 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below:

(i) AASB 119 *Employee Benefits: Accounting for actuarial gains and losses and group plans*
AASB 119 issued in December 2004 is applicable to annual periods beginning on or after 1 January 2006. The Group has not elected to adopt this version of AASB 119 early. Implementation of the December 2004 version of AASB 119 will not affect the Group's financial statements.

(ii) AASB 2005-1 *Amendments to Australian Accounting Standard [AASB 139]: Cash flow hedge accounting of forecast intra-group transactions*
AASB 2005-1 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendment to AASB 139 is not expected to have an impact on the Group's financial statements.

(iii) AASB 2005-4 *Amendments to Australian Accounting Standards [AASB 139, AASB 132, AASB 1, AASB 1023 & AASB 1038]: Fair value option*
AASB 2005-4 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments to the standards are not expected to have an impact on the Group's financial statements.

(iv) UIG 4 *Determining whether an Asset Contains a Lease*
UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Group has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2007 financial statements and the UIG 4 transition provisions. The Group will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 July 2006. Implementation of UIG 4 is not expected to change the accounting for any of the Group's current arrangements.

Note 1. Summary of significant accounting policies (cont'd)

(v) AASB 2005-9 *Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 & AASB 132]*
AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The Group has not elected to adopt the amendments early. It will apply the revised standards in its 30 June 2007 financial statements. Application of the revised rules may result in the recognition of financial liabilities in the financial statements of the parent entity, Billabong International Limited, under guarantees given pursuant to the deed of cross guarantee (see note 37) in respect of amounts payable by wholly-owned subsidiaries. An assessment of the fair value of these guarantees has not yet been performed. The new rules will be implemented retrospectively and if required a restatement of the comparative figures as required by AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors.*

(vi) AASB 7 *Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]*
AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group's financial instruments.

(vii)AASB 2005-6 *Amendments to Australian Accounting Standard [AASB 121]*
AASB 2005-6 is applicable to annual reporting periods ending on or after 31 December 2006. The amendment relates to monetary items that form part of a reporting entity's net investment in a foreign operation. It removes the requirement that such monetary items had to be denominated either in the functional currency of the reporting entity or the foreign operation. The amendment to AASB 121 will not have a material impact on the Group's financial statements.

(viii) AASB 2006-1 *Amendments to Australian Accounting Standards [AASB 121]*
AASB 2006-1 is applicable for financial periods ending on or after 31 December 2006. The amendments provide clarification regarding monetary items forming part of the net investment in a foreign operation. The amendment to AASB 121 is not expected to have a material impact on the Group's financial statements.

(ix) UIG 8 *Scope of AASB 2*
UIG Interpretation 8 is effective for annual reporting periods beginning on or after 1 May 2006. The interpretation clarifies that the scope of AASB 2 *Share-based Payment* includes transactions where the entity cannot identify specifically some or all of the goods or services received as consideration for the equity instruments of the entity or other share-based payment. As a result, the fair value of equity instruments issued will need to be expensed. The Group has not elected to adopt the amendments early and will incorporate these changes into the 30 June 2007 financial statements. The interpretation is not expected to have any material impact on the Group's financial statements.

(x) UIG 9 *Reassessment of embedded derivatives*
UIG Interpretation 9 is effective for annual periods beginning on or after 1 June 2006. Following IFRIC, UIG Interpretation 9 was issued to clarify that subsequent reassessment is required only if there has been a change in the terms of the contract that significantly modifies the cash flows that originally arose under the contract. If an entity is required to make such a reassessment, then on first time adoption of AIFRS, the assessment of whether an embedded derivative needs to be separated from the host contract should be based on conditions existing at the date of this subsequent reassessment. Otherwise, the assessment on initial adoption of AIFRS is required to be based on conditions existing at the date the entity first became a party to the contract. The Group has not elected to adopt the amendments early and will incorporate these changes into the 30 June 2007 financial statements. The interpretation is not expected to have any material impact on the Group's financial statements.

Note 2. Financial risk management

The Group's activities expose it to a variety of financial risks; market risk (including currency risk), credit risk, liquidity risk and cash flow interest rate risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain risk exposures.

(a) Market risk

(i) Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures. Forward contracts are used to manage foreign exchange risk.

For segment reporting purposes, each segment designates contracts with external parties as cash flow hedges.

The Group's risk management policy is for each region to hedge up to 90% of forecast foreign denominated inventory purchases for the upcoming season. Further hedges can be executed following receipt of customer orders. All hedges of projected purchases qualify as "highly probable" forecast transactions for hedge accounting purposes.

(b) Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history. Derivative counterparties and cash deposits are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to closeout market positions. Due to the dynamic nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available.

(d) Cash flow interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group's interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. The Group manages its cash flow interest-rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

Note 3. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated impairment of goodwill and indefinite life intangibles
The Group tests annually whether goodwill and indefinite life intangibles have suffered any impairment, in accordance with the accounting policy stated in note 1(i). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. Assumptions used in impairment testing are detailed in note 16.

Note 4. Segment information

(a) Description of segments

The consolidated entity is organised on a global basis into the following geographical segments. Each segment's areas of operation are the wholesaling and retailing of surf, skate and snow apparel and accessories.

Australasia
This segment includes Australia, New Zealand and Japan.

Americas
This segment includes the United States of America, Canada, Brazil, Peru and Chile.

Europe
This segment includes France, Germany, England, Spain, Italy, Netherlands, Belgium, Austria.

Rest of the World
This segment relates to royalty receipts from third party operations.

(b) Primary reporting format – geographical segments

2006	Australasia $'000	Americas $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to external customers	295,162	521,946	201,119	---	1,018,227
Other revenue, including interest revenue	2,608	1,245	511	5,241	9,605
Total segment revenue	297,770	523,191	201,630	5,241	1,027,832
Segment result (includes inter-company royalties and sourcing fees)	166,326	41,025	22,626	5,241	235,218
Less: depreciation and amortisation	(4,182)	(7,759)	(3,699)	---	(15,640)
Less: interest (expense)/income (net)	(1,843)	(4,272)	(518)	---	(6,633)
Profit before income tax	160,301	28,994	18,409	5,241	212,945
Consolidated profit before income tax					212,945
Less: income tax expense					(67,286)
Consolidated profit for the year					145,659
Segment assets	768,473	421,844	148,261	---	1,338,578
Elimination					(80,846)
Total assets					1,257,732
Segment liabilities	39,371	101,093	48,159	---	188,623
Elimination					(54,387)
Unallocated liabilities					411,373
Total liabilities					545,609
Acquisitions of property, plant & equipment, intangibles and other non-current segment assets	36,787	127,317	15,813	---	179,917
Impairment of inventories	22	540	4,257	---	4,819
Impairment of trade receivables	(313)	1,320	812	---	1,819

Note 4. Segment information (cont'd)

2005	Australasia $'000	Americas $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to external customers	275,682	393,121	171,898	---	840,701
Other revenue, including interest revenue	2,051	727	750	4,201	7,729
Total segment revenue	277,733	393,848	172,648	4,201	848,430
Segment result (includes inter-company royalties and sourcing fees)	122,312	54,316	16,517	4,201	197,346
Less: depreciation and amortisation	(3,954)	(3,746)	(2,296)	---	(9,996)
Less: interest (expense)/income (net)	(1,047)	(1,746)	(898)	---	(3,691)
Profit before income tax	117,311	48,824	13,323	4,201	183,659
Consolidated profit before income tax					183,659
Less: income tax expense					(58,427)
Consolidated profit for the year					125,232
Segment assets	674,997	207,487	104,494	---	986,978
Elimination					(49,040)
Total assets					937,938
Segment liabilities	33,078	60,209	37,255	---	130,542
Elimination					(25,250)
Unallocated liabilities					195,312
Total liabilities					300,604
Acquisitions of property, plant & equipment, intangibles and other non-current segment assets	23,743	11,508	2,523	---	37,774
Impairment of inventories	1,893	378	2,704	---	4,975
Impairment of trade receivables	18	467	341	---	826

(c) Secondary reporting format – business segments

The consolidated entity operates predominately in one business segment being the surf, skate and snow apparel and accessories market.

Note 5. Revenue

	Consolidated		Parent entity	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
From continuing operations				
Sales revenue				
Sale of goods	1,018,227	840,701	---	---
Royalties	5,241	4,201	---	---
	1,023,468	844,902	---	---
Other revenue				
Interest	2,436	1,625	7,181	2,206
Dividends	---	---	126,858	65,000
Other	1,928	1,903	---	---
	4,364	3,528	134,039	67,206
Total revenue	1,027,832	848,430	134,039	67,206

Note 6. Other income

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Foreign exchange gains (net loss in 2006 – refer note 7)	---	1,141	14	---
Other	175	---	---	---
	175	1,141	14	---

Note 7. Expenses

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Profit before income tax includes the following specific expenses:				
Expenses				
Cost of goods sold	476,309	406,118	---	---
Selling general and administrative expenses	282,758	224,043	950	1,051
Depreciation				
Buildings	258	122	---	---
Plant and equipment	13,347	7,904	---	---
Plant and equipment under finance lease	782	671	---	---
Total depreciation	14,387	8,697	---	---
Amortisation finite life intangible assets	1,253	1,299	---	---
Interest and finance charges paid/payable	9,069	5,896	4,060	3,120
Net loss on disposal of property, plant and equipment	88	350	---	---
Foreign exchange losses (net gain in 2005 – refer note 6)	1,224	---	---	---
Rental expense relating to operating leases				
Minimum lease payments	19,080	13,042	---	---
Contingent rentals	4,364	746	---	---
Sub-leases	(108)	(80)	---	---
Total rental expense relating to operating leases	23,336	13,708	---	---
Other charges against assets				
Write down of inventories to net realisable value	4,819	4,975	---	---
Bad and doubtful debts – trade debtors	1,819	826	---	---

Note 8. Income tax expense

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(a) Income tax expense				
Current tax	67,799	60,758	209	(590)
Deferred tax	(30)	(1,629)	---	---
Under (over) provided in prior years	(483)	(702)	694	(245)
	67,286	58,427	903	(835)
Deferred income tax (revenue) expense included in income tax expense comprises:				
Decrease (increase) in deferred tax assets (note 17)	(9,213)	(2,431)	---	---
(Decrease) increase in deferred tax liabilities (note 24)	9,183	802	---	---
	(30)	(1,629)	---	---
(b) Numerical reconciliation of income tax expense to prima facie tax payable				
Profit from continuing operations before income tax expense	212,945	183,659	129,043	63,035
Tax at the Australian tax rate of 30% (2005 – 30%)	63,884	55,098	38,713	18,910
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Net exempt income	(3,268)	(2,237)	---	---
Non-taxable dividends	---	---	(38,057)	(19,500)
Non-deductible permanent differences	223	736	(447)	---
	60,839	53,597	209	(590)
Difference in overseas tax rates	6,930	5,532	---	---
Under (over) provision in prior years	(483)	(702)	694	(245)
Income tax expense/(benefit)	67,286	58,427	903	(835)
(c) Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity				
Net deferred tax – debited (credited) (note 17, 24)	(74)	---	---	---
	(74)	---	---	---

(d) Tax consolidation legislation

Billabong International Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2002. The accounting policy in relation to this legislation is set out in note 1(f).

On adoption of the tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the Directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Billabong International Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Billabong International Limited for any current tax payable assumed and are compensated by Billabong International Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Billabong International Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities' financial statements.

Note 8. Income tax expense (cont'd)

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax installments. The funding amounts are recognised as current intercompany receivables or payables (note 34).

Note 9. Current assets - Cash and cash equivalents

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Cash at bank and in hand	42,231	46,393	269	559
Deposits at call	25,624	4,629	---	---
	67,855	51,022	269	559

(a) Cash at bank and on hand
The cash at bank balances are bearing a weighted average interest rate of 2.2% (2005: 2.0%).

(b) Deposits at call
The deposits are bearing a weighted average floating interest rate of 4.6% (2005: 5.5%). These deposits have an average maturity of 5.5 days.

Note 10. Current assets – Trade and other receivables

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Trade receivables	208,234	150,397	---	---
Provision for doubtful receivables	(12,964)	(10,161)	---	---
	195,270	140,236	---	---
Recoverables from controlled entity – tax related	---	---	17,075	18,368
Other receivables	36,711	32,469	792	894
	231,981	172,705	17,867	19,262

(a) Bad and doubtful trade receivables
The Group recognised a loss of $1.8 million (2005: $0.8 million) in respect of bad and doubtful trade receivables during the year ended 30 June 2006. The loss has been included in 'other expenses' in the income statement.

(b) Other receivables
This amount includes $30.2 million (2005: $29.2 million) relating to amounts recoverable under a debtor factoring arrangement. Other amounts generally arise from transactions outside the usual operating activities of the consolidated entity. Collateral is not normally obtained.

(c) Effective interest rates and credit risk
Information concerning the effective interest rate and credit risk of both current and non-current receivables is set out in the non-current receivables note (note 13).

Note 11. Current assets – Inventories

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Raw materials and stores – at cost	17,611	2,281	---	---
Work in progress – at cost	1,031	1,461	---	---
Finished goods				
- at cost	129,751	101,466	---	---
- at net realisable value	13,589	6,607	---	---
	161,982	111,815	---	---

(a) Inventory expense

Inventories recognised as expense during the year ended 30 June 2006 amounted to $476.3 million (2005: $406.1 million). Write-downs of inventories to net realisable value recognised as an expense during the year ended 30 June 2006 amounted to $4.8 million (2005: $5.0 million). The expense has been included in 'other expenses' in the income statement.

Note 12. Current assets - Other

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Prepayments	10,927	3,758	154	53
Deferred exchange gains	---	955	---	---
Derivative financial assets (note 29)	1,263	---	---	---
	12,190	4,713	154	53

Note 13. Non-current assets - Receivables

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Receivables from controlled entities	---	---	147,051	86,288
Other receivables	10,767	7,906	---	---
	10,767	7,906	147,051	86,288

Non-current assets pledged as security
Refer to note 23 for information on non-current assets pledged as security by the parent entity or its controlled entities.

(a) Fair values

	2006 Carrying amount	2006 Fair value	2005 Carrying amount	2005 Fair value
Other receivables	10,767	10,220	7,906	7,292

The fair values are based on cash flows discounted using a current lending rate.

(b) Interest rate risk
The Group's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following tables.

2006	Floating interest rate $'000	Fixed interest rate: 1 year or less $'000	Over 1 to 2 years $'000	Over 2 to 3 years $'000	Over 3 to 4 years $'000	Over 4 to 5 years $'000	Over 5 years $'000	Non-interest bearing $'000	Total $'000
Trade receivables	---	---	---	---	---	---	---	195,270	195,270
Other receivables	5,003	703	717	756	793	769	40	38,697	47,478
Prepayments	---	---	---	---	---	---	---	13,297	13,297
	5,003	703	717	756	793	769	40	247,264	256,045

The weighted average interest rate for interest bearing receivables is 6.2%.

2005	Floating interest rate $'000	Fixed interest rate: 1 year or less $'000	Over 1 to 2 years $'000	Over 2 to 3 years $'000	Over 3 to 4 years $'000	Over 4 to 5 years $'000	Over 5 years $'000	Non-interest bearing $'000	Total $'000
Trade receivables	---	---	---	---	---	---	---	140,236	140,236
Other receivables	1,540	---	677	690	727	763	768	35,210	40,375
Prepayments	---	---	---	---	---	---	---	3,758	3,758
	1,540	---	677	690	727	763	768	179,204	184,369

The weighted average interest rate for interest bearing receivables is 4.4%.

(c) Credit risk
There is no concentration of credit risk with respect to current and non-current receivables, as the Group has a large number of customers, internationally dispersed. Refer to note 2 for more information on the risk management policy of the Group.

Note 14. Non-current assets – Other financial assets

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Shares in controlled entities at cost (note 36)	---	---	259,258	259,183
	---	---	259,258	259,183

Non-current assets pledged as security
Refer to note 23 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 15. Non-current assets – Property, plant and equipment

Consolidated	**Land and buildings $'000**	**Plant and equipment $'000**	**Leased plant & equipment $'000**	**Total $'000**
At 1 July 2004				
Cost	2,139	48,278	7,872	58,289
Accumulated depreciation	(443)	(20,858)	(1,644)	(22,945)
Net book amount	1,696	27,420	6,228	35,344
Year ended 30 June 2005				
Opening net book amount	1,696	27,420	6,228	35,344
Additions	85	15,416	768	16,269
Disposals	---	(1,098)	---	(1,098)
Depreciation charge	(122)	(7,904)	(671)	(8,697)
Foreign currency exchange differences	(143)	(2,036)	(599)	(2,778)
Closing net book amount	1,516	31,798	5,726	39,040
At 30 June 2005				
Cost	2,253	58,507	7,052	67,812
Accumulated depreciation	(737)	(26,709)	(1,326)	(28,772)
Net book amount	1,516	31,798	5,726	39,040

Consolidated	**Land and buildings $'000**	**Plant and equipment $'000**	**Leased plant & equipment $'000**	**Total $'000**
Year ended 30 June 2006				
Opening net book amount	1,516	31,798	5,726	39,040
Additions	26,523	35,139	5,634	67,296
Disposals	---	(942)	---	(942)
Depreciation charge	(258)	(13,347)	(782)	(14,387)
Foreign currency exchange differences	155	985	514	1,654
Closing net book amount	27,936	53,633	11,092	92,661
At 30 June 2006				
Cost	29,020	91,775	13,365	134,160
Accumulated depreciation	(1,084)	(38,142)	(2,273)	(41,499)
Net book amount	27,936	53,633	11,092	92,661

Parent
Billabong International Limited does not hold any property, plant and equipment.

Non-current assets pledged as security
Refer to note 23 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 16. Non-current assets – Intangible assets

Consolidated	Goodwill	Indefinite life		Finite life	Total
		Brands	Other		
	$'000	$'000	$'000	$'000	$'000
At 1 July 2004					
Cost	62,033	465,385	---	---	527,418
Accumulated amortisation and impairment	(10,287)	---	---	---	(10,287)
Net book amount	51,746	465,385	---	---	517,131
Year ended 30 June 2005					
Opening net book amount	51,746	465,385	---	---	517,131
Additions	6,968	16,053	---	1,299	24,320
Amortisation charge	---	---	---	(1,299)	(1,299)
Foreign currency exchange differences	(997)	---	---	---	(997)
Closing net book amount	57,717	481,438	---	---	539,155
At 30 June 2005					
Cost	67,977	481,438	---	1,299	550,714
Accumulated amortisation	(10,260)	---	---	(1,299)	(11,559)
Net book amount	57,717	481,438	---	---	539,155

Consolidated	Goodwill	Indefinite life		Finite life	Total
		Brands	Other		
	$'000	$'000	$'000	$'000	$'000
Year ended 30 June 2006					
Opening net book amount	57,717	481,438	---	---	539,155
Additions	34,092	76,476	2,653	2,662	115,883
Amortisation charge	---	---	---	(1,253)	(1,253)
Foreign currency exchange differences	650	(160)	---	(20)	470
Closing net book amount	92,459	557,754	2,653	1,389	654,255
At 30 June 2006					
Cost	102,666	557,754	2,653	3,961	667,034
Accumulated amortisation	(10,207)	---	---	(2,572)	(12,779)
Net book amount	92,459	557,754	2,653	1,389	654,255

Parent

Billabong International Limited does not hold any intangible assets.

(a) Impairment tests for Goodwill

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to geographical regions where operations existed at the time goodwill arose.

2006	Australasia $'000	Americas $'000	Europe $'000	Total $'000
Goodwill				
- Billabong	12,211	19,397	8,878	40,486
- Element	---	850	---	850
- Honolua	---	11,121	---	11,121
- Kustom/Palmers	3,746	---	---	3,746
- Beach Access	---	2,711	---	2,711
- Nixon	---	25,301	8,244	33,545
	15,957	59,380	17,122	92,459

Note 16. Non-current assets – Intangible assets (cont'd)

2005	Australasia $'000	Americas $'000	Europe $'000	Total $'000
Goodwill				
- Billabong	12,147	19,397	8,878	40,422
- Element	---	850	---	850
- Honolua	---	10,090	---	10,090
- Kustom/Palmers	3,746	---	---	3,746
- Beach Access	---	2,609	---	2,609
	15,893	32,946	8,878	57,717

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by the Board of Directors covering a four-year period and include a terminal value based upon maintainable EBITDA.

(b) Impairment tests for brands

Brands are allocated to the Group's cash-generating units (CGUs) identified according to individual brands.

2006 $'000	Billabong	Element	Von Zipper	Kustom	Palmers	Honolua	Beach-culture	Nixon	Total
Brands	434,373	25,733	1,187	10,540	5,113	4,385	853	75,570	557,754
	434,373	25,733	1,187	10,540	5,113	4,385	853	75,570	557,754

2005 $'000	Billabong	Element	Von Zipper	Kustom	Palmers	Honolua	Beach-culture	Nixon	Total
Brands	434,533	25,680	1,187	10,540	5,113	4,385	---	---	481,438
	434,533	25,680	1,187	10,540	5,113	4,385	---	---	481,438

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by the Board of Directors covering a four-year period and include a terminal value based upon maintainable EBITDA.

(c) Key assumptions used for value-in-use calculations

Pre-tax cash flow projections for CGU's with allocated goodwill are discounted using a pre-tax discount rate of 11.0%.

Pre-tax cash flow projections for brand CGU's are discounted using a pre-tax discount rate range between 12.0% and 15.0%.

These assumptions have been used for the analysis of each CGU. The discount rates used reflect specific risks relating to the relevant region of operation or the brand and are derived from the Group's weighted average cost of capital.

(d) Indefinite useful life for brands

No amortisation is provided against the carrying value of purchased brands on the basis that these assets are considered to have an indefinite useful life.

Key factors taken into account in assessing the useful life of brands were:

- The brands are well established and have experienced strong solid sales growth over time.
- There are currently no legal, technical or commercial obsolescence factors applying to the brands or the products to which they attach which indicate that the life should be considered limited.

Note 17. Non-current assets – Deferred tax assets

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
The balance comprises temporary differences attributable to:				
Amounts recognised in income statement				
Trade and other receivables	3,774	3,449	---	---
Employee benefits	1,681	1,214	---	---
Inventories	3,609	2,508	---	---
Trade and other payables	9,658	3,430	---	---
Other	3,433	981	---	---
	22,155	11,582	---	---
Amounts recognised directly in equity				
Cash flow hedges (note 27)	490	---	---	---
	490	---	---	---
Net deferred tax assets	22,645	11,582	---	---
Movements:				
Opening balance at 1 July	11,582	9,989	---	---
Credited to the income statement (note 8)	9,213	2,431		---
Credited to equity	460	---	---	---
Foreign currency exchange differences	621	(838)	---	---
Acquisition of subsidiary (note 35)	769	---	---	---
Closing balance at 30 June	22,645	11,582	---	---
Deferred tax assets to be recovered after more than 12 months	1,442	802	---	---
Deferred tax assets to be recovered within 12 months	21,203	10,780	---	---
	22,645	11,582	---	---

Note 18. Non-current assets - Other

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Prepayments (note 13)	2,370	---	---	---
Derivative financial assets (note 29)	1,026	---	---	---
	3,396	---	---	---

Note 19. Current liabilities – Trade and other payables

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Trade payables	120,551	75,364	---	---
Other payables	13,416	33,342	7	---
Derivative financial liabilities (note 29)	1,436	---	---	---
	135,403	108,706	7	---

Note 20. Current liabilities – Borrowings

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Secured				
Bank loans	4,091	1,923	---	---
Lease liabilities (note 33)	1,773	779	---	---
Other loans	170	---	---	---
Total secured current borrowings	6,034	2,702	---	---
Unsecured				
Bank loans	177	152	---	---
Total unsecured current borrowings	177	152	---	---
Total current borrowings	6,211	2,854	---	---

(a) Bank loans
Bank loans represent term loans with fixed and variable interest rates.

(b) Other loans
Other loans represent term loans with fixed interest rates.

(c) Fair value disclosures
Details of fair value of borrowings for the Group are set out in note 23.

(d) Security
Details of the security relating to each of the secured liabilities and further information on the bank loans are set out in note 23.

(e) Interest rate risk exposure
Details of the Group's exposure to interest rate changes on borrowings are set out in note 23.

Note 21. Current liabilities – Current tax liabilities

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Income tax	27,204	17,370	11,125	10,614

Note 22. Current liabilities – Provisions

	Consolidated		Parent entity	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Employee benefits	11,930	7,715	---	---

Note 23. Non-current liabilities – Borrowings

	Consolidated		Parent entity	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Secured				
Bank loans	---	476	---	---
Cash advance facilities	248,339	106,983	46,000	---
Lease liabilities (note 33)	8,540	4,112	---	---
Other loans	195	1,034	---	---
Total secured non-current borrowings	257,074	112,605	46,000	---
Unsecured				
Bank loans	279	411	---	---
Payables to controlled entities	---	---	4,454	38,617
Total unsecured non-current borrowings	279	411	4,454	38,617
Total non-current borrowings	257,353	113,016	50,454	38,617

(a) Bank loans - Secured
Comprise a fixed interest term loan due to be repaid in May 2007, utilised by the European operation, and a 650m Yen term loan at a variable interest rate plus a margin, utilised by the Japanese operation. All secured bank loans are now classified as current borrowings, refer to note 20.

(b) Cash advance facilities
Cash advance facilities comprise multi-currency cash advance facilities and a USD cash advance facility, the former utilised by the Group's major regions and the latter by the North American operation only. The multi-currency facilities enable the Group to borrow in Australian dollars (AUD), either as a cash advance or a bank bill, United States dollars (USD), Euro (EUR), Great Britain pounds (GBP), Japanese Yen (YEN), New Zealand dollars (NZD), and Canadian dollars (CAD). The multi-currency facilities have rolling 30, 60, 90, 120, 150 and 180 day periods. Interest is payable in arrears and calculated as the benchmark reference rate plus a margin. Applicable benchmark reference rates include: London Interbank Offered Rate (LIBOR); Bank Bill Swap Rate (BBSY); and Bank Bill Mid Market Settlement Rate (BKBM). The multi-currency facilities may be drawn at any time during the term of the facilities provided the Company or Group does not trigger an event of default. The USD cash advance facility allows USD cash advances for rolling 1, 2, 3, 4, 5 and 6 calendar month periods with interest payable in arrears and calculated as LIBOR plus a margin.

(c) Other loans
Other loans represent term loans with fixed interest rates.

(d) Assets pledged as security
The cash advance facilities and overdraft facilities of the Group are secured by an equitable mortgage over all assets and undertakings of the consolidated entity. Lease liabilities are effectively secured as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default. The other loans are provided by software vendors and are secured against the assets to which the loans relate.

Note 23. Non-current liabilities – Borrowings (cont'd)

The carrying amounts of assets pledged as security for current and non-current borrowings are:

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current					
Floating charge					
Cash and cash equivalents	9	67,855	51,022	269	559
Trade and other receivables	10	231,981	172,705	17,867	19,262
Other current assets	11, 12	174,172	116,528	154	53
Total current assets pledged as security		474,008	340,255	18,290	19,874
Non-current					
Finance lease					
Plant and equipment	15	11,092	5,726	---	---
First mortgage					
Land and buildings	15	1,552	1,516	---	---
Floating charge					
Receivables	13	10,767	7,906	147,051	86,288
Other non-current assets	14, 15, 16, 17, 18	760,313	582,535	259,258	259,183
		771,080	590,441	406,309	345,471
Total non-current assets pledged as security		783,724	597,683	406,309	345,471
Total assets pledged as security		1,257,732	937,938	424,599	365,345

(e) Financing arrangements

Unrestricted access was available at balance date to the following lines of credit:

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Credit standby arrangements				
Total facilities				
Bank overdrafts and at-call facilities	18,603	16,366	---	---
Trade finance facilities	44,845	36,779	---	---
Cash advance and other facilities	323,773	200,190	46,000	---
	387,221	253,335	46,000	---
Used at balance date				
Bank overdrafts and at-call facilities	---	---	---	---
Trade finance facilities	16,862	16,319	---	---
Cash advance and other facilities	248,339	106,983	46,000	---
	265,201	123,302	46,000	---
Unused at balance date				
Bank overdrafts and at-call facilities	18,603	16,366	---	---
Trade finance facilities	27,983	20,460	---	---
Cash advance and other facilities	75,434	93,207	---	---
	122,020	130,033	---	---
Bank loan facilities				
Total facilities	11,999	8,664	---	---
Used at balance date	4,547	2,961	---	---
Unused at balance date	7,452	5,703	---	---

Note 23. Non-current liabilities – Borrowings (cont'd)

The bank overdraft facilities may be drawn at any time and may be terminated by the bank at any time by way of written notice. Trade finance facilities, utilised by the Group for the provision of letters of credit to suppliers, may be drawn upon at any time. The trade finance facilities may be terminated by the bank at any time by way of written notice. Subject to no event of default Billabong may draw on the cash advance facilities at any time over the term of the facilities.

The current weighted average interest rates are 5.6% on the cash advance facilities, 5.8% on the overdraft and 1.8% on the bank loans (2005: 3.5%, 5.1% and 3.2% respectively).

(f) Interest rate risk exposure
The following table sets out the Group's exposure to interest rate risk and the effective weighted average interest rate by maturity periods.

Exposures arise predominately from liabilities bearing variable interest rates as the Group intends to hold fixed rate liabilities to maturity.

2006			Fixed interest rate						
		Floating interest rate	1 year or less	Over 1 to 2 years	Over 2 to 3 years	Over 3 to 4 years	Over 4 to 5 years	Over 5 years	Total
	Notes	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Bank loans (secured)	20, 23	3,957	134	---	---	---	---	---	4,091
Bank loans (unsecured)	20, 23	---	177	186	93	---	---	---	456
Other loans (secured)	20, 23	---	170	138	34	10	11	2	365
Cash advance facilities	23	248,339	---	---	---	---	---	---	248,339
Lease liabilities	20, 23	---	1,773	2,351	1,724	1,453	1,513	1,499	10,313
Interest rate swaps *	29	(20,610)	---	---	20,610	---	---	---	---
		231,686	2,254	2,675	22,461	1,463	1,524	1,501	263,564
Weighted average interest rate		5.2%	5.1%	5.4%	5.5%	5.8%	5.8%	5.8%	5.5%

2005			Fixed interest rate						
		Floating interest rate	1 year or less	Over 1 to 2 years	Over 2 to 3 years	Over 3 to 4 years	Over 4 to 5 years	Over 5 years	Total
	Notes	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Bank loans (secured)	20, 23	2,152	125	122	---	---	---	---	2,399
Bank loans (unsecured)	20, 23	---	152	159	168	84	---	---	563
Other loans (secured)	23	1,034	---	---	---	---	---	---	1,034
Cash advance facilities	23	106,983	---	---	---	---	---	---	106,983
Lease liabilities	20, 23	---	779	822	930	578	546	1,236	4,891
Interest rate swaps *	29	(52,889)	33,056	---	---	19,833	---	---	---
		57,280	34,112	1,103	1,098	20,495	546	1,236	115,870
Weighted average interest rate		3.4%	4.9%	5.0%	5.2%	5.2%	5.2%	5.2%	3.5%

* Notional principal amounts

Note 23. Non-current liabilities – Borrowings (cont'd)

(g) Fair value
The carrying amounts and fair values of borrowings at balance date are:

	2006		2005	
	Carrying amount $'000	**Fair value $'000**	Carrying amount $'000	Fair value $'000
On-balance sheet				
Bank loans (secured)	4,091	4,091	2,399	2,399
Bank loans (unsecured)	456	456	563	563
Other loans (secured)	365	365	1,034	1,034
Cash advance facilities	248,339	248,339	106,983	106,983
Lease liabilities	10,313	9,495	4,891	4,891
	263,564	262,746	115,870	115,870

Fair value is inclusive of costs which would be incurred on settlement of a liability. The fair value of the borrowings on balance sheet is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for liabilities with similar risk profiles. None of the borrowings are traded.

Note 24. Non-current liabilities – Deferred tax liabilities

	Consolidated		Parent entity	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
The balance comprises temporary differences attributable to:				
Amounts recognised in income statement				
Trade and other receivables	11,967	3,851	---	---
Depreciation	1,054	402	---	---
Other	957	168	---	---
	13,978	4,421	---	---
Amounts recognised directly in equity				
Intangible assets – brands	44,996	44,996	---	---
Cash flow hedges (note 27)	802	---	---	---
	45,798	44,996	---	---
Amounts recognised on acquisition of subsidiary				
Intangible assets	30,702	---	---	---
Net deferred tax liabilities	90,478	49,417	---	---
Movements:				
Opening balance at 1 July	49,417	48,655	---	---
Change on adoption of AASB 132 and AASB 139 (note 1)	415	---	---	---
Charged to the income statement (note 8)	9,183	802	---	---
Charged to equity	386	---	---	---
Foreign currency exchange differences	1,045	(40)	---	---
Acquisition of subsidiary (note 35)	30,032	---	---	---
Closing balance at 30 June	90,478	49,417	---	---
Deferred tax liabilities to be settled after more than 12 months	77,300	45,398	---	---
Deferred tax liabilities to be settled within 12 months	13,178	4,019	---	---
	90,478	49,417	---	---

Note 25. Non-current liabilities – Provisions

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Employee benefits	1,030	1,526	---	---

Note 26. Contributed equity

	Notes	Parent entity 2006 Shares '000	Parent entity 2005 Shares '000	Parent entity 2006 $'000	Parent entity 2005 $'000
(a) Share capital					
Ordinary shares					
Fully paid	(b),(d)	207,091	206,491	310,577	307,013
Other equity securities	(c),(e)	---	---	2,951	2,898
Total contributed equity		207,091	206,491	313,528	309,911

(b) Movements in ordinary share capital:

2005

Date	Details	Notes	Number of shares	$'000
1 July 2004	Opening balance		203,346,147	295,620
1 July 2004	Exercise of Element options	(e)	9,197	49
13 July 2004	Exercise of Element options	(e)	5,000	27
19 July 2004	Exercise of Element options	(e)	107,975	583
10 August 2004	Exercise of Element options	(e)	8,242	58
10 September 2004	Exercise of Element options	(e)	1,354	10
10 September 2004	Exercise of Executive Incentive Option Plan options	(f)	1,158,406	3,509
20 September 2004	Exercise of Executive Incentive Option Plan options	(f)	269,232	700
22 September 2004	Exercise of Executive Incentive Option Plan options	(f)	205,912	567
24 September 2004	Exercise of Element options	(e)	20,000	107
24 September 2004	Exercise of Executive Incentive Option Plan options	(f)	480,122	1,399
4 November 2004	Exercise of Element options	(e)	20,000	107
4 November 2004	Exercise of Executive Incentive Option Plan options	(f)	239,267	681
18 November 2004	Exercise of Element options	(e)	10,000	54
18 November 2004	Exercise of Executive Incentive Option Plan options	(f)	108,989	528
24 November 2004	Exercise of Executive Incentive Option Plan options	(f)	6,499	49
3 December 2004	Exercise of Element options	(e)	17,523	96
14 January 2005	Exercise of Element options	(e)	25,000	134
31 January 2005	Exercise of Element options	(e)	20,000	107
10 February 2005	Exercise of Element options	(e)	38,796	208
28 February 2005	Exercise of Element options	(e)	55,215	302
28 February 2005	Exercise of Executive Incentive Option Plan options	(f)	17,664	166
10 March 2005	Exercise of Element options	(e)	25,000	134
10 March 2005	Exercise of Executive Incentive Option Plan options	(f)	96,704	568
22 March 2005	Exercise of Executive Incentive Option Plan options	(f)	65,682	500
1 April 2005	Exercise of Element options	(e)	39,669	238
13 May 2005	Exercise of Element options	(e)	25,944	138
28 June 2005	Exercise of Element options	(e)	66,814	373
28 June 2005	Exercise of Executive Incentive Option Plan options	(f)	500	1
30 June 2005	Balance		206,490,853	307,013

Note 26. Contributed equity (cont'd)

2006

Date	Details	Notes	Number of shares	$'000
1 July 2005	Opening balance		206,490,853	307,013
9 August 2005	Exercise of Element options	(e)	5,736	36
9 August 2005	Exercise of Element options	(e)	11,458	88
31 August 2005	Exercise of Executive Incentive Option Plan options	(f)	76,515	375
31 August 2005	Exercise of Executive Incentive Option Plan options	(f)	32,664	265
16 September 2005	Exercise of Executive Incentive Option Plan options	(f)	197,632	968
16 September 2005	Exercise of Executive Incentive Option Plan options	(f)	34,999	284
16 September 2005	Exercise of Executive Incentive Option Plan options	(f)	1,833	17
18 November 2005	Exercise of Executive Incentive Option Plan options	(f)	40,821	200
18 November 2005	Exercise of Executive Incentive Option Plan options	(f)	7,540	58
18 November 2005	Exercise of Element options	(e)	15,061	95
18 November 2005	Exercise of Element options	(e)	5,501	44
18 November 2005	Exercise of Executive Incentive Option Plan options	(f)	19,333	157
27 February 2006	Exercise of Executive Incentive Option Plan options	(f)	19,389	95
27 February 2006	Exercise of Executive Incentive Option Plan options	(f)	14,000	113
27 February 2006	Exercise of Executive Incentive Option Plan options	(f)	15,831	149
27 February 2006	Exercise of Element options	(e)	903	6
27 February 2006	Exercise of Element options	(e)	451	3
27 February 2006	Exercise of Element options	(e)	330	3
20 March 2006	Exercise of Executive Incentive Option Plan options	(f)	63,652	312
20 March 2006	Exercise of Executive Incentive Option Plan options	(f)	36,499	296
30 June 2006	Balance		207,091,001	310,577

(c) Movements in other equity securities:

Date	Details	Notes	$'000
1 July 2004	Opening balance		2,842
10 August 2004	Options issued in relation to acquisition	(e)	56
30 June 2005	Balance		2,898
11 August 2005	Options issued in relation to acquisition	(e)	53
30 June 2006	Balance		2,951

(d) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Note 26. Contributed equity (cont'd)

(e) Other equity securities
The amount shown for other equity securities is the value of the options issued in relation to the Element acquisition. Each option is convertible into one ordinary share. Each option is not entitled to participate in dividends or the proceeds on winding up of the Company. Options issued as part of the Element acquisition are as follows:

	Date of Issue	No. of Options Issued	Exercise price	Date of exercise
2006	11 August 2005	5,981	$13.69	10 August 2006
	11 August 2005	11,959	$13.69	10 August 2007
	11 August 2005	5,981	$13.69	10 August 2008
2005	11 August 2004	10,977	$7.99	10 August 2005
	11 August 2004	21,952	$7.99	10 August 2006
	11 August 2004	10,977	$7.99	10 August 2007
2004	10 August 2003	15,032	$6.32	9 August 2004
	10 August 2003	30,066	$6.32	9 August 2005
	10 August 2003	15,032	$6.32	9 August 2006
2003	10 August 2002	15,049	$7.70	9 August 2003
	10 August 2002	30,096	$7.70	9 August 2004
	10 August 2002	15,048	$7.70	9 August 2005
2002	4 July 2001	459,840	$5.35	30 June 2002
	4 July 2001	919,680	$5.35	30 June 2003
	4 July 2001	459,840	$5.35	30 June 2004

(f) Options – Executive Incentive Option Plan
Information relating to the Billabong Incentive Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in note 42.

(g) Employee Share Plan
Information relating to the Billabong Employee Share Plan, including details of shares issued under the scheme, during the financial year are set out in note 42.

Note 27. Treasury shares, reserves and retained profits

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
(a) Treasury shares	(11,982)	(5,763)	---	---
Movement:				
Balance 1 July	(5,763)	---	---	---
Treasury shares held by employee share plan trusts	(6,219)	(5,763)	---	---
Balance 30 June	(11,982)	(5,763)	---	---

Note 27. Treasury shares, reserves and retained profits (cont'd)

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
(b) Reserves				
Option reserve	4,336	1,356	---	---
Other reserves				
Foreign currency translation reserve	80	(11,088)	---	---
Cash flow hedge reserve	539	---	---	---
Total other reserves	619	(11,088)		
	4,955	(9,732)	---	---
Movements:				
Option reserve				
Balance 1 July	1,356	---	---	---
Share based payment expense	2,980	1,356	---	---
Balance 30 June	4,336	1,356	---	---
Foreign currency translation reserve				
Balance 1 July	(11,088)	(4,521)	---	---
Currency translation differences arising during the year	11,168	(6,567)	---	---
Balance 30 June	80	(11,088)	---	---
Cash flow hedge reserve				
Balance 1 July	---	---	---	---
Adjustment on adoption of AASB 132 and AASB 139, net of tax (note 29)	861	---	---	---
Revaluation – gross	1,198	---	---	---
Deferred tax	(430)	---	---	---
Transfer to inventory - gross	(1,787)	---	---	---
Deferred tax	605	---	---	---
Effect of exchange rate changes	92	---	---	---
Balance 30 June	539	---	---	---

(c) Retained profits

Movements in retained profits were as follows:

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Balance 1 July	342,918	282,583	6,203	7,230
Net profit for the year	145,889	125,232	128,140	63,870
Dividends (note 28)	(84,858)	(64,897)	(84,858)	(64,897)
Balance 30 June	403,949	342,918	49,485	6,203

(d) Nature and purpose of reserves

Option reserve
The option reserve is used to record the increase in equity which corresponds to the recognition of an employee benefit expense, relating to the fair value of equity instruments granted under the Billabong Executive Performance Share Plan, over the period during which the employees become unconditionally entitled to the instruments. Once the employees become unconditionally entitled to the instruments the option reserve is set-off against the treasury shares vested.

Note 27. Treasury shares, reserves and retained profits (cont'd)

Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entities are taken to the foreign currency translation reserve, as described in note 1(d).

Cash flow hedge reserve
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1(n). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

Note 28. Dividends

	Parent entity	
	2006	2005
	$'000	$'000
(a) Ordinary shares		
2005 final dividend of 20.5 cents per fully paid share paid on 11 October 2005 (2004 final dividend of 14.0 cents per fully paid share paid on 8 November 2004) Fully franked based on tax paid @ 30%	42,404	28,785
2006 interim dividend of 20.5 cents per fully paid share paid on 10 April 2006 (2005 interim dividend of 17.5 cents per fully paid share paid on 11 April 2005) Fully franked based on tax paid @ 30%	42,454	36,112
Total dividends paid	84,858	64,897

(b) Dividends not recognised at year end

In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend of 23.5 cents per fully paid ordinary share (2005: 20.5 cents) fully franked based on tax paid @ 30%. The aggregate amount of the proposed dividend expected to be paid on 17 October 2006 out of retained profits at 30 June 2006, but not recognised as a liability at year end, is	48,666	42,404

(c) Franked dividends
The franked portions of the final dividends recommended after 30 June 2006 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2006.

	Parent entity	
	2006	2005
	$'000	$'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2005: 30%)	20,468	11,615

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:
(a) franking credits that will arise from the payment of the amount of the provision for income tax;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of subsidiaries were paid as dividends.

The impact on the franking account of the dividend recommended by the Directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $20.9 million (2005: $18.2 million).

Note 29. Derivative financial instruments

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current assets					
Forward foreign exchange contracts – cash flow hedges	12	1,263	---	---	---
Total current derivative financial instrument assets		1,263	---	---	---
Non-current assets					
Interest rate swap contracts – cash flow hedges	18	1,026	---	---	---
Total non-current derivative financial instrument assets		1,026	---	---	---
Current liabilities					
Forward foreign exchange contracts – cash flow hedges	19	1,436	---	---	---
Total current derivative financial instrument liabilities		1,436	---	---	---
		853	---	---	---

(a) Transition to AASB 132 and AASB 139

The Group has taken the exemption available under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. Refer note 43(5) for the Group's adjustments on transition to AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* at 1 July 2005. The Company did not have any adjustments on the transition to AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* at 1 July 2005.

(b) Instruments used by the Group

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in interest and foreign exchange rates in accordance with the Group's financial risk management policies (refer to note 2).

(i) Interest rate swap contract – cash flow hedge

The Group has entered into an interest rate swap contract under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contract is settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors. At balance date the notional principal amount of the interest rate swap contract covered 12.6% of outstanding USD denominated cash advances. The contract requires settlement of net interest receivable or payable every three months. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

Details of the interest rate swap contract outstanding at balance date are set out below:

Notional principal amount	Expiry	Fixed interest rate	90 day bank bill rate at 30 June 2006
$15 m USD (2005 : $15 m USD)	February 2009	3.5%	5.5% (2005: 2.9%)

The gain or loss from re-measuring the hedging instruments at fair value is deferred to equity in the cash flow hedge reserve, to the extent that the hedge is effective, and re-classified into profit and loss when the hedged interest expense is recognised. The ineffective portion is recognised in the income statement immediately.

At balance date the fair value of the interest rate swap contract was USD $0.7 million. Refer note 43(5) for the adjustments on transition to AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* at 1 July 2005.

Note 29. Derivative financial instruments (cont'd)

(ii) Forward exchange contracts – cash flow hedges

From time to time and in order to protect against exchange rate movements the Group enters into forward exchange contracts to purchase US dollars, Euro and Australian dollars. The contracts are hedging highly probable forecast purchases for the upcoming season and are timed to mature when major shipments of inventory are scheduled to arrive. Historically the European division has sold British Pounds to hedge its anticipated monthly British sales. Due to a change in policy this no longer occurs.

The cash flows are expected to occur at various dates between six months to one year from the balance date. At balance date, the details of outstanding contracts are:

	Buy USD		Average exchange rate	
	2006	2005	**2006**	2005
	$'000	$'000		
0 – 6 Months				
Sell Euro	21,250	14,420	1.2329	1.3048
Sell AUD	23,000	29,000	0.7503	0.7586
Sell NZD	---	1,500	---	0.7009
Sell CAD	4,500	3,062	0.9000	0.8100
Sell BRL	900	---	2.3807	---
Sell Yen	2,083	---	110.8700	---
6 – 12 Months				
Sell Euro	16,200	12,200	1.2754	1.2720

	Buy Euro		Average exchange rate	
	2006	2005	**2006**	2005
	$'000	$'000		
0 – 6 Months				
Sell GBP	---	9,413	---	1.4112
Sell USD	821	978	0.7777	0.7969
6 – 12 Months				
Sell GBP	---	1,406	---	1.4057
Sell USD	---	1,172	---	0.8111

	Buy AUD		Average exchange rate	
	2006	2005	**2006**	2005
	$'000	$'000		
0 – 6 Months				
Sell NZD	3,000	1,500	0.8775	0.9197

Amounts disclosed above represent currency acquired measured at the contracted rate.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. When the cash flow occurs, the Group adjusts the initial measurement of the inventory recognised in the balance sheet by the related amount deferred in equity.

At balance date these contracts were net liabilities of $0.2 million. Refer note 43(5) for the adjustments on transition to AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* at 1 July 2005.

(c) Credit risk exposures

Credit risk arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. This arises with amounts receivable from unrealised gains on derivative financial instruments. At balance date $0.9 million is net receivable (Australian dollar equivalents) for the Group from derivative financial instruments.

Note 29. Derivative financial instruments (cont'd)

The Group undertakes its transactions in foreign exchange and interest rate contracts with recognised financial institutions.

(d) Interest rate risk exposures
Refer to note 23 for the Group's exposure to interest rate risk on interest rate swaps.

(e) Debtor factoring
American subsidiaries assign a portion of their accounts receivable to a factor under an agreement which continues on an annual basis. The subsidiaries may request advances on the net sales factored at any time before their maturity date. The factor charges a commission on the net sales factored, and interest at prime rate plus 0.5%. The subsidiaries are subject to financial covenants under the agreement, including the requirement to maintain a minimum tangible net worth and a minimum working capital. At 30 June 2006 management believes all financial covenants had been met.

The subsidiaries have an agreement with the factor to open letters of credit to facilitate the purchase of inventory. Letters of credit are opened as needed, subject to factor approval, and are secured by the acquired inventories.

The subsidiaries have a revolving loan with its factor providing for borrowings based on a percentage of eligible inventories. Interest on borrowings is charged at prime rate plus 0.5%.

Maximum advances under the factoring agreement are not to exceed USD$15 million. Obligations due to the factor under the factoring agreement and the revolving loan are collateralised by a continuing security interest in all of the assets of the subsidiaries plus guarantees from the Group.

Note 30. Key management personnel disclosures

(a) Directors
The following persons were Directors of Billabong International Limited during the financial year:

(i) Non-Executive Chairman
E.T. Kunkel

(ii) Executive Directors
D. O'Neill, Chief Executive Officer
P. Naude, General Manager, Billabong USA

(iii) Non-Executive Directors
M.A. Jackson
F.A. McDonald
G.S. Merchant
C. Paull
G.M. Pemberton

(b) Other key management personnel
The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	*Position*	*Employer*
P. Casey	Global Operations Manager	GSM (Operations) Pty Ltd
S. North	General Manager, Billabong Australasia	GSM (Operations) Pty Ltd
R. Sanders	Vice President Sales, Billabong USA	Burleigh Point, Ltd
J. Schillereff	President, Element Skateboards Inc	Element Skateboards, Inc
C. White	Chief Financial Officer	GSM (Operations) Pty Ltd

Note 30. Key management personnel disclosures (cont'd)

(c) Key management personnel compensation

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Short-term employee benefits	7,996,580	8,360,284	---	---
Post-employment benefits	114,058	85,285	---	---
Share-based payments	1,275,482	1,158,997	---	---
	9,386,120	9,604,566	---	---

The Company has taken advantage of the relief provided by Corporations Regulations and has transferred the detailed remuneration disclosures to the Directors' report.

(d) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with the terms and conditions of the options, can be found in section D of the remuneration report.

(ii) Options holdings
The number of options over ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group, including their personally related parties, are set out below.

2006 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited					
D. O'Neill	30,273	---	(21,939)	8,334	---
P. Naude	16,667	---	(8,333)	8,334	---
Other key management personnel of the Group					
P. Casey	24,831	---	(16,497)	8,334	---
S. North	17,008	---	(17,008)	---	---
R. Sanders	8,000	---	(4,000)	4,000	---
J. Schillereff	32,655	---	(32,655)	---	---
C. White	---	---	---	---	---

No options are vested and unexercisable at the end of the year.

2005 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited					
D. O'Neill	244,518	---	(214,245)	30,273	---
P. Naude	294,232	---	(277,565)	16,667	---
Other key management personnel of the Group					
P. Casey	168,251	---	(143,420)	24,831	---
S. North	68,629	---	(51,621)	17,008	---
J. Schillereff	65,310	---	(32,655)	32,655	---
C. White	---	---	---	---	---
S. Wilson	129,539	---	(117,539)	12,000	---

No options are vested and unexercisable at the end of the year.

Note 30. Key management personnel disclosures (cont'd)

(iii) Rights holdings
Details of rights provided as remuneration and shares issued on the vesting of such rights, together with the terms and conditions of the rights, can be found in section D of the remuneration report. The number of rights over ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group are set out below.

2006 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited					
D. O'Neill	65,000	45,496	---	110,496	---
P. Naude	65,000	45,496	---	110,496	---
Other key management personnel of the Group					
P. Casey	17,715	22,242	---	39,957	---
S. North	17,715	22,242	---	39,957	---
R. Sanders	8,853	7,810	---	16,663	---
J. Schillereff	8,853	7,810	---	16,663	---
C. White	29,525	27,297	---	56,822	---

2005 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited					
D. O'Neill	---	65,000	---	65,000	---
P. Naude	---	65,000	---	65,000	---
Other key management personnel of the Group					
P. Casey	---	17,715	---	17,715	---
S. North	---	17,715	---	17,715	---
J. Schillereff	---	8,853	---	8,853	---
C. White	---	29,525	---	29,525	---
S. Wilson	---	8,853	---	8,853	---

(iv) Shareholdings
The numbers of ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group, including their personally-related entities, are set out below.

2006 Name	Balance at the start of the year	Received as remuneration	Received on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Billabong International Limited					
E.T. Kunkel	44,466	---	---	---	44,466
D. O'Neill	896,348	---	21,939	---	918,287
M.A. Jackson	228,656	---	---	---	228,656
F.A. McDonald	122,500	---	---	---	122,500
G.S. Merchant	44,683,444	---	---	(13,403,000)	31,280,444
P. Naude	2,074,512	---	8,333	(225,000)	1,857,845
C. Paull	1,357,651	---	---	375,608	1,733,259
G.M. Pemberton	11,575,966	---	---	(1,500,000)	10,075,966
Other key management personnel of the Group					
P. Casey	583,460	---	16,497	(188,739)	411,218
S. North	118,288	---	17,008	---	135,296
R. Sanders	69,406	---	4,000	(14,000)	59,406
J. Schillereff	37,214	---	32,655	(22,871)	46,998
C. White	56,840	---	---	---	56,840

Note 30. Key management personnel disclosures (cont'd)

2005 Name	Balance at the start of the year	Received as remuneration	Received on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Billabong International Limited					
E.T. Kunkel	44,466	---	---	---	44,466
D. O'Neill	682,103	---	214,245	---	896,348
M.A. Jackson	228,656	---	---	---	228,656
F.A. McDonald	122,500	---	---	---	122,500
G.S. Merchant	44,683,444	---	---	---	44,683,444
P. Naude	2,036,947	---	277,565	(240,000)	2,074,512
C. Paull	1,357,651	---	---	---	1,357,651
G.M. Pemberton	12,575,966	---	---	(1,000,000)	11,575,966
Other key management personnel of the Group					
P. Casey	472,085	---	143,420	(32,045)	583,460
S. North	61,905	---	51,621	4,762	118,288
J. Schillereff	15,117	---	32,655	(10,558)	37,214
C. White	---	---	---	56,840	56,840
S. Wilson	213,556	---	117,539	(235,038)	96,057

(e) Other transactions with Directors and other key management personnel

Directors of Billabong International Limited

Directors, G.S. Merchant and C. Paull are Directors of Burleigh Heads Holdings Pty Ltd and G.S. Merchant is also a shareholder of Burleigh Heads Holdings Pty Ltd. A contract existed between GSM (Operations) Pty Ltd and Burleigh Heads Holdings Pty Ltd for the rental of a commercial building until 7 February 2006. The contract was based on normal commercial terms and conditions and had been in place for a number of years.

On 8 February 2006 GSM Rocket Australia Pty Ltd entered into a contract with Burleigh Heads Holdings Pty Ltd for the purchase of 1 Billabong Place, Burleigh Heads, Queensland, the Australian and International Headquarters of Billabong International Limited. The contract was based on normal commercial terms and conditions. The purchase price was $20,750,000 which was determined based on an independent valuation.

During 2006 Burleigh Point Limited utilised property of Director P. Naude for use in certain advertising and promotional activities. There was no consideration paid by Burleigh Point Limited to P. Naude for use of the property. In 2005 Burleigh Point Limited reimbursed Surf Wing Inc, a company Director P. Naude is a Director and shareholder of, for certain advertising and promotional expenses incurred on behalf of Burleigh Point Limited by Surf Wing Inc with an arms length third party.

Aggregate amounts of each of the above types of other transactions with Directors and their Director-related entities:

	Consolidated		Parent entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Amounts recognised as property, plant and equipment				
Purchase of building	20,750,000	---	---	---
Amounts recognised as expense				
Rent of building	1,061,879	2,088,149	---	---
Reimbursement of expenses	---	44,182	---	---

Note 30. Key management personnel disclosures (cont'd)

Key management personnel of the consolidated entity

Mr J. Schillereff was a Director of Element Skate Inc at the time Billabong acquired the assets comprising the "Element" skate operation. The transaction was effective from 1 July 2002 and as part of the consideration paid by Billabong for these assets Mr J. Schillereff was granted 423,053 options. Additionally, as part of the acquisition terms, Mr J. Schillereff was entitled to receive four further tranches of options, granted in August following the first, second, third and fourth anniversary of the transaction. The terms and conditions of each grant of options under the Element acquisition agreement to 30 June 2006 are as follows:

Grant date	Expiry date	Exercise price	Number of options granted	Value per option at grant date	Date exercisable
04 Jul 01	30 Jun 05	$5.35	423,053	$1.74	25% after 30 Jun 02; 50% after 30 Jun 03; 25% after 30 Jun 04
10 Aug 02	09 Aug 06	$7.70	8,847	$1.25	25% after 9 Aug 03; 50% after 9 Aug 04; 25% after 9 Aug 05
10 Aug 03	09 Aug 07	$6.32	8,836	$1.42	25% after 9 Aug 04; 50% after 9 Aug 05; 25% after 9 Aug 06
11 Aug 04	10 Aug 08	$7.99	6,453	$1.26	25% after 10 Aug 05; 50% after 10 Aug 06; 25% after 10 Aug 07
11 Aug 05	10 Aug 09	$13.69	3,516	$2.22	25% after 10 Aug 06; 50% after 10 Aug 07; 25% after 10 Aug 08

Note 31. Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditors of the parent entity, its related practices and non-related audit firms:

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
(a) Assurance services				
Audit services				
PricewaterhouseCoopers Australian firm				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	424,000	357,500	22,000	20,000
Related practices of PricewaterhouseCoopers Australian firm	417,044	305,392	---	---
Non-PricewaterhouseCoopers audit firms for the audit or review of financial reports of any entity in the Group	---	64,592	---	---
Total remuneration for audit services	841,044	727,484	22,000	20,000
Other assurance services				
PricewaterhouseCoopers Australian firm				
Due diligence services	471,588	---	---	---
General accounting advice	52,183	---	---	---
Related practices of PricewaterhouseCoopers Australian firm				
Due diligence services	210,545	---	---	---
AIFRS accounting services	58,215	22,599	---	---
Other auditors of subsidiaries				
Audit of regulatory returns	---	14,075	---	---
AIFRS and other accounting services	---	46,133	---	---
Total remuneration for other assurance services	792,531	82,807	---	---
Total remuneration for assurance services	1,633,575	810,291	22,000	20,000

Note 31. Remuneration of auditors (cont'd)

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
(b) Taxation services				
PricewaterhouseCoopers Australian firm				
International tax consulting and tax advice on mergers and acquisitions	1,517,358	563,953	---	---
Related practices of PricewaterhouseCoopers Australian firm				
International tax consulting and tax advice on acquisitions	44,655	---	---	---
Other auditors of subsidiaries				
Tax compliance services	---	55,433	---	---
Total remuneration for taxation services	1,562,013	619,386	---	---

It is the Group's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Group are important. These assignments are principally tax advice and due diligence reporting on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis. It is the Group's policy to seek competitive tenders for all major consulting projects.

Note 32. Contingencies

Details and estimates of maximum amounts of contingent liabilities are as follows:

Guarantees
Secured guarantees by the parent entity in respect of bank overdrafts and loans of controlled entities. These guarantees are secured by registered mortgages over the assets and undertakings of the consolidated entity.

Unsecured guarantees by the parent entity in respect of leases of controlled entities for $4.8 million (2005: $6.6 million).

Trade Letters of Credit
The Group had $16.9 million letters of credit in favour of suppliers executed but undrawn as at 30 June 2006 (2005: $16.3 million). The letters of credit related to the purchase of inventory in the 2006-07 financial year and are part of the ordinary course of business.

No material losses are anticipated in respect of any of the above contingent liabilities.

Note 33. Commitments

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(a) Lease commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	24,766	15,978	---	---
Later than one year but not later than five years	60,657	41,357	---	---
Later than five years	9,427	14,021	---	---
	94,850	71,356	---	---
Representing:				
Non-cancellable operating leases	93,201	70,447	---	---
Future finance charges on finance leases	1,649	909	---	---
	94,850	71,356	---	---

(i) Operating leases
The Group leases various offices and warehouses under non-cancellable operating leases. The leases have varying terms, escalating clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	24,238	15,722	---	---
Later than one year but not later than five years	59,584	40,783	---	---
Later than five years	9,379	13,942	---	---
	93,201	70,447	---	---

(ii) Finance leases
The Group leases various plant and equipment with a carrying amount of $11.1 million (2005: $5.7 million). Under the terms of a particular lease, the consolidated entity has an option to acquire the leased asset for a specified percentage of its fair value on expiry of the lease. This option lapses in the event the consolidated entity fails to maintain its credit rating at the level prevailing at inception of the lease.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Commitments in relation to finance leases are payable as follows:				
Within one year	2,323	1,036	---	---
Later than one year but not later than five years	8,092	3,451	---	---
Later than five years	1,547	1,313	---	---
Minimum lease payments	11,962	5,800	---	---
Future finance charges	(1,649)	(909)	---	---
Total lease liabilities recognised as a liability	10,313	4,891	---	---
Representing lease liabilities:				
Current (note 20)	1,773	779	---	---
Non-current (note 23)	8,540	4,112	---	---
	10,313	4,891	---	---

Note 33. Commitments (cont'd)

The weighted average interest rate implicit in the leases is 5.8% (2005: 5.2%).

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
(b) Contests and Athletes				
Commitments in relation to sponsorship of athletes and contests are payable as follows:				
Within one year	11,055	12,193	---	---
Later than one year but not later than five years	14,500	18,493	---	---
Later than five years	177	438	---	---
	25,732	31,124	---	---

Employment contracts for key management personnel do not have a fixed end date and therefore have not been included in the above note.

Note 34. Related party transactions

(a) Parent entities
The ultimate parent entity within the Group is Billabong International Limited.

(b) Subsidiaries
Interests in subsidiaries are set out in note 36.

(c) Key management personnel
Disclosures relating to key management personnel are set out in note 30.

(d) Transactions with related parties

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Dividend revenue				
Subsidiaries	---	---	126,858,000	65,000,000

(e) Outstanding balances
The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Current receivables (tax funding agreement)				
Wholly-owned tax consolidated entities	---	---	17,075,476	18,368,310

No provisions for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

Note 34. Related party transactions (cont'd)

(f) Loans to/from related parties

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Loans to subsidiaries				
Beginning of the year	83,391,522	48,710,028	83,391,522	48,710,028
Loans advanced	143,394,969	201,162,528	131,612,598	201,162,528
Loan repayments received	(75,751,043)	(166,481,034)	(70,904,573)	(166,481,034)
Interest charged	7,805,000	2,206,000	7,132,000	2,206,000
Interest received	(7,132,000)	(2,206,000)	(7,132,000)	(2,206,000)
End of year	151,708,448	83,391,522	144,099,547	83,391,522
Loans from subsidiaries				
Beginning of the year	38,616,971	---	38,616,971	---
Loans advanced	235,088,987	38,616,971	235,088,987	38,616,971
Loan repayments	(269,252,203)	---	(269,252,203)	---
Interest charged	2,051,000	1,836,000	2,051,000	1,836,000
Interest received	(2,051,000)	(1,836,000)	(2,051,000)	(1,836,000)
End of year	4,453,755	38,616,971	4,453,755	38,616,971

No provisions for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

(g) Terms and conditions

Transactions relating to dividends were on the same terms and conditions that applied to other shareholders.

The terms and conditions of the tax funding agreement are set out in note 8(d).

All other transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of loans between the parties. The average interest rate on loans during the year was 7.0% (2005: 7.0%).

Outstanding balances are unsecured and are repayable in cash.

Note 35. Business combinations

Purchase consideration

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Outflow of cash to acquire subsidiaries, net of cash acquired				
Cash consideration	73,667	---	(75)	(31)
Less: Cash balances acquired	(3,376)	---	---	---
Total outflow of cash to acquire subsidiaries, net of cash acquired	70,291	---	(75)	(31)
Outflow of cash to acquire businesses, no cash acquired	7,166	24,637	---	---
Total outflow of cash to acquire subsidiaries and businesses, net of cash acquired	77,457	24,637	(75)	(31)

2006

Nixon Inc.

(a) Summary of acquisition
On 27 January 2006 Billabong USA General Partnership (a partnership between Billabong USA Holdings Pty Ltd and Billabong USA Investments Pty Ltd) acquired 100% of the issued shares of Nixon Inc., a leader in the premium watch and accessories boardsports market. The acquired business contributed revenues of $21.6 million and net profit of $0.5 million to the Group for the period from 27 January 2006 to 30 June 2006.

Details of the fair value of the assets and liabilities acquired and goodwill from the Nixon Inc acquisition are as follows:

	$'000
Purchase consideration:	
Cash paid	72,736
Estimated deferred payment	15,109
Direct costs relating to the acquisition	974
Total purchase consideration	88,819
Fair value of net identifiable assets acquired	56,329
Goodwill	32,490

In regards to the Nixon Inc. acquisition, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Company will review the likelihood of these payments at future reporting dates.

Note 35. Business combinations (cont'd)

(b) Assets and liabilities acquired
The fair value of assets and liabilities acquired are based on discounted cash flow models. No acquisition provisions were created. The assets and liabilities arising from the Nixon Inc. acquisition are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	3,376	3,376
Trade and other receivables	8,785	8,785
Inventories	5,048	5,048
Other assets	504	504
Deferred tax assets	689	689
Plant and equipment	2,474	2,474
Intangible assets	---	74,661
Trade and other payables	(9,176)	(9,176)
Deferred tax liabilities	(294)	(30,032)
Net identifiable assets acquired	11,406	56,329

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition of the business.

Beach Culture International Pty Limited and Pacific Brands Retail Group 1 Inc

(a) Summary of acquisitions
On 24 October 2005 Beach Culture International Pty Limited (formerly BCBT Pty Ltd, ACN 115 966 080) acquired the assets of BeachCo Pty Ltd (formally Beachculture International Pty Ltd, ACN 096 831 622). GSM (Operations) Pty Ltd owns 60% of Beach Culture International Pty Limited (ACN 115 966 080). The acquired business contributed revenues of $10.9 million and net loss after minority interest of $0.3 million to the Group for the period from 24 October 2005 to 30 June 2006.

On 21 November 2005 Billabong Retail Inc. acquired certain assets and was assigned certain leases from Pacific Brands Retail Group 1 Inc., which had been operating Billabong outlet stores under licence. The acquired business contributed revenues of $6.5 million and net loss of $1.4 million to the Group for the period from 21 November 2005 to 30 June 2006.

Details of the aggregated fair value of the assets and liabilities related to the Beach Culture International Pty Ltd and Pacific Brands Retail Group 1 Inc acquisitions are as follows:

	$'000
Purchase consideration:	
Cash paid	6,752
Direct costs relating to the acquisitions	414
Total purchase consideration	7,166
Fair value of net identifiable assets acquired	7,166

Note 35. Business combinations (cont'd)

(b) Aggregated assets and liabilities acquired
The aggregated fair value of assets and liabilities acquired are based on discounted cash flow models. No acquisition provisions were created. The aggregated assets and liabilities arising from the Beach Culture International Pty Ltd and Pacific Brands Retail Group 1 Inc acquisitions are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Inventory	4,698	4,698
Plant and Equipment	2,432	2,432
Intangible assets	---	2,299
Deferred tax asset	---	80
Employee entitlements	(268)	(268)
Make good provision	---	(172)
Net assets	6,862	9,069
Minority interests		(1,903)
Net identifiable assets acquired		7,166

If all of the acquisitions had occurred on 1 July 2005, consolidated revenue and consolidated profit pre minority interest for the year ended 30 June 2006 would have been $1,072.6 million and $147.8 million respectively.

2005

Palmers Surf

(a) Summary of acquisition
On 30 September 2004 GSM (Duranbah) Pty Ltd and Pineapple Trademarks Pty Ltd acquired the assets of the "Palmers Surf" apparel and retail operation. The acquired business contributed revenues of $13.9 million and net profit of $1.4 million to the Group for the period from 1 October 2004 to 30 June 2005.

Details of the fair value of the assets and goodwill acquired are as follows:

	$'000
Purchase consideration:	
Cash paid	19,907
Total purchase consideration	19,907
Fair value of net identifiable assets acquired	19,078
Goodwill	829

In regards to the Palmers Surf acquisition, in the event that certain pre-determined sales and gross profit targets, and other specific conditions, are achieved additional consideration of up to $5.0 million may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. At 30 June 2005 $2.0 million additional consideration was recognised in goodwill. The remainder has not been recognised in the financial statements as the amount of the payments cannot be reliably measured. The Company will review the likelihood of these payments at future reporting dates.

Note 35. Business combinations (cont'd)

(b) Assets and liabilities acquired
The fair value of assets acquired are based on discounted cash flow models. No acquisition provisions were created. The assets arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Inventory	1,395	1,395
Prepayments	511	511
Plant and Equipment	220	220
Identifiable Intangible Assets	---	16,952
Net identifiable assets acquired	2,126	19,078

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition of the business.

Beach Access

(a) Summary of acquisition
On 15th October 2004 GSM Investments Ltd acquired the assets of the "Beach Access" retail operation. The acquired business contributed revenues of $7.2 million and net profit of $0.4 million to the Group for the period from 15 October 2004 to 30 June 2005.

Details of the fair value of the assets and goodwill acquired are as follows:

	$'000
Purchase consideration:	
Cash paid	4,662
Direct costs relating to the acquisition	68
Total purchase consideration	4,730
Fair value of net identifiable assets acquired	2,003
Goodwill	2,727

(b) Assets and liabilities acquired
The fair value of assets acquired are based on discounted cash flow models. The assets arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Inventory	1,508	1,508
Plant and Equipment	495	495
Net identifiable assets acquired	2,003	2,003

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition of the business. The fair value of assets acquired are based on discounted cash flow models. No acquisition provisions were created.

If both acquisitions had occurred on 1 July 2004, consolidated revenue and consolidated profit for the year ended 30 June 2005 would have been $856.2 million and $126.7 million respectively.

Note 36. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(b):

Name of entity		Country of Incorporation	Class of shares	Equity Holding ** 2006 %	2005 %
Billabong USA Holdings Pty Ltd		Australia	Ordinary	100	---
Billabong USA Investments Pty Ltd		Australia	Ordinary	100	---
Nixon Inc		USA	Ordinary	100	---
Nixon Europe SARL		France	Ordinary	100	---
Nixon UK Limited		England	Ordinary	100	---
DSD Limited		Hong Kong	Ordinary	70	---
Burleigh Point, Ltd		USA	Ordinary	100	100
Burleigh Point Canada, Inc		Canada	Ordinary	100	100
VeeZee, Inc		USA	Ordinary	100	100
Billabong Retail, Inc		USA	Ordinary	100	100
Honolua Surf International Ltd		USA	Ordinary	100	100
Kustom Shoes Ltd		USA	Ordinary	100	100
Element Skateboards, Inc		USA	Ordinary	100	100
GSM Investments Ltd		USA	Ordinary	100	100
Nixon Pacific Pty Ltd		Australia	Ordinary	100	---
GSM (Europe) Pty Ltd	*	Australia	Ordinary	100	100
GSM Espana Operations Sociedad Limitada		Spain	Ordinary	100	100
GSM Rocket Europe		France	Ordinary	100	100
GSM England Retail Ltd		England	Ordinary	100	100
GSM Belgium Retail		Belgium	Ordinary	100	100
GSM Germany Retail GMBH		Germany	Ordinary	100	100
GSM Netherlands Retail BV		Netherlands	Ordinary	100	100
GSM Retail Trading GMBH		Austria	Ordinary	100	---
GSM Italy Retail SPRL		Italy	Ordinary	100	---
GSM (Trademarks) Pty Ltd		Australia	Ordinary	100	100
GSM (Operations) Pty Ltd		Australia	Ordinary	100	100
GSM (NZ Operations) Limited		New Zealand	Ordinary	100	100
ACN 006 819 183 Pty Ltd		Australia	Ordinary	100	100
GSM (Central Sourcing) Pty Ltd		Australia	Ordinary	100	100
Beach Culture International Pty Ltd		Australia	Ordinary	60	---
BCBT (NZ) Limited		New Zealand	Ordinary	100	---
GSM Rocket Australia Pty Ltd		Australia	Ordinary	100	100
Rocket Trademarks Pty Ltd		Australia	Ordinary	100	100
Sanmaree Pty Ltd		Australia	Ordinary	100	100
Pineapple Trademarks Pty Ltd		Australia	Ordinary	100	100
GSM (Duranbah) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Japan) Limited		Japan	Ordinary	100	100
GSM Brasil Ltda		Brazil	Ordinary	100	100

* These subsidiaries have been granted relief from the necessity to prepare financial reports in accordance with Class Order 98/1418 issued by the Australian Securities and Investments Commission. For further information refer to note 37.

** The proportion of ownership interest is equal to the proportion of voting power held.

Note 37. Deed of cross guarantee

Billabong International Limited, GSM (Duranbah) Pty Ltd and GSM (Europe) Pty Ltd are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and Directors' report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

(a) Condensed consolidated income statement and a summary of movements in consolidated retained profits

The above companies represent a 'Closed Group' for the purposes of the Class Order.

Set out below is the condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2006 of the Closed Group consisting of Billabong International Limited, GSM (Duranbah) Pty Ltd and GSM (Europe) Pty Ltd. Prior year figures set out below represent the condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2005 of the Closed Group at that time consisting of the entities Billabong International Limited and GSM (Duranbah) Pty Ltd.

	2006 $'000	2005 $'000
Condensed income statement		
Profit before income tax	145,970	66,881
Income tax expense	(5,805)	(319)
Profit for the year	140,165	66,562
Summary of movements in consolidated retained profits		
Retained profits at the beginning of the financial year	36,747	7,230
Profit for the year	140,165	66,562
Dividends provided for or paid	(84,858)	(64,897)
Retained profits at the end of the financial year	92,054	8,895

Note 37. Deed of cross guarantee (cont'd)

(b) Condensed balance sheet
Set out below is a consolidated balance sheet as at 30 June 2006 and 30 June 2005 of the Closed Group consisting of the entities as named above at each point in time.

	2006 $'000	2005 $'000
ASSETS		
Current assets		
Cash and cash equivalents	13,826	1,385
Trade and other receivables	77,262	23,457
Inventories	36,947	2,257
Other	2,928	53
Total current assets	130,963	27,152
Non-current assets		
Receivables	148,464	85,214
Other financial assets	246,063	259,183
Property, plant and equipment	23,084	203
Intangible assets	6,327	5,045
Deferred tax assets	1,610	---
Total non-current assets	425,548	349,645
Total assets	556,511	376,797
LIABILITIES		
Current liabilities		
Trade and other payables	50,768	8,760
Borrowings	1,726	---
Current tax liabilities	14,040	10,614
Provisions	6,087	---
Total current liabilities	72,621	19,374
Non-current liabilities		
Borrowings	75,829	38,617
Deferred tax liabilities	412	---
Provisions	418	---
Total non-current liabilities	76,659	38,617
Total liabilities	149,280	57,991
Net assets	407,231	318,806
EQUITY		
Contributed equity	313,528	309,911
Reserves	1,649	---
Retained profits	92,054	8,895
Total equity	407,231	318,806

Note 38. Events occurring after the balance sheet date

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

Note 39. Reconciliation of profit after income tax to net cash flow from operating activities

	Consolidated		Parent entity	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Profit for the year	145,659	125,232	128,140	63,870
Depreciation and amortisation	15,640	9,996	---	---
Share based payment amortisation expense	2,980	1,356	---	---
Net (gain) loss on sale of non-current assets	88	350	---	---
Net exchange differences	1,906	(849)	---	---
Change in operating assets and liabilities, net effects from purchase of controlled entity				
(Increase) decrease in trade debtors	(42,397)	(29,553)	100	---
(Increase) decrease in inventories	(38,782)	(15,090)	---	---
(Increase) decrease in deferred tax assets	(9,537)	(2,862)	---	---
(Increase) decrease in other operating assets	(3,490)	15,088	(100)	(7,446)
Increase (decrease) in trade creditors and other operating liabilities	19,339	1,255	7	(204)
Increase (decrease) in provision for income taxes payable	4,674	7,796	511	5,416
Increase (decrease) in deferred tax liabilities	10,535	737	---	---
Increase (decrease) in other provisions	1,060	8,861	---	---
Net cash inflow from operating activities	107,675	122,317	128,658	61,636

Note 40. Non-cash investing and financing activities

	Consolidated		Parent entity	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Acquisition of plant and equipment by means of finance lease	5,634	768	---	---
Acquisition of Element (Options issued) (note 26)	53	56	53	56
	5,687	824	53	56

Note 41. Earnings per share

	Consolidated	
	2006 Cents	2005 Cents
(a) Basic earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company	70.8	61.0
(b) Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company	70.5	60.9

Note 41. Earnings per share (cont'd)

(c) Reconciliations of earnings used in calculating earnings per share

	2006 $'000	2005 $'000
Basic earnings per share		
Profit from continuing operations	145,659	125,232
Loss from continuing operations attributable to minority interests	230	---
Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating based earning per share	145,889	125,232
Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	145,889	125,232

(d) Weighted average number of shares used as the denominator

	2006 Number	2005 Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	205,984,631	205,271,283
Adjustments for calculation of diluted earnings per share:		
Treasury shares	895,829	262,864
Options	77,813	230,698
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	206,958,273	205,764,845

(e) Information concerning the classification of securities

Rights

Rights granted to employees under the Billabong Executive Performance Share Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The rights have been excluded in the determination of basic earnings per share. Details relating to the rights are set out in note 42.

Note 42. Share-based payments

(a) Billabong Executive Incentive Option Plan

The establishment of the Executive Incentive Option Plan was approved by special resolution in the Annual General Meeting of the Company held on 4 July 2000.

Staff eligible to participate in the plan are those of supervisor level and above (including Executive Directors).

Options are granted under the plan for no consideration. Options are granted for a four year period, and 33% of each new tranche becomes exerciseable after each of Year 2, 3 and 4 anniversaries of the date of grant. The employees' entitlements to the options are vested (i.e. they are not conditional on future employment) as soon as they become exercisable.

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the ten trading days immediately before the options are granted. Amounts receivable on the exercise of options are recognised as share capital.

Note 42. Share-based payments (cont'd)

Set out below are summaries of options granted under the plan.

Consolidated and parent entity – 2006

Grant date	Expiry date	Exercise price	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number	Exercisable at end of year Number
11 August 2000	10 August 2005	$2.60	423	---	---	(423)	---	---
18 June 2001	18 June 2006	$4.90	507,514	---	(398,009)	(109,505)	---	---
25 October 2001	25 October 2006	$7.42	18,418	---	---	---	18,418	18,418
28 February 2002	28 February 2007	$9.39	39,836	---	(17,664)	(4,500)	17,672	17,672
23 August 2002	23 August 2007	$8.10	554,839	---	(137,495)	(177,834)	239,510	70,000
			1,121,030	---	(553,168)	(292,262)	275,600	106,090
Weighted average exercise price			$6.68	---	$5.84	$6.91	$8.14	$8.20

Consolidated and parent entity – 2005

Grant date	Expiry date	Exercise price	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number	Exercisable at end of year Number
11 August 2000	10 August 2005	$2.60	2,160,776	---	(2,160,353)	---	423	423
18 June 2001	18 June 2006	$4.90	793,894	---	(286,380)	---	507,514	507,514
25 October 2001	25 October 2006	$7.42	36,837	---	(18,419)	---	18,418	---
28 February 2002	28 February 2007	$9.39	57,500	---	(17,664)	---	39,836	20,664
23 August 2002	23 August 2007	$8.10	721,000	---	(166,161)	---	554,839	74,166
			3,770,007	---	(2,648,977)	---	1,121,030	602,767
Weighted average exercise price			$4.29	---	$3.27	---	$6.68	$5.45

No options were forfeited during the periods covered by the above tables.

The weighted average share price at the date of exercise of options exercised regularly during the year ended 30 June 2006 was $13.78 (2005: $9.92).

The weighted average remaining contractual life of share options outstanding at the end of the period was 1.06 years (2005: 1.58 years).

Note 42. Share-based payments (cont'd)

(b) Billabong Employee Share Plan
A scheme by which shares may be issued by the Company to employees for no cash consideration was approved by special resolution at the Annual General Meeting of the Company held on 4 July 2000. All permanent employees who are employed at the time of the offer are eligible to participate in the scheme. Employees may elect not to participate in the scheme.

Under the scheme, eligible employees may be offered up to $1,000 worth of fully paid ordinary shares in Billabong International Limited for no cash consideration. Offers under the scheme are at the discretion of the Company.

Shares issued under the scheme may not be sold until the earlier of three years after issue or cessation of employment by the consolidated entity. In all other respects the shares rank equally with other fully paid ordinary shares on issue (see note 26(e)).

The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five trading days immediately before the date of the offer.

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Shares issued under the plan to participating employees	---	---	---	---

(c) Billabong Executive Performance Share Plan
The establishment of the Billabong Executive Performance Share Plan was approved by shareholders at the 2004 Annual General Meeting. Employees receiving awards under the plan are those of supervisor level and above (including Executive Directors).

The plan is operated under The Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust, both of which commenced in the financial year 2005. CPU Share Plans Pty Ltd and CRS Nominees Ltd are third party trustees for the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust respectively.

Under the plan the Company has awarded the following equity based rights:

- Performance shares; and
- Conditional rights.

Rights under the plan will only vest if applicable performance hurdles are satisfied in the relevant performance period.

For awards made in both the 2005 and 2006 financial year the Directors determined that the appropriate performance hurdle is compound Earnings Per Share ("EPS") growth of the consolidated entity relative to EPS in the 2004 and 2005 financial years respectively. The performance period for both awards is three years, commencing 1 July 2004 for the 2005 awards and 1 July 2005 for the 2006 awards. The extent to which the rights vest is dependant upon the level of compound EPS growth, the minimum being 12.5% (50% of award vesting) and the maximum greater than 20% (100% of award vesting).

Performance shares
An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. For Australian employees, once the shares have vested they remain in the trust until the earlier of the employee leaving the consolidated entity, the tenth anniversary of the date the performance shares were awarded or the Board approving an application for their release. For non-Australian employees, once their performance shares vest their shares are transferred to them (or sold on their behalf if they choose). However, for all employees, if the performance shares do not vest, they are forfeited by the employee (for no consideration).

Note 42. Share-based payments (cont'd)

Conditional rights

An employee awarded conditional rights is not legally entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, each right entitles the employee to receive one share in the Company. For French employees granted rights after 1 July 2005, shares associated with vested rights are automatically transferred to the employee. These shares cannot be disposed of before the end of a 24 month Restriction Period following the allocation date, except in the event of death. Until such time that the rights have vested the employee cannot use the rights to vote or receive dividends. For all other employees, from the time of the employee receiving notice of the rights having vested they have one month to exercise the rights and either sell the shares or transfer them into their name. If the rights are not exercised by the employee they will automatically exercise and the shares will be transferred to the employee. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends.

The Company provides contributions to the trustees to enable them to purchase shares on market to underpin the rights issued. The fair value of the rights awarded is recognised in the statement of financial performance over the period during which the rights vest and employees become unconditionally entitled to the shares.

Award, vesting and exercises under the plan are made for no consideration.

Set out below is a summary of equity based rights (performance shares and conditional rights) awarded under the plan:

Type of right	Grant date	Expiry date	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number
Consolidated and parent entity – 2006							
Performance Shares	1 December 2005	30 June 2008	436,573	409,588	---	(17,281)	828,880
Conditional Rights	1 December 2005	30 June 2008	73,775	69,835	---	---	143,610
			510,348	479,423	---	(17,281)	972,490
Consolidated and parent entity – 2005							
Performance Shares	1 November 2004	30 June 2007	---	436,573	---	---	436,573
Conditional Rights	1 November 2004	30 June 2007	---	73,775	---	---	73,775
			---	510,348	---	---	510,348

None of the rights awarded under the plan vested or became exercisable during the year.

Fair value of rights granted

The assessed fair value at grant date of rights granted under the Billabong Executive Performance Share Plan during the year ended 30 June 2006 was $13.18 per right (2005 - $11.29). The fair value at grant date is determined by reference to the Billabong International Limited share price at grant date, taking into account the terms and conditions upon which the rights were granted.

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefits expense were as follows:

	Consolidated		Parent entity	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Operating costs of the Billabong Executive Performance Share Plan	16	14	---	---
Share based payment expense	2,981	1,356	---	---
	2,997	1,370	---	---

Note 43. Explanation of transition to Australian equivalents to IFRS

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)

(a) At the date of transition to AIFRS: 1 July 2004

		Consolidated			Parent entity		
	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	**AIFRS $'000**	Previous AGAAP $'000	Effect of transition to AIFRS $'000	**AIFRS $'000**
ASSETS							
Current assets							
Cash assets		56,086	---	**56,086**	517	---	**517**
Trade and other receivables	a	169,272	(725)	**168,547**	13,201	(1,593)	**11,608**
Inventories		103,539	---	**103,539**	---	---	**---**
Deferred tax assets	b, k	9,241	(9,241)	**---**	1,666	(1,666)	**---**
Other	c	8,274	(841)	**7,433**	261	---	**261**
Total current assets		346,412	(10,807)	**335,605**	15,645	(3,259)	**12,386**
Non-current assets							
Receivables	k	2,293	---	**2,293**	96,352	(44,996)	**51,356**
Other financial assets		---	---	**---**	259,152	---	**259,152**
Property, plant and equipment		35,344	---	**35,344**	---	---	**---**
Intangible assets		517,131	---	**517,131**	---	---	**---**
Deferred tax assets	b	---	9,989	**9,989**	---	---	**---**
Total non-current assets		554,768	9,989	**564,757**	355,504	(44,996)	**310,508**
Total assets		901,180	(818)	**900,362**	371,149	(48,255)	**322,894**
LIABILITIES							
Current liabilities							
Trade and other payables	d, h	112,603	(3,480)	**109,123**	204	---	**204**
Borrowings	e	2,116	77,937	**80,053**	---	10,800	**10,800**
Current tax liabilities		9,177	---	**9,177**	5,198	---	**5,198**
Provisions	h	---	4,272	**4,272**	---	---	**---**
Total current liabilities		123,896	78,729	**202,625**	5,402	10,800	**16,202**
Non-current liabilities							
Borrowings	e	149,052	(77,937)	**71,115**	11,800	(10,800)	**1,000**
Deferred tax liabilities	k	48,655	---	**48,655**	48,255	(48,255)	**---**
Provisions		1,035	408	**1,443**	---	---	**---**
Total non-current liabilities		198,742	(77,529)	**121,213**	60,055	(59,055)	**1,000**
Total liabilities		322,638	1,200	**323,838**	65,457	(48,255)	**17,202**
Net assets		578,542	(2,018)	**576,524**	305,692	---	**305,692**
EQUITY							
Parent entity interest							
Contributed equity		298,462	---	**298,462**	298,462	---	**298,462**
Reserves	f	149,257	(153,778)	**(4,521)**	103	(103)	**---**
Retained profits	l	130,823	151,760	**282,583**	7,127	103	**7,230**
Total parent entity interest		578,542	(2,018)	**576,524**	305,692	---	**305,692**
Total equity		578,542	(2,018)	**576,524**	305,692	---	**305,692**

Note 43. Explanation of transition to Australian equivalents to IFRS (cont'd)

(b) At the end of the last reporting period under previous AGAAP: 30 June 2005

	Notes	Consolidated Previous AGAAP $'000	Consolidated Effect of transition to AIFRS $'000	Consolidated AIFRS $'000	Parent entity Previous AGAAP $'000	Parent entity Effect of transition to AIFRS $'000	Parent entity AIFRS $'000
ASSETS							
Current assets							
Cash assets		51,022	---	**51,022**	559	---	**559**
Trade and other receivables	a	174,930	(2,225)	**172,705**	20,678	(1,416)	**19,262**
Inventories		111,815	---	**111,815**	---	---	**---**
Deferred tax assets	b, k	10,209	(10,209)	**---**	2,341	(2,341)	**---**
Other	c, i	7,095	(2,382)	**4,713**	53	---	**53**
Total current assets		355,071	(14,816)	**340,255**	23,631	(3,757)	**19,874**
Non-current assets							
Receivables	k	7,906	---	**7,906**	131,284	(44,996)	**86,288**
Other financial assets		---	---	**---**	259,183	---	**259,183**
Property, plant and equipment		38,848	192	**39,040**	---	---	**---**
Intangible assets	g	537,172	1,983	**539,155**	---	---	**---**
Deferred tax assets	b	---	11,582	**11,582**	---	---	**---**
Other	i	2,881	(2,881)	**---**	---	---	**---**
Total non-current assets		586,807	10,876	**597,683**	390,467	(44,996)	**345,471**
Total assets		941,878	(3,940)	**937,938**	414,098	(48,753)	**365,345**
LIABILITIES							
Current liabilities							
Trade and other payables	d, h	114,705	(5,999)	**108,706**	---	---	**---**
Borrowings		2,854	---	**2,854**	---	---	**---**
Current tax liabilities	b	16,877	493	**17,370**	10,614	---	**10,614**
Provisions	h	---	7,715	**7,715**	---	---	**---**
Total current liabilities		134,436	2,209	**136,645**	10,614	---	**10,614**
Non-current liabilities							
Borrowings		113,016	---	**113,016**	38,617	---	**38,617**
Deferred tax liabilities	k	49,027	390	**49,417**	48,753	(48,753)	**---**
Provisions		1,526	---	**1,526**	---	---	**---**
Total non-current liabilities		163,569	390	**163,959**	87,370	(48,753)	**38,617**
Total liabilities		298,005	2,599	**300,604**	97,984	(48,753)	**49,231**
Net assets		643,873	(6,539)	**637,334**	316,114	---	**316,114**
EQUITY							
Parent entity interest							
Contributed equity		309,911	---	**309,911**	309,911	---	**309,911**
Treasury shares	i	---	(5,763)	**(5,763)**	---	---	**---**
Option Reserve	i	---	1,356	**1,356**	---	---	**---**
Reserves	f	142,603	(153,691)	**(11,088)**	103	(103)	**---**
Retained profits	l	191,359	151,559	**342,918**	6,100	103	**6,203**
Total parent entity interest		643,873	(6,539)	**637,334**	316,114	---	**316,114**
Total equity		643,873	(6,539)	**637,334**	316,114	---	**316,114**

Note 43. Explanation of transition to Australian equivalents to IFRS (cont'd)

(2) Reconciliation of profit for the year ended 30 June 2005

	Notes	Consolidated Previous AGAAP $'000	Consolidated Effect of transition to AIFRS $'000	Consolidated AIFRS $'000	Parent entity Previous AGAAP $'000	Parent entity Effect of transition to AIFRS $'000	Parent entity AIFRS $'000
Revenue	a	851,861	(3,431)	**848,430**	67,206	---	**67,206**
Other income		---	1,141	**1,141**	---	---	**---**
Finance costs		(5,896)	---	**(5,896)**	(3,120)	---	**(3,120)**
Other expenses	a, d, g	(662,486)	2,470	**(660,016)**	(1,051)	---	**(1,051)**
Profit before income tax		183,479	180	**183,659**	63,035	---	**63,035**
Income tax expense	b	(58,045)	(382)	**(58,427)**	835	---	**835**
Profit for the year		125,434	(202)	**125,232**	63,870	---	**63,870**
Profit attributable to members of Billabong International Limited		125,434	(202)	**125,232**	63,870	---	**63,870**

(3) Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRS resulted in a material adjustment to the cash flow statement due to the consolidation of the controlled special purpose entities as described in (i) below. This resulted in a reclassification from payments to suppliers and employees under operating activities to payments for shares held by employee share plan trusts under financing activities totalling $5.8 million. There were no other material adjustments to the cash flow statement.

(4) Notes to the reconciliations

(a) Revenue

AASB 118 *Revenue* requires that revenues be measured at fair value. Under AGAAP the Group recognised revenue at face value, variances from fair value were considered immaterial. The Group chose to change its accounting policy in line with the requirements of AASB 118 such that sales made with extended trading terms have been discounted and recorded at the present value of future receipts. The discount rate applied is intended to approximate the customer credit rating. Following receipt of the nominal sale amount the difference between the receipt and the discounted sales value is recorded as interest income. The Group also reclassified certain trade discounts and volume rebates, such discounts are now net against revenue.

The change in policy has resulted in a reduction in Group revenue, being the net of reduced sales revenue and increased interest income, and trade receivables.

(b) Income taxes

Under AASB 112 *Income Taxes*, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the balance sheet and their associated tax bases. This resulted in a change to the AGAAP accounting policy, under which deferred tax balances were determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss.

Other than the requirement under AASB 101 *Presentation of Financial Statements* to disclose all deferred tax assets and liabilities as non-current, the change in policy required by AASB 112 did not have a material impact on the consolidated entities deferred tax balances. Although, as a result of the various other AIFRS adjustments, the deferred tax balances and tax expense changed from the AGAAP figures.

Note 43. Explanation of transition to Australian equivalents to IFRS (cont'd)

A deferred tax liability is recognised in relation to the Group's indefinite life intangibles. The tax base assumed in determining the magnitude of the deferred tax liability is the capital cost base of the assets. As the assets are indefinite life in nature it was determined the assets would not be recovered through use but rather through sale.

(c) Prepayments

Under AGAAP certain costs relating to computer software development and other were carried forward as prepayments, these have been expensed under AIFRS.

(d) Leases

Under AASB 117 *Leases,* lease payments relating to operating leases are to be recognised as an expense on a straight line basis over the lease term. Under AGAAP the Group expensed operating lease payments as they were incurred. The Group has chosen to change its accounting policy in line with the requirements of AASB 117 such that payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

The change in policy has resulted in operating lease expenses being greater than operating lease payments in the earlier periods for most leases, the differential between the two has been recognised as a deferred rental liability.

(e) Liabilities

AASB 101 *Presentation of Financial Statements* requires liabilities to be classified as current unless the liability is not due to settle within twelve months after the reporting date or the entity has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. At 1 July 2004 the Group had borrowing facilities which were due to mature within 12 months and at that time did not have an unconditional right to defer settlement.

(f) Reserves

As the Company did not elect to transfer the previous AGAAP foreign currency translation reserve to Retained Profits, allowed under AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards*, certain balances were required to be removed from the reserve such that the opening balance is consistent with that which would have existed had AIFRS always been applied.

On transition to AIFRS, the Group elected to use the AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards* exemption that allows a previous revaluation to be the asset's deemed cost and a balance of $153.8 million has been transferred to retained earnings.

(g) Business combinations

Under AASB 3 *Business Combinations*, amortisation of goodwill is prohibited, and is replaced by annual impairment testing focusing on the cash flows of the related cash generation unit.

This has resulted in a change to the AGAAP policy, under which goodwill was amortised on a straight line basis over the period during which the benefits were expected to arise and not exceeding 20 years. The Company has elected to make use of the transitional exemption available under AASB 1 *First-time adoption of Australian equivalents to International Financial Reporting Standards* and will not restate any business combinations that occurred prior to 1 July 2004.

AASB 3 also requires all intangible assets that can be reliably measured to be recognised at time of acquisition separately from goodwill. This has resulted in a larger number of intangible assets being recognised at time of an acquisition versus the present purchase method.

(h) Employee benefit provisions

Under AGAAP employee benefit provisions were included in trade and other payables, under AIFRS the Group has decided to separately disclose current provisions, including employee benefit provisions.

Note 43. Explanation of transition to Australian equivalents to IFRS (cont'd)

(i) Executive Performance Share Plans

Both the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust (trusts established by the Company for the purposes of allocating performance based equity incentives to key management personnel of the Group) are classified as controlled special purpose entities under Urgent Issues Group Interpretation 112 *Consolidation – Special Purpose Entities* ("UIG 112") and are required to be consolidated into the Group accounts. This is a change to the previous AGAAP policy, which did not require the trusts to be consolidated.

As a result of the change in policy, the current and non-current prepayments, relating to contributions made to the trusts, recognised in the balance sheet are eliminated and shares in the Company that are held by the trusts for the purposes of underpinning equity incentives are treated as treasury shares on consolidation and are deducted from equity. Accumulated charges to the profit and loss relating to the Billabong Executive Performance Share Plan, previously netted off against the prepayments are recognised as an option reserve in the consolidated balance sheet.

(j) Financial Instruments

The Company decided to apply the exemption provided in AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards* which permits entities not to apply the requirements of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* for the financial year ended 30 June 2005. The standards were applied from 1 July 2005 and therefore have no impact on the financial statements at 30 June 2005. As permitted by AASB 1, the Company has not applied AASB 132 or AASB 139 to the 2005 comparatives. If AASB 132 and AASB 139 had been applied the impact would not have been significant.

From 1 July 2005, financial instruments were carried at either amortised cost or fair value, depending on which of the four categories set out in the standard applies to the instrument. Movements in fair value are either charged to net profit or loss or taken to equity in accordance with the standard. This resulted in a change to the existing accounting policy which does not currently classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised as assets or liabilities.

Foreign exchange contracts held for hedging purposes are classified as cash flow hedges or fair value hedges, on the basis of the qualifying criteria outlined in AASB 139. This resulted in the recognition of hedging instruments as assets or liabilities, with resulting gains or losses being charged to net profit or loss or taken to equity in accordance with the hedge accounting rules in AASB 139. Previously, losses and gains arising from some contracts used for hedging purposes, along with any realised or unrealised losses or gains from re-measurement, were included in assets or liabilities as deferred losses or deferred gains.

(k) Tax consolidation

Billabong International Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 1 July 2002. Under previous AGAAP, the parent entity recognised current and deferred tax amounts relating to transactions, events and balances of the tax consolidated entities as if those transactions, events and balances where its own.

Under AIFRS, the parent entity only recognises the current tax payable and deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Note 43. Explanation of transition to Australian equivalents to IFRS (cont'd)

(l) Retained Earnings

The effect on retained earnings of the changes set out above are as follows:

		1 July 2004		30 June 2005	
	Notes	Consolidated $'000	Parent $'000	Consolidated $'000	Parent $'000
Current assets – Trade and other receivables	a	(725)	---	(2,225)	---
Current assets - Deferred tax assets	b	748	---	1,373	---
Current assets – Other	c	(841)	---	(856)	---
Non-current assets – Property, plant and equipment		---	---	192	---
Non-current assets – Intangible assets	g	---	---	1,983	---
Current liabilities – Trade and other payables	d	(792)	---	(1,716)	---
Current liabilities – Current tax liabilities	b	---	---	(493)	---
Non-current liabilities - Provisions		(408)	---	(390)	---
Equity – Reserves	f	153,778	---	153,691	---
Total adjustment		151,760	---	151,559	---

Note 43. Explanation of transition to Australian equivalents to IFRS (cont'd)

(5) Adjustments on transition to AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*: 1 July 2005

	Consolidated			Parent entity		
	30 June 2005 $'000	Adjustment $'000	1 July 2005 $'000	30 June 2005 $'000	Adjustment $'000	1 July 2005 $'000
ASSETS						
Current assets						
Cash assets	51,022	---	51,022	559	---	559
Trade and other receivables	172,705	---	172,705	19,262	---	19,262
Inventories	111,815	---	111,815	---	---	---
Other	4,713	320	5,033	53	---	53
Total current assets	340,255	320	340,575	19,874	---	19,874
Non-current assets						
Receivables	7,906	---	7,906	86,288	---	86,288
Other financial assets	---	---	---	259,183	---	259,183
Property, plant and equipment	39,040	---	39,040	---	---	---
Intangible assets	539,155	---	539,155	---	---	---
Deferred tax assets	11,582	---	11,582	---	---	---
Total non-current assets	597,683	---	597,683	345,471	---	345,471
Total assets	937,938	320	938,258	365,345	---	365,345
LIABILITIES						
Current liabilities						
Trade and other payables	108,706	(955)	107,751	---	---	---
Borrowings	2,854	---	2,854	---	---	---
Current tax liabilities	17,370	---	17,370	10,614	---	10,614
Provisions	7,715	---	7,715	---	---	---
Total current liabilities	136,645	(955)	135,690	10,614	---	10,614
Non-current liabilities						
Borrowings	113,016	---	113,016	38,617	---	38,617
Deferred tax liabilities	49,417	414	49,831	---	---	---
Provisions	1,526	---	1,526	---	---	---
Total non-current liabilities	163,959	414	164,373	38,617	---	38,617
Total liabilities	300,604	(541)	300,063	49,231	---	49,231
Net assets	637,334	861	638,195	316,114	---	316,114
EQUITY						
Parent entity interest						
Contributed equity	309,911	---	309,911	309,911	---	309,911
Treasury shares	(5,763)	---	(5,763)	---	---	---
Option Reserve	1,356	---	1,356	---	---	---
Reserves	(11,088)	861	(10,227)	---	---	---
Retained profits	342,918	---	342,918	6,203	---	6,203
Total parent entity interest	637,334	861	638,195	316,114	---	316,114
Total equity	637,334	861	638,195	316,114	---	316,114

Refer to notes 1(m), 1(n) and 1(aa) for further information on the transition to AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* on 1 July 2005.

In the Directors' opinion:

(a) the financial statements and notes set out on pages 25 to 94 are in accordance with the *Corporations Act 2001*, including:
   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the remuneration disclosures set out on pages 8 to 16 of the Directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*; and

(d) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 37 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 37.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman

Gold Coast
22 August 2006

Audit opinion

In our opinion,

1. the financial report of Billabong International Limited:

    - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Billabong International Limited and the Billabong International Group (defined below) as at 30 June 2006, and of their performance for the year ended on that date, and

    - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

2. the remuneration disclosures that are contained on pages 8 to 16 of the Directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remuneration disclosures and Directors' responsibility
The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the Directors' declaration for both Billabong International Limited (the Company) and the Billabong International Group (the consolidated entity), for the year ended 30 June 2006. The consolidated entity comprises both the Company and the entities it controlled during that year.

The Company has disclosed information about the remuneration of Directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 8 to 16 of the Directors' Report, as permitted by the *Corporations Regulations 2001*.

The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The Directors are also responsible for the remuneration disclosures contained in the Directors' Report.

Audit approach
We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and

- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by Directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

R A Baker
Partner

Brisbane
22 August 2006

The shareholder information set out below was applicable as at 16 August 2006.

Distribution of Equity Securities
Analysis of numbers of equity security holders by size of holding:

	Ordinary shares		Unquoted options	
	Number of share holders	Number of shares	Number of option holders	Number of options
1 – 1,000	10,466	4,690,209	1	720
1,001 – 5,000	4,561	10,396,921	31	88,685
5,001 – 10,000	473	3,421,925	20	129,315
10,001 – 50,000	232	4,768,354	8	128,764
50,001 – 100,000	35	2,351,099	-	-
100,001 and over	70	181,488,794	-	-
	15,837	207,117,302	60	347,484

There were 146 holders of less than a marketable parcel of ordinary shares.

Equity Security Holders

Twenty largest quoted equity security holders
The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary shares	
	Number held	Percentage of issued shares
Gordon Merchant No. 2 Pty Ltd	29,011,450	14.01%
J P Morgan Nominees Australia Limited	28,022,488	13.53%
Westpac Custodian Nominees Limited	23,237,179	11.22%
National Nominees Limited	18,464,986	8.92%
ANZ Nominees Limited Cash Income	11,719,388	5.66%
Jontex Pty Ltd	10,075,966	4.86%
Queensland Investment Corporation	7,717,637	3.73%
Citicorp Nominees Pty Limited <CFS WSLE Geared Share Fund a/c>	6,099,814	2.95%
Citicorp Nominees Pty Limited <CFS WSLE Imputation Fund a/c>	4,716,629	2.28%
Cogent Nominees Pty Limited	4,218,459	2.04%
Citicorp Nominees Pty Limited	3,264,269	1.58%
Citicorp Nominees Pty Limited <CFS Imputation Fund a/c>	3,184,089	1.54%
Citicorp Nominees Pty Limited <CFS WSLE Aust Share Fund a/c>	2,312,999	1.12%
HSBC Custody Nominees (Australia) Ltd	2,312,299	1.12%
GSM Pty Ltd	2,268,994	1.10%
Citicorp Nominees Pty limited <CFS WSLE Industrial Share a/c>	2,029,228	0.98%
Mr Paul Naude	1,847,845	0.89%
AMP Life Limited	1,726,433	0.83%
Cogent Nominees Pty limited <SMP a/c>	1,701,269	0.82%
Cogent Nominees Pty Limited <SL Non Cash Collateral a/c>	1,588,000	0.77%
	165,519,421	79.95%

Unquoted Equity Securities	Number on issue	Number of holders
Options issued under the Billabong Executive Incentive Option Plan to take up ordinary shares	275,600	52
Options issued pursuant to an agreement in connection with the acquisition of the American based Element Skateboards Inc. on 4 July 2001	71,884	8

The options listed above are the only unquoted equity securities on issue. No person holds 20% or more of these securities.

Substantial Holders
As at 16 August, 2006 the names of substantial holders in the Company who have notified the Company in accordance with Section 671B of the *Corporations Act 2001* are set out below :

Ordinary Shares	Number	Percentage
Gordon Stanley Merchant & Gordon Merchant No. 2 Pty Ltd	33,013,703	15.94%
Commonwealth Bank of Australia	22,214,935	10.73%
ING	15,267,961	7.37%
ANZ	12,630,204	6.10%
FMR Corp - Fidelity International	10,572,862	5.10%

Voting Rights
The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares
On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Options
No voting rights.

Stock Exchange Listing
The shares of the Company are listed under the symbol BBG on the Australian Stock Exchange Limited. The Company's home branch is Brisbane.

Shareholder Enquiries
Shareholders with queries about their shareholdings should contact the Company's Share Registry as follows:

Computershare Investor Services Pty Ltd
GPO Box 523
BRISBANE QLD 4001

Telephone Australia:	1300 552 270
Telephone International:	(+61 3) 9415 4000
Fax:	(+61 7) 3237 2152
Email:	web.queries@computershare.com.au

Change of Address
Issuer sponsored shareholders should notify the share registry in writing immediately upon any change in their address quoting their Securityholder Reference Number (SRN). Changes in addresses for broker sponsored holders should be directed to the sponsoring brokers with the appropriate Holder Identification Number (HIN).

Dividends
Dividend payments may be paid directly to a nominated Australian financial institution. Payments are electronically credited on the dividend payment date and confirmed by payment advices mailed directly to the shareholder's registered address. A form for this purpose is available from Computershare Investor Services Pty Ltd. Billabong also pays dividends by local currency cheque to shareholders who maintain a registered address in the following jurisdictions:

Hong Kong - $HK, Japan - Yen, Europe - Euro, United States - $US

If a shareholder has not provided direct credit instructions to have their dividend paid direct to an Australian financial institution or they do not have their shareholding registered in one of the above four countries, then by default they will receive an Australian dividend cheque.

Annual Report
All Shareholders will receive a copy of the Concise Annual Report. Shareholders who do not wish to receive the Concise Annual Report should contact the Share Registry. These shareholders will continue to receive all other shareholder information.

Tax File Numbers (TFN)
Billabong International Limited is obliged to deduct tax from unfranked or partially franked dividends paid to shareholders registered in Australia who have not provided their TFN to the Company. If you wish to provide your TFN, please contact the Share Registry.

Consolidation of Multiple Shareholdings
If you have multiple shareholding accounts that you wish to consolidate into a single account, please advise the Share Registry in writing. If your holdings are broker sponsored, please contact the sponsoring broker directly.

Become an Online Shareholder
Billabong offers shareholders an electronic service that enables them to be kept up-to-date with significant Company announcements as they happen. By subscribing for this service, shareholders can also elect not to receive a printed annual report and to view the annual report on line in the future.

Registration for this service provides shareholders with an e-mail advice containing a link to www.billabongbiz.com each time a relevant announcement is made by the Company and posted on this site.

At www.billabongbiz.com shareholders can view:

- Annual and half-year reports
- Stock Exchange announcements
- Billabong's share price information
- General shareholder information

To register, shareholders should visit our share registry at www.computershare.com and follow these easy steps:

- Click on 'Investor Centre' under the heading 'Securityholders'
- Click on 'Email Address Update'
- Next, enter Billabong International's ASX code, BBG, under the heading Company Code and your personal securityholder information (eg Holder Identification Number (HIN) or Securityholder Reference Number (SRN)) and postcode, then click on 'submit'.

After the shareholder has entered their email address and selected which publications they wish to receive via email, an email will be sent to the shareholder for confirmation purposes. When received, the shareholder should simply click 'reply' to confirm their details, then 'send'.

AUSTRALIA

GSM (OPERATIONS) PTY LTD
ABN 67 085 950 803
Head Office & Queensland Office
1 Billabong Place
PO Box 283
BURLEIGH HEADS QLD 4220
PH: +61 7 5589 9899
FAX: +61 7 5589 9800

NEW ZEALAND

GSM (NZ OPERATIONS) LIMITED
Incorporated in New Zealand
53-55 Paul Matthews Drive
PO Box 302-500
North Harbour
AUCKLAND 1331 NEW ZEALAND
PH: +64 9 414 5106
FAX: +64 9 414 5039

USA

BURLEIGH POINT LTD
Incorporated in California
117 Waterworks Way
IRVINE CA 92618 USA
PH: +1 949 753 7222
FAX: +1 949 753 7223

CANADA

BURLEIGH POINT CANADA INC
Incorporated in Canada
8055 Transcanada Hwy
Ville St Laurent
QUEBEC H45 1S4 CANADA
PH: +1 51 4336 6382
FAX: +1 51 4336 1753

FRANCE

GSM (EUROPE) PTY LTD
ACN 010 013 171
100 Avenue Des Sabotiers
ZA De Pedebert 40150
SOORTS-HOSSEGOR FRANCE
PH: +33 55843 4205
FAX: +33 55843 4089

HONG KONG

GSM (CENTRAL SOURCING) PTY LTD
ABN 12 089 138 732
27th Floor Langham Place Office Tower
8 Argyle Street
Mongkok, Kowloon
HONG KONG
PH: +85 2 2439 6676
FAX: +85 2 2439 6007

JAPAN

GSM (JAPAN) LIMITED
Incorporated in Japan
4-3-2 Ohtsu-Grand Building 3F
Bakuro-Machi, Chuo-Ku
OSAKA JAPAN 541-0059
PH: +81 6 4963 6170
FAX: +81 6 4963 6171

BRAZIL

GSM BRASIL LTDA
Incorporated in Brazil
Rua Tenente Alberta Spicciati
200 Barra Funda CEP 01 140 130
Sao Paulo SP BRAZIL
PH: + 55 11 3618 8600
FAX: + 55 11 3618 8636

EMS

ECO

BILLABONG INTERNATIONAL LIMITED

CONCISE ANNUAL REPORT 05/06


EBX

ABN 17 084 923 946


PARKO




LAURIE
TOWNER

CONTENTS




ANDY
IRONS


"THE YEAR
WAS ONE IN
WHICH BILLABONG
ACHIEVED A
NUMBER OF
SIGNIFICANT
HIGHLIGHTS"

INTRODUCTION

This Concise Annual Report has been derived from the Full Financial Report for the year ended June 30 2006. The Full Financial Report and Independent Auditors' Report will be sent to shareholders upon request, free of charge. Shareholders should contact the Share Registry on the telephone number 1300 552 270, by fax on (+61 7) 3237 2152 or by email on brisbane.services@computershare.com.au to request a copy. Both the Concise Annual Report and the Full Financial Report can be accessed on the internet at Billabong's corporate website, www.billabongbiz.com.

The Concise Financial Report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Billabong International Limited and its controlled entities as the Full Financial Report.

Billabong International Limited (the Company) is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Billabong International Limited
1 Billabong Place
Burleigh Heads Qld 4220

Through the use of the internet, the Company has ensured that corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial statements and other information are available on the corporate website: www.billabongbiz.com.

For enquiries in relation to our reporting please call (+61 7) 5589 9899 or email secretary@billabong.com.au.

The Annual General Meeting of Billabong International Limited will be held in the Grand Ballroom of the Sofitel Gold Coast Hotel, 81 Surf Parade, Broadbeach, Qld on Friday 27 October 2006 commencing at 10.00am. A formal Notice of Meeting and Proxy Form are enclosed with this report.


NICK
GREGORY
D&e


VARIOUS MILESTONES
YEAR
THE HIGH GROWTH
PROFILE OF THE BUSINESS”

ABOUT BILLABONG AND ITS OBJECTIVES

Billabong International Limited is a global boardsports-oriented business established in Australia in 1973. The Company's core business is the marketing, distribution, retailing and wholesaling of apparel, footwear, accessories, eyewear and hardgoods under the Billabong, element, Von Zipper, Honolua Surf Company, Kustom, Palmers Surf and Nixon brands.

The Company is headquartered on Queensland's Gold Coast, with the majority of revenue generated through wholly-owned operations in Australia, North America, Europe, Japan, New Zealand and South America. Billabong International's products are licensed and distributed in more than 100 countries through specialised boardsports retailers and Company-owned retail outlets. The Company's own retail network operates under six concepts – Billabong, element, Honolua Surf Company, Beachworks, beachculture and outlet stores.

Billabong International and its controlled entities (the Group) retains young, regionalised and vibrant product development and support teams for each of its brands, while marketing is undertaken through association with high-profile professional athletes, junior athletes and a range of events to inspire youth.

The Company's values have remained consistent with its foundation objectives of brand protection and enhancement, the manufacture of design-relevant and functional products, marketing in the core boardsports channels and ongoing attention to customer service and relationships. This adherence to core values has helped the Company sustain its consistent, long-term growth profile.

The Group continues to seek opportunities to preserve and grow revenues and return value to shareholders.



CHAIRMAN'S REVIEW AND PERFORMANCE HIGHLIGHTS

It is pleasing to note the strong growth profile, that has consistently defined the performance of Billabong International Limited, was maintained in the 2005-06 financial year. This growth came against the backdrop of challenging retail conditions in Australia, an improving outlook in Europe and very strong demand in the Americas.

But while the Company's single-year growth is satisfying, it is the maintenance of the long-term growth trend that is the most important consideration when seeking to build shareholder value. Over the past five years, Billabong International Limited has been a leading ASX100 company in the delivery of compound EPS growth. The Company will continue to set ambitious growth targets which can only be achieved through the continuing efforts of strong, dedicated management and the ongoing commitment to brand authenticity and values.

The achievement of various milestones in the 2005-06 financial year, including $1 billion in reported sales for the first time, confirms the high growth profile of the business. This trend has been built on continued growth in retail floorspace dedicated to the Group's brands, growth in geographical reach, organic growth of existing brands and growth through acquisitions. Billabong International remains well positioned to maximise further growth opportunities in each of these areas in the 2006-07 financial year and beyond.

I acknowledge the excellent efforts of all staff across each of the Company's divisions worldwide in continuing to deliver such strong results. Looking forward, management remains united in its vision and a strong balance sheet affords the Company the ability to expand through acquisitions should the opportunities arise.

Ted Kunkel

Chairman

2006 financial year highlights at a glance included:

- Net profit after tax increased 16.5% to $145.9 million.
- More than AUD$1 billion in global sales for the first time.
- More than AUD$500 million in sales in the Americas for the first time.
- Revenue growth of 30.4% in the Americas in constant currency terms.
- More than AUD$200 million in sales in Europe for the first time.
- Revenue growth of 20.3% in Europe in constant currency terms.
- Approaching $300 million in sales in Australasia.
- Revenue growth of 8.0% in Australasia in constant currency terms.
- Acquisition of the Nixon watch and accessories business.
- Acquisition of a controlling interest in the beachculture retail business.

Results for the 2006 financial year were strong for Billabong.

These results included:	2006	2005	% Increase
Sales	$1,018.2 million	$840.7 million	21.1%
Earnings before interest, tax, depreciation and amortisation (EBITDA)	$235.2 million	$197.3 million	19.2%
Net profit after tax	$145.9 million	$125.2 million	16.5%
EBITDA margin	23.1% of sales	23.5% of sales	(0.4%)
Basic earnings per share	70.8 cents	61.0 cents	16.1%
Final fully franked dividend	23.5 cents/share	20.5 cents/share	14.6%
Full year dividends	44.0 cents/share	38.0 cents/share	15.8%
Return on average equity	21.6%	20.6%	1.0%


"A STRONG
BALANCE SHEET
AFFORDS THE COMPANY
THE ABILITY TO REMA
OPPORTUNIST
NYJAH
HUSTON

CHIEF EXECUTIVE OFFICER'S REVIEW

The 2005-06 financial year was one in which Billabong International Limited achieved a series of significant highlights. For the first time, the Company surpassed more than $1 billion in reported global sales, more than $500 million in reported sales in the Americas and more than $200 million in reported sales in Europe – all numbers in which the Company was justifiably proud.

But this was a performance notable for more than the headline numbers. It was a result built on the foundation of a strong and stable sales base in Australasia, a significantly improved performance in Europe and the maintenance of high growth in the Americas.

EBITDA in the Americas increased 35% and Europe increased 36% in local currency terms. EBITDA margins lifted sharply in Europe, showed good gains in the Americas and remained very healthy in Australasia.

While global sales growth in the core Billabong brand was very strong, the Company's strategy of developing other brands in the portfolio continues to pay dividends. The element brand grew sales in excess of 40%, Von Zipper lifted more than 35% and Kustom increased more than 45%. The Company's own global retail network also contributed more than 10% of Group revenue for the first time.

The combined result of these performances was 16% growth in each of net profit after tax, earnings per share and shareholder dividends.

The year also saw the addition of two new businesses, with the Company taking a controlling interest in the airport-based beachculture retail operation and the acquisition of the exciting Nixon watch and accessories business. Nixon, in particular, performed well in its first six months in the Group and is on track to become the Company's third biggest brand in terms of contribution to sales.

Behind each of the Company's brands sits a talented group of designers, marketers and athletes who continue to represent and promote the brands and their ideals. They are supported by a global team of staff committed to ensuring each of the brands is given the opportunity to reach its global potential. I thank them all for their efforts and congratulate them for their contribution to the maintenance of the Company's core values and the growth of the business.

Their combined efforts have the Company, which sells product in more than 100 countries, well positioned to deliver further growth in the 2006-07 financial year. The Company has a proud history in the development of brand authenticity and we look forward to maintaining this position as we seek to build some of the strongest youth brands in the world.

Derek O'Neill
Chief Executive Officer



Sales by Region
EUROPE
AMERICAS
AUSTRALASIA
$ MILLIONS
1100
1000
900
800
700
600
500
400
300
200
100
0
JUN 02
JUN 03
JUN 04
JUN 05
JUN 06



EBITDA by Region
INTERNATIONAL
EUROPE
AMERICAS
AUSTRALASIA
$ MILLIONS
240
220
200
180
160
140
120
100
80
60
40
20
0
JUN 02
JUN 03
JUN 04
JUN 05
JUN 06



Billabong International consolidated NPAT
$ MILLIONS
160
140
120
100
80
60
40
20
0
JUN 02
JUN 03
JUN 04
JUN 05
JUN 06


VON
ZIP

CONSOLIDATED RESULTS

The consolidated profit attributable to members of Billabong International Limited (net profit after tax or NPAT) of $145.9 million represents an increase of 16.5% over the 2004-05 year (the prior year). The key components of the result were strong sales growth and robust margins.

Sales revenue of $1,018.2 million, excluding third party royalties, represented a 21.1% increase over the prior year ($840.7 million) in both reported and constant currency.

Sales Revenue (reported currency)	2006 Million	2005 Million	% Increase
Australasia	$295.2	$275.7	7.1%
Americas	$521.9	$393.1	32.8%
Europe	$201.1	$171.9	17.0%
Total	$1,018.2	$840.7	21.1%

Consolidated gross margins at 53.2% were stronger than the prior year's 51.7%. The gross margin improvement was principally attributable to three areas:

- Increased purchasing power due to the higher AUD and Euro against the USD, which more than offset a slight margin reduction in Australia.
- Higher margin sales driven by customer and product mix in the USA and Europe.
- Favourable impact of the removal of import quotas in the USA in the first half of the year.

Earnings before interest, tax, depreciation and amortisation (EBITDA) of $235.2 million represented a 19.2% increase over the prior year ($197.3 million) in both reported and constant currency.

Both the Americas and Europe regions were highlights with EBITDA growth on a 2006 constant currency basis of 35.0% and 36.4% respectively. The Group EBITDA margin of 23.1% remains strong and was similar to that of the prior year of 23.5%, a positive result. It was anticipated that global margins would reduce as regions with lower margins (primarily the Americas and Europe) increased as a proportion of global EBITDA. Howe ver, EBITDA margin increases in the Americas and Europe have largely negated this effect and resulted in the Group maintaining global margins.

EBITDA (reported currency)	2006 Million	2005 Million	% Increase
Australasia	$94.9	$93.9	1.1%
Americas	$99.7	$72.5	37.3%
Europe	$35.4	$26.7	32.7%
Third Party Royalties	$5.2	$4.2	24.8%
Total	$235.2	$197.3	19.2%

Third party royalties of $5.2 million comprise royalties from licensees. Third party royalty growth on the prior year of 24.8% reflects excellent performances in South Africa and Argentina, offset slightly by softness in tourism in the Indonesian region.

Increases in both depreciation expense, up 65.5% to $14.4 million, and net interest expense, up 79.7% to $6.6 million, reflects the impact of acquisitions and retail store expansion. Amortisation expense reduced slightly, down 4.1% to $1.2 million.

Income tax expense of $67.3 million represents an effective rate of 31.6% which is consistent with the prior year's effective rate of 31.8%.

Basic earnings per share was 70.8 cents, an increase of 16.1% on the prior year, consistent with NPAT growth.

The Group's return on average equity increased to 21.6%, representing a 1.0% increase over the prior year.




NICK
VASICEK

REVIEW OF OPERATIONS - AUSTRALASIA

Sales in the Australasian region – comprising Australia, Japan, New Zealand and the South Pacific – lifted 8.0% in local currency terms, or 7.1% in Australian dollar terms, to $295.2 million (up from $275.7 million previously). EBITDA increased 1.6% in local currency terms, or 1.1% in Australian dollar terms, to $94.9 million (up from $93.9 million). EBITDA margins eased in the second half but over the full year remained extremely healthy at 32.2% (down from 34.1%).

Overall this is considered to be a strong result given the exceptional growth for both sales revenue and EBITDA in the prior year and the more recent subdued Australian retail environment. The Company responded to the conditions by working closely with its account base to ensure the timely delivery of product and the maintenance of manageable inventory levels.

A new distribution centre was opened in Australia during the period to accommodate future growth of the Group's brands. The distribution centre, while lifting overheads in the short term, is viewed as essential in maintaining the Company's high performance delivery capabilities to its national account base. As volumes grow, per unit distribution costs will fall.

The core Billabong brand performed strongly, with the move to a global boardshorts program built around key athletes proving a major success. It resulted in strong boardshort sales but, importantly, the same themes were carried through to other product across the range and resulted in strong sales. Among shirts, darker colours replaced the softer pastels, while rock 'n' roll themes were prominent. Dark jeans and basic, five-pocket skinny denim took over from the previously strong sand-blasted traditional blue denim. Among the girls categories, there was a shift from graphic artwork to all-over patterns on most apparel. A heightened level of sophistication in both design and marketing has also emerged within the girls line. This led to the extension of the accessories line to further complement the apparel range.

Among the brands, Honolua Surf was introduced into select Australian stores during the year and has met with a positive response. Kustom footwear and Palmers Surf had their first full year in the Group and have established a solid foundation for future growth. The Von Zipper sunglasses, apparel and accessories brand achieved further market penetration. A new Von Zipper swimwear line was also introduced during the year and is performing well. The element apparel and skateboard brand had good growth in both hardware and apparel. The element apparel range is continuing to grow and there was a good response to the continued extension of the element girls range during the second half.

At a regional level, revenue lifted in all territories, with double-digit increases in New Zealand and Japan. Australian management is now overseeing a number of new initiatives in Asia. During the second half a distribution agreement was entered into with Li & Fung Limited for the distribution of Billabong in the territories of Hong Kong, Macau, Korea and Thailand. This is an exciting partnership given that Li & Fung is one of the world's leading apparel companies and a specialist in trading, distribution and supply chain management throughout the Asian region.

Elsewhere in the region, a new Company-owned subsidiary has been formed in Indonesia to assume control of the territory's formerly licensed business. Shortly after the close of the period the first Billabong store in Singapore was opened.



REVIEW OF OPERATIONS - AMERICAS

Sales growth in the Americas continued to accelerate, pushing full-year sales to US$385.7 million, a rise of 30.4% (up from US$295.7 million). EBITDA lifted 35.0% to US$73.6 million (up from US$54.5 million). When viewed in Australian dollar terms, sales were up 32.8% to $521.9 million (up from $393.1 million) and EBITDA was up 37.3% to $99.7 million (up from $72.5 million). EBITDA margins lifted to 19.1% from 18.5% previously.

The result includes the first contribution from the Nixon watch and accessories business, which was acquired in the second half of the year. The Nixon purchase was slightly earnings accretive in the period and is on target to deliver a positive earnings contribution in line with expectations in its first full financial year within the Group.

Demand for the Company's products remained healthy, with very strong sales growth among specialist retailers in the core boardsports channel and good growth across the Group's mall-based retail accounts. Sales to Pacific Sunwear continued to grow strongly, but reduced slightly as a proportion of total sales in the Americas.

The Billabong brand experienced double-digit sales growth, with the key categories of boardshorts and t-shirts underpinning a particularly strong performance in men's apparel. Other strong product categories included fashion t-shirts, fleece sweatshirts, jackets and walkshorts. Among the girls range there were good performances in categories including knit tops, t-shirts, tanktops, swimwear and accessories such as bags and wallets. Denim remains a consistent category within the youth market.

element maintained very strong growth levels. Men's apparel remained very strong, while an increased focus on the girls line led to solid sales growth. The element shoes line made a strong debut in a market that was generally soft for skate shoe brands. Von Zipper continues to achieve excellent growth in both apparel and eyewear. Kustom footwear made its US debut during the period and competed well against established brands. The Honolua Surf wholesale range continues to grow off a low base. Nixon watches, which was acquired in the second half, made its first contribution to Group sales and performed in line with expectations.

Company-owned retail operations performed very well, with Beachworks rolling out the first of its new concept stores during the period. The store is located in California's iconic surf retail destination of Orange County and will be used as a blueprint for a wider rollout through the established Beachworks chain.

Among the regions, sales in mainland USA were extremely strong, Canada lifted in excess of 50% and South America lifted in excess of 60%. Licensees in Peru and Chile were brought under control of Billabong Brazil during the period.

The Americas entered the new year with excellent momentum, particularly among the core specialty store base.


KUSTOM


ANTTI

REVIEW OF OPERATIONS - EUROPE

A stronger second half helped lift full-year sales in Europe by 20.3% to €120.1 million (up from €99.9 million in the prior year). EBITDA rose 36.4% to €21.1 million (up from €15.5 million). In Australian dollar terms, sales grew 17.0% to $201.1 million (up from $171.9 million), with EBITDA growing 32.7% to $35.4 million (up from $26.7 million). EBITDA margins lifted to 17.6%, from 15.5% previously.

The business performed very strongly under a generally improved retail climate and the new management team focused on product design, supply chain efficiencies and costs. Spain, the Company's largest territory in the region, France, Italy and Germany each experienced strong double-digit sales growth. The UK remained relatively static but will be an area of increased focus for the Company's planned retail expansion in the region.

The best performing brands in Europe were Billabong, with solid double-digit sales growth, and element, which experienced very strong growth throughout the major territories. The launch of the element shoe line into select accounts in Europe was well received as a new brand. There was a general move towards simplified, sneaker-styled footwear and this helped Kustom achieve very strong sales in its debut season in Europe.

The direct distribution of element softgoods into the UK was started on 1 July 2005. The integration has gone well and other territories remain under review. The addition of footwear into the element line is accelerating this process.

Key categories for Billabong included boardshorts – which were backed by a global marketing program – t-shirts and walkshorts. In the girls categories, swimwear, boardshorts and accessories were well received across each of the key territories and there was general benefit from refinements and improvements to the overall collection. The snow line also showed good strength, as did the wetsuits and surf hardware categories.

The Group achieved further operational efficiencies, including the implementation of semi-automated picking and fully-automated packing processes. These came on line towards the close of the period and are operated out of a facility in Paris, the hub of distribution for the whole European region. The new processes enhance the ability to be faster to market with new product and better position the Company to take advantage of future growth opportunities in the region.

A number of Company-owned Billabong retail stores are planned for the UK market in the 2006-07 financial year. Their rollout will be overseen by a newly-recruited retail division based in the region. The first Beachworks store outside of the US is also planned to open in the UK during the first half of the 2006-07 financial year, with a further two store openings in the planning. These stores will be used as a test for possible further expansion into Europe.


Maree Murrell - Billabong Australia


Todd Larson - element USA


Kate Pietrasik - Billabong Europe


Stephane Bonnefemne - Billabong Europe


Michelle Brescini - element USA


Kristen Demko - element USA


Alex "Curly" Carter - Billabong USA


Evelyn Montero - element USA


Claudio Kirac - Billabong Australia


Christelle Kipping - Billabong Europe


Fernando Marino - Billabong Brazil


Maelo Vergnes - Billabong Europe


Kiel Tillman - Billabong Australia


Meadow Johnson - element USA


Marc Falkenstien - element USA


Brett Sirianni - Billabong Australia


ELEMENT
Valdemir Souza - Billabong Brazil


Patricia Antunes - Billabong Brazil

OUR TEAM

The Group has approximately 1,750 staff, with the greatest concentration located in its global headquarters on Australia's Gold Coast, the North American regional head office in Orange County in southern California and the European regional head office in Hossegor on the south-west coast of France. Other key employment hubs include Brazil, Japan, Canada, New Zealand and Hong Kong - regions in which Billabong International has Company-owned operations.

Key job descriptions within the Company include product development, design, marketing, event management, sales, quality control, manufacturing, warehousing, distribution, logistics, retailing, finance and administration. Staff are drawn from diverse backgrounds, but largely have an association with the boardsports lifestyle. This contributes to the maintenance of a culture that continues to reflect the heritage of the Company's brands.

The Company encourages career advancement within the Group to help ensure continuity of performance, the retention of proven performers and the development of a greater list of candidates for future promotion. Individual areas of strength are leveraged across the Group to ensure all brands benefit from pooled knowledge and experience. At an operational level, this sharing of information and understanding is also supported by the steady flow of staff between brands.

Billabong International remains conscious of the continued need to provide all staff with a challenging, rewarding and secure workplace. Various incentive and succession plans are active within the Company to support and maintain both business and personal growth and foster a performance-based culture.

TRAINING

Billabong International encourages work-based staff development through knowledge sharing, general interaction between internal departments and the trading of information between offices in diverse regions.

The Company strives to create a harmonious work environment in each of its offices and encourages the development and maintenance of a culture that reflects the boardsports lifestyle. Where appropriate, guidelines are provided on areas ranging from company policies and procedures, performance management systems, health and safety awareness and equity within the workplace.

Staff are also encouraged to identify areas in which they would benefit from further training, whether it be in a specific skill set or the area of personal development and its application in the workplace. Specific training options are then identified for the individual. This process is being rolled out in offices across the Group as part of a management plan designed to measure and reward performance and support leadership development.

SAFETY

The provision of a safe workplace is of paramount importance within the Company. Statutory workplace health and safety procedures are applied and practiced across each of the geographic regions in which Billabong International operates. These procedures are traditionally focused on the application of preventative safety measures and the promotion of greater care and awareness within the work environment.

Health and safety policies are also imposed on the workplaces of the Company's major suppliers and contractors and ongoing audits are undertaken to ensure appropriate compliance.


NUMBER OF EMPLOYEES
1900
1800
1700
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
JUN 02
JUN 03
JUN 04
JUN 05
JUN 06
AUSTRALIA
NTH AMERICA
EUROPE
JAPAN
CHINA
NEW ZEALAND
STH AMERICA


Allianz
Mobil1
POWER RANGERS





Billabong continues to support SurfAid in its medical and relief efforts in the Indonesian region.

SOCIAL AND CORPORATE RESPONSIBILITY

Billabong International's commitment to the area of social and corporate responsibility continues to evolve. It is a challenge that Billabong International faces on multiple fronts, including responsibility to workers in third-party contract factories and responsibility to communities that we engage in the course of our business.

One of the great challenges of social responsibility for a business such as Billabong International is the diversity of statutory requirements and cultural attitudes that touch each level of our global supply chain. However, once identified, the challenge is to build social and corporate accountability initiatives into the Company's long-term objectives. Billabong International has achieved good progress in this area in recent years but it remains an area open to eternal improvement through ongoing vigilance and awareness.

Billabong International continues to review and streamline its supply chain and work towards the transition to SA8000 compliance among all external suppliers and contractors. SA8000 is an internationally-accepted measure of acceptable workplace conditions. The Company believes the move towards such a standard is the only suitable way to benchmark contractor performance and demonstrate their continued adherence to appropriate social standards. Billabong International has a team of accredited SA8000 auditors who monitor and oversee enforcement of the standard.

To help achieve this, Billabong International conducts audits of factories within its supply chain. These are undertaken with the specific goal of identifying and eliminating any age-related working violations, addressing remuneration and overtime concerns, ensuring appropriate safety standards are being met and encouraging management to consent to the appointment of a staff-elected member to represent staff views on matters relating to enterprise bargaining.

This is a system that continues to evolve within Billabong International and may help prompt generational change among contractors and suppliers and, ultimately, lead to positive social change and manufacturing excellence.

COMMUNITY

Billabong International engages with the community on various levels, ranging from the staging of international and junior surf, skate and snow competitions through to visitations to global destinations by staff and Company-sponsored athletes.

It is through such engagement over many years that the Company has developed strong links with communities and a special affinity with their people, particularly those in wave-washed coastal regions of underprivileged destinations.

It was such a connection that spawned Billabong International's support for SurfAid International, a charitable foundation established to promote health and community development programs throughout Indonesia's Mentawai Islands. The Company's support for SurfAid has been developed over several years and is now approaching a combined total of $1 million. This support has also assisted SurfAid in its ability to provide disaster response services to the Indonesian region in the wake of various natural disasters, including earthquakes and tsunamis.

Allied initiatives include the donation of $30,000 to tsunami victims in the Maldives. This money was raised through the production and sale of rubber wristbands and was coordinated by the Billabong Girls division. A similar initiative involving the sale of silver necklaces with charms featuring the slogan Live Love Surf was implemented. A total of $5 from the sale of each necklace will be donated to children's cancer support group Canteen.

Billabong International also supports numerous community-based organisations in key territories around the world. These include the global Surfrider Foundation in its work on the conservation and regeneration of foreshores.

Various community-based projects are also undertaken by brands within the Group. This includes the Elemental Awareness program supported by element in North America. The program seeks to reach out to youths and help them develop positive self esteem and awareness and arm them with appropriate life skills.

"BILLABONG MAINTAINS ITS COMMITMENT TO THE SUPPORT OF SURFAID"




nixon






nixon
MON
TUE
SUN
SAT
MAY
MAR
FRI
JUN

Billabong is the Group's foundation brand and plays a key role in the development of the global boardsports sector, particularly within the surf community. The Billabong brand remains the dominant contributor to Group sales and still has major growth opportunities on a global level.

element apparel and skateboard hardgoods has remained one of the best performing brands within the boardsports sector and experienced global sales growth in excess of 40%. It continues to perform well in all major markets and represents more than 16% of Group sales. The new element shoe line was launched during the period and performed to expectation in a broadly soft market for technical skate footwear. The element girls range continued to expand and was further integrated into ranges in all key regions.

The Honolua Surf wholesale range is performing to expectation and sales are growing strongly off a low base. The range was introduced into select accounts in the Australian retail market through the year and has started to build brand presence and a niche identity within the surf community. The range was only available in the US and Australia but, as momentum builds, there are plans to introduce it to other territories.

The Von Zipper brand continues to build strong support at retail level, with global sales climbing more than 35%. The growth was achieved in each of the apparel, eyewear and accessory categories. The growth in the apparel category in the US was particularly strong, albeit off a low base, while new categories are being tested in some of the key regions.

Sales grew strongly within the Kustom footwear brand as it was introduced to various international markets through the year. Its rollout in the second half into the US market, where it is largely an open-toe business, saw it compete well with established brands. The brand also experienced a very strong start in Europe. The Palmers Surf brand retained its position as a leading provider of surf wax around the world.

The purchase of the US-based Nixon watches and accessories business was completed in the second half of the year and made a solid initial contribution to sales in line with expectations. As indicated at the time of the acquisition, the purchase is expected to be EPS positive in its first full year within the Group. Nixon's integration into the Group has progressed well and the brand is beginning to tap into a wider selection of the Billabong distribution network.


billabong




billabong


ANDY IRONS
Z1

RETAIL

Billabong International maintains a disciplined distribution strategy, with product availability concentrated on core surf, skate and snow specialty stores. This network of stores combines specialist independent retailers, specialist chain retailers and the Company's own retail store network.

Globally, the Company now owns and operates a total of 110 retail stores and outlets (up from 64 in June 2005) and a further 43 branded concept stores are operated under license (up from 22 previously). The new store openings were generally focused around the US, Europe and Japan, with Australian retail store growth primarily through the acquisition of beachculture.

Sales within the Company's own retail network grew more than 50% in the 2005-06 financial year and accounted for more than 10% of Group revenue, while the increasing EBITDA margins were in line with those achieved across the wider Group. Retail continues to be an important category in the Company's future plans.

The Company's retail stores are operated under six concepts, being Billabong and element, the US-based Honolua Surf Company and Beachworks chains, the airport-focused beachculture business based in Australia and the Group's outlet stores. The retail stores give the Company the capacity to better showcase its brands.

The Honolua Surf retail chain, which comprises 21 stores, continued to perform strongly within the Hawaiian islands. The Beachworks chain, a California-focused retail chain which commenced business with 10 stores in the previous corresponding period, has grown to 14 stores. Planning is under way for the rollout of the new Beachworks retail concept in all existing store locations following its successful implementation in a flagship store in Orange County's South Coast Plaza during the period. Further growth of the Beachworks network is anticipated in the 2006-07 financial year.

Within Australia, following the acquisition of a majority interest in the airport-based beachculture business in the first half, these multi-branded stores have been rearranged to provide a better product mix and enhanced customer experience. The beachculture concept has the potential to be rolled out into other international airport destinations in the future.



05/06 CONCISE FINANCIAL REPORT



CONTENTS



Your Directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of Billabong International Limited and the entities it controlled at the end of, or during, the year ended 30 June 2006.

DIRECTORS

The following persons were Directors of Billabong International Limited during the whole of the financial year and up to the date of this report:

E.T. Kunkel
D. O'Neill
M.A. Jackson
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull
G.M. Pemberton

PRINCIPAL ACTIVITIES

During the year the principal continuing activities of the consolidated entity consisted of the wholesaling and retailing of surf, skate and snow apparel and accessories, and the licensing of the Group trademarks to specified regions of the world.

DIVIDENDS - BILLABONG INTERNATIONAL LIMITED

Dividends paid to members during the financial year were as follows:

	$'000
• Final ordinary fully franked dividend for the year ended 30 June 2005 of 20.5 cents per fully paid share paid on 11 October 2005	42,404
• Interim ordinary fully franked dividend for the year ended 30 June 2006 of 20.5 cents per fully paid share paid on 10 April 2006	42,454
	84,858

In addition to the above dividends, since the end of the financial year the Directors have recommended the payment of a final ordinary fully franked dividend of $48.7 million (23.5 cents per fully paid share) to be paid on 17 October 2006 out of retained profits at 30 June 2006.

REVIEW OF OPERATIONS

A summary of consolidated revenues and results by significant geographical segments is set out below:

Segment	Revenues $'000	EBITDA* $'000
Australasia	295,162	94,923
Americas	521,946	99,655
Europe	201,119	35,399
Third party royalties	5,241	5,241
	1,023,468	235,218
Less: Net Interest		(6,633)
Depreciation and amortisation		(15,640)
Profit before income tax expense		212,945
Income tax expense		(67,286)
Profit after income tax expense		145,659
Loss attributable to minority interest		230
Profit attributable to members of Billabong International Limited		145,889

* Segment Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) excludes inter-company royalties and sourcing fees and includes an allocation of head office corporate overhead costs (including international advertising and promotion costs). Corporate overhead costs have been allocated to each segment based on each segment's sales as a proportion of Group sales. In prior reporting periods these overhead costs were allocated entirely to the Australasian segment. The revised approach is considered to be more appropriate given that these costs relate to the entire Group and not just the Australasian segment. All prior period comparative figures have been adjusted for this allocation to ensure a meaningful comparison.

Comments on the operations and the results of those operations are set out below:

CONSOLIDATED RESULT

Profit after tax for the year ended 30 June 2006 was $145.9 million, an increase of 16.5% over the 2004-05 year (the prior year), demonstrating continued solid growth by the Billabong Group.

Sales revenue of $1,018.2 million, excluding third party royalties, represented an increase of 21.1% over the prior year in both reported and constant currency. At a segment level, in AUD terms, sales revenue in Australasia increased 7.1%, the Americas increased 32.8% and Europe increased 17.0% over the prior year.

Consolidated gross margins at 53.2% were stronger than the prior year's 51.7%.

EBITDA increased 19.2% to $235.2 million in both reported and constant currency. Both the Americas and Europe segments were highlights, with EBITDA growth, year on year in AUD terms, of 37.3% and 32.7% respectively.

The consolidated EBITDA margin of 23.1% was similar to that for the prior year of 23.5%.

AUSTRALASIA

Compared with the prior year, Australasian sales revenue was up 7.1% to $295.2 million and EBITDA of $94.9 million was 1.1% higher. EBITDA margins were lower at 32.2% compared to 34.1% in the prior year.

Overall this is considered to be a strong result given the exceptional growth for both sales revenue and EBITDA in the prior year and the more recent subdued Australian retail environment.

Elsewhere in the region, sales revenues in local currencies were particularly strong with Japan increasing by approximately 30% and New Zealand increasing by approximately 18%.

AMERICAS

Compared with the prior year, sales revenue increased 30.4% to US$385.7 million (up from US$295.7 million), EBITDA rose 35.0% to US$73.6 million (up from US$54.5 million) and EBITDA margins lifted to 19.1% (up from 18.5%).

In AUD terms, sales revenue in the Americas increased 32.8% to $521.9 million and EBITDA of $99.7 million was 37.3% higher than the prior year.

Canada and owned operations in South America grew strongly, posting local currency sales revenue increases over the prior year in excess of 50% and 60% respectively.

EUROPE

Compared with the prior year, sales revenue increased 20.3% to €120.1 million (up from €99.9 million), EBITDA rose 36.4% to €21.1 million (up from €15.5 million) and EBITDA margins lifted to 17.6% (up from 15.5%).

In AUD terms, sales revenue in Europe was $201.1 million, a 17.0% increase, and EBITDA showed strong growth of 32.7% to $35.4 million.

Europe's strong 2006 sales revenue and EBITDA result demonstrates a significantly improved business performance and positions the region well for continued strong growth.

Spain, France, Italy and Germany all recorded strong double digit growth.

REBECCA WOODS



CONSOLIDATED BALANCE SHEET, CASH FLOW ITEMS AND CAPITAL EXPENDITURE

Working capital (including factored receivables) at $264.1 million increased 40.4% for the period compared to revenue growth of 21.1% in constant currency terms (excluding the impact of the Nixon Inc. acquisition, working capital growth was 34.0% compared to sales growth of 18.7%). A key driver of this result was the abnormally low Australian working capital at the end of last year. A more meaningful three year historical growth comparison to 30 June 2006 shows constant currency working capital growth of 26.2% only marginally leads sales growth over the same period of 23.1% (excluding the impact of the Nixon Inc. acquisition comparable growth rates would be 24.3% and 22.3% respectively). Cash flow from operations of $107.7 million represents a 12.0% decrease over the prior year period driven by working capital requirements.

Capital expenditure of $140.6 million or 13.8% of sales was in accordance with expectations and includes the acquisition of Nixon Inc., acquisition of the Beachculture retail chain in Australia, acquisition of the USA based outlet stores previously operated under licence, acquisition of the Billabong International Limited Australian and International headquarters at Burleigh Heads, acquisition of a North Shore property in Hawaii for use by Billabong sponsored athletes and general investment in owned retail.

Net debt increased to $195.7 million, but is still relatively low at a debt to equity ratio of 27.5% and interest cover of 24.2 times.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

The Company is well positioned to maintain its growth profile and, in the absence of any unforeseen exceptional circumstances, the outlook for 2007 is for robust revenue growth in the Americas and Europe and more moderate growth in Australasia. The Company expects to achieve 15% earnings per share growth in the 2006-07 financial year.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

ENVIRONMENTAL REGULATION

The consolidated entity is not subject to significant environmental regulation in respect of its activities. The consolidated entity outsources the manufacture of more than 98% of its product and therefore its environmental focus is directed towards its Supplier Policy which sets out the standards that all suppliers must meet.

MEETINGS OF DIRECTORS

The numbers of meetings of the Company's Board of Directors and of each Board Committee held during the year ended 30 June 2006, and the numbers of meetings attended by each Director were:

	Billabong International Limited Board				Audit Committee		Nominations Committee		Human Resource & Remuneration Committee	
	Scheduled Meetings		Unscheduled Meetings							
	Held	Attended	Held	Attended	Held	Attended	Held	Attended	Held	Attended
E.T. Kunkel	9	9	2	2	3	3	3	3	5	5
D. O'Neill	9	9	2	2	*	*	*	*	*	*
M.A. Jackson	9	8	2	2	3	3	3	3	5	4
F.A. McDonald	9	9	2	2	3	3	3	3	5	5
G.S. Merchant	9	9	2	2	3	3	3	3	5	5
P. Naude	9	9	2	2	*	*	*	*	*	*
C. Paull	9	9	2	2	3	3	3	3	5	5
G.M. Pemberton	9	9	2	2	3	3	3	3	5	5

* Not a member of the relevant Committee



INFORMATION ON DIRECTORS

TED KUNKEL (Non-Executive Chairman)

Experience

Previously the President and Chief Executive Officer of Foster's Group Limited and associated companies. Mr Kunkel has extensive international business experience.

Other current directorships

None.

Former directorships in last 3 years

Foster's Group Limited and associated companies, from 16 March 1992 to 5 April 2004.

Special responsibilities

Chairman of the Board and member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options

44,466 ordinary shares in Billabong International Limited.

DEREK O'NEILL (Executive Director)

Experience

Derek O'Neill was appointed as Chief Executive Officer effective 1 January 2003. He has previously held senior management positions with Billabong, including General Manager of Billabong's European operations from 1992 to 2003. In 2002, Mr O'Neill was awarded a Chevalier d'Ordre de Merite Nationale for services to business in France.

Other current directorships

None.

Former directorships in last 3 years

None.

Special responsibilities

Chief Executive Officer.

Interests in shares and options

918,287 ordinary shares in Billabong International Limited.
110,496 share rights in Billabong International Limited.
8,334 options over ordinary shares in Billabong International Limited.

MARGARET JACKSON AC (Non-Executive Director)

Experience

Margaret Jackson was a Partner of KPMG Peat Marwick's Management Consulting Division and National Chairman of the KPMG Micro Economic Reform Group until 30 June 1992, when she resigned to pursue a full-time career as a company Director. Ms Jackson was previously a Director of The Broken Hill Proprietary Company Limited and Pacific Dunlop Limited.

Other current directorships

Australia and New Zealand Banking Group Limited, since 22 March 1994.
Qantas Airways Limited, since 1 July 1992.

Former directorships in last 3 years

Southcorp Limited, from 28 August 2004 to 26 April 2005.
John Fairfax Holdings Limited, from 2 February 2003 to 31 August 2004.

Special responsibilities

Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options

228,656 ordinary shares in Billabong International Limited.

ALLAN MCDONALD (Non-Executive Director)

Experience

Allan McDonald has extensive experience in the investment and commercial banking fields and is presently associated with a number of companies as a consultant and company Director.

Other current directorships

Babcock & Brown Japan Property Trust (Director of responsible entity, Babcock & Brown Japan Property Management Limited), since 19 February 2005.
Multiplex Limited, since 22 October 2003.
Multiplex Property Trust (Director of responsible entity, Multiplex Funds Management Limited), since 22 October 2003.
Ross Human Directions Limited, since 3 April 2000.
DCA Group Ltd, since 19 May 1988.

Former directorships in last 3 years

Australian Leisure and Hospitality Group Limited, from 31 October 2003 to 16 November 2004.
TAB Limited, from 25 February 1998 to 6 July 2004.
Brambles Industries Limited, from 26 March 1981 to 11 November 2005.

Special responsibilities

Chairman of Audit and Nominations Committees and member of Human Resource and Remuneration Committee.

Interests in shares and options

122,500 ordinary shares in Billabong International Limited.


BAM

GORDON MERCHANT (Non-Executive Director)

Experience

Gordon Merchant founded Billabong's business in 1973 and has been a major stakeholder in the business since its inception. Mr Merchant has extensive experience in promotion, advertising, sponsorship and design within the surfwear apparel industry.

Other current directorships

Plantic Technologies Limited, since 12 April 2005.

Former directorships in last 3 years

None.

Special responsibilities

Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options

31,280,444 ordinary shares in Billabong International Limited.

PAUL NAUDE (Executive Director)

Experience

Paul Naude was appointed President of Billabong's American operations in 1998 and established Billabong USA as a wholly owned activity in North America. He has been involved in the surfing industry since 1973 with extensive experience in apparel brand management.

Other current directorships

None.

Former directorships in last 3 years

None.

Special responsibilities

General Manager, Billabong USA.

Interests in shares and options

1,857,845 ordinary shares in Billabong International Limited.

110,496 share rights in Billabong International Limited.

8,334 options over ordinary shares in Billabong International Limited.

COLETTE PAULL (Non-Executive Director)

Experience

Colette Paull was one of the earliest employees of the Billabong business in 1973. Since that time, Ms Paull has been broadly involved in the development of Billabong's business from its initial growth within Australia to its expansion as a global brand. Ms Paull previously held the position of Company Secretary until 1 October 1999.

Other current directorships

None.

Former directorships in last 3 years

None.

Special responsibilities

Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options

1,733,259 ordinary shares in Billabong International Limited.

GARY PEMBERTON AC (Non-Executive Director)

Experience

Gary Pemberton is Chairman of Racing NSW. Mr Pemberton was previously Chairman of TAB Limited, Qantas Airways Limited and Brambles Industries Limited, and a Director of Commonwealth Bank of Australia, CSR Limited, John Fairfax Holdings Limited, Rio Tinto Limited, Queensland Investment Corporation and NM Rothschild Australia Pty Ltd.

Other current directorships

None.

Former directorships in last 3 years

None.

Special responsibilities

Chairman of Human Resource and Remuneration Committee, member of Nominations and Audit Committees.

Interests in shares and options

10,075,966 ordinary shares in Billabong International Limited.

Company Secretary

The Company Secretary is Ms Maria Manning B.Bus (Acc), CPA and FCIS. Ms Manning was appointed to the position of Company Secretary in April 2006. She has over 15 years experience as a Company Secretary of publicly listed companies in Australia.


ASHLEY
CHEADLE

REMUNERATION REPORT

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration
B Details of remuneration
C Service agreements
D Share-based compensation
E Additional information.

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

A PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION (AUDITED)

The objective of the Group's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness;
- acceptability to shareholders;
- performance linkage / alignment of executive compensation;
- transparency; and
- capital management.

In consultation with external remuneration consultants, the Group has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the organisation.

Alignment to shareholders' interests:

- has economic profit as a core component of plan design;
- focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, delivering satisfactory return on assets as well as focusing the executive on key non-financial drivers of value; and
- attracts and retains high calibre executives.

Alignment to program participants' interests:

- rewards capability and experience;
- reflects competitive reward for contribution to growth in shareholder wealth;
- provides a clear structure for earning rewards; and
- provides recognition for contribution.

The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As key management personnel gain seniority with the Group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

Non-Executive Directors
Fees and payments to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the Non-Executive Directors. Non-Executive Directors do not receive share options or retirement benefits (other than statutory superannuation payments).

Non-Executive Directors' fees
The maximum aggregate remuneration pool was approved by members on 21 October 2005. The maximum currently stands at $1,200,000. The Chairman's remuneration is inclusive of Committee fees while Non-Executive Directors who chair a Committee may receive additional yearly fees.

Non-Executive Directors' fees are determined within an aggregate Directors' fee pool limit.

Executive pay
The executive pay and reward framework has four components:

- base pay and benefits
- short-term performance incentives
- long-term performance incentives through participation in the Billabong Executive Incentive Option Plan and the Billabong Executive Performance Share Plan; and
- other remuneration such as superannuation.

The combination of these comprises the executive's total remuneration.

Base pay
Executives are offered a competitive remuneration that comprises the components of base pay and benefits. External remuneration consultants may provide analysis and advice to ensure remuneration is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

Benefits
Executives receive benefits including health insurance and superannuation as required by the laws in the various jurisdictions in which the Company operates. In certain circumstances, additional benefits (e.g. travel, accommodation, etc) may also be provided.

Short-term performance incentives
Short-term performance incentives (STIs) vary according to individual contracts, however for high level executives they are broadly based as follows:

- A component of the STI is linked to the individual performance of the executive (this is based on a number of factors, including divisional/regional budgets, key performance indicators (KPIs) and other personal objectives);
- A component of the STI is linked to the financial performance of the Company or measured against budgets set at the beginning of each financial year.

For middle and lower level management, total STIs are linked to individual performance (based on similar factors to those for high level key management personnel). All bonuses are paid in late August or early September of the following financial year. Using a profit target and personal performance KPIs, the Company ensures variable reward is only available when value has been created for shareholders.

The short-term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Human Resource and Remuneration Committee.

The STI target annual payment is reviewed annually.

Long-term performance incentives
Information on both the Billabong Executive Incentive Option Plan and Billabong Executive Performance Share Plan is set out in note 42 of the Full Financial Report.

B DETAILS OF REMUNERATION (AUDITED)

Amounts of remuneration
Details of the remuneration of the Directors and the key management personnel (as defined in AASB 124 *Related Party Disclosures*) of the Billabong International Group are set out in the following tables. The cash bonuses are dependent on the satisfaction of performance conditions as set out in the section headed *Short-term performance incentives* above.

The key management personnel of the Group are the Directors of Billabong International Limited and certain executives that either report directly to the Chief Executive Officer or the General Manager of Billabong USA. This includes the five (5) Group executives who received the highest remuneration for the year ended 30 June 2006. The executives are:

- P. Casey – *Global Operations Manager*
- S. North – *General Manager, Billabong Australasia*
- R. Sanders – *Vice President Sales, Billabong USA*
- J. Schillereff – *President, Element Skateboards Inc.*
- C. White – *Chief Financial Officer*


TAJ
BURROW

Key Management Personnel of the Group

2006	Short-term employee benefits			Post-employment benefits	Share-based payment		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Superannuation $	Options $	Rights $	Total $
Executive Directors							
D. O'Neill (Chief Executive Officer)	900,000	860,000	4,875	12,139	16,462	353,583	2,147,059
P. Naude (General Manager, Billabong USA)	862,918	947,226	14,695	5,805	16,462	353,583	2,200,689
Non-Executive Directors							
E.T. Kunkel (Chairman)	224,808	---	1,869	11,233	---	---	237,910
M.A. Jackson	99,904	---	1,746	8,992	---	---	110,642
F.A. McDonald	124,904	---	1,953	9,000	---	---	135,857
G.S. Merchant	99,904	---	1,935	8,992	---	---	110,831
C. Paull	99,904	---	2,037	8,992	---	---	110,933
G.M. Pemberton	99,904	---	328	8,992	---	---	109,224
Other Key Management Personnel							
P. Casey *	434,116	419,208	4,786	6,070	16,462	116,812	997,454
S. North	440,000	110,000	4,679	12,139	---	116,812	683,630
R. Sanders	422,709	115,020	15,512	5,546	7,902	51,510	618,199
J. Schillereff	515,610	338,295	16,189	4,019	---	51,510	925,623
C. White	540,000	270,000	1,546	12,139	---	174,384	998,069

* Appointed to the position of Global Operations Manager on 1 January 2006, previously the General Manager, Billabong Europe. Amounts shown above include all remuneration during the reporting period. The cash bonus includes $150,000 relating to his role as General Manager, Billabong Europe for the six months to 31 December 2005, $110,000 relating to his role as Global Operations Manager for the six months to 30 June 2006 and a one-off $150,000 transfer allowance.

DETAILS OF REMUNERATION (AUDITED) (CONTINUED)

2005	Short-term employee benefits			Post-employment benefits	Share-based payment		
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Superannuation $	Options $	Rights $	Total $
Executive Directors							
D. O'Neill (Chief Executive Officer)	697,048	1,340,000	58,573	11,584	149,924	171,056	2,428,185
P. Naude (General Manager, Billabong USA)	777,094	1,148,311	16,627	5,972	175,866	171,056	2,294,926
Non-Executive Directors							
E.T. Kunkel (Chairman)	127,884	---	1,832	3,029	---	---	132,745
M.A. Jackson	75,000	---	1,878	6,750	---	---	83,628
F.A. McDonald	100,000	---	2,000	9,173	---	---	111,173
G.S. Merchant	75,000	---	1,970	6,750	---	---	83,720
C. Paull	75,000	---	1,935	6,750	---	---	83,685
G.M. Pemberton	130,769	---	725	9,254	---	---	140,748
Other Key Management Personnel							
P. Casey	382,034	300,000	21,167	---	103,191	46,619	853,011
S. North	386,731	320,000	16,386	11,584	45,241	46,619	826,561
J. Schillereff	486,797	576,407	18,111	5,751	47,392	23,298	1,157,756
C. White *	313,462	250,000	1,500	8,688	---	77,699	651,349
S. Wilson **	523,391	120,643	12,009	---	77,738	23,298	757,079

* Appointed 29 October 2004.

** S. Wilson resigned from the consolidated entity, effective 31 July 2005.

C SERVICE AGREEMENTS (AUDITED)

Remuneration and other terms of employment for the Chief Executive Officer and Chief Financial Officer and the other key management personnel are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance, car allowances and tax advisory services, and participation, when eligible, in the Billabong Executive Incentive Option Plan and Billabong Executive Performance Share Plan. Other major provisions of the agreements relating to remuneration are set out below.

D. O'Neill, Chief Executive Officer

- Term of agreement – Open, commencing 1 January 2003.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $912,139 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 2.0 times annual base salary.
- Period of notice to be given by employee – twelve months.

P. Naude, General Manager, Billabong USA

- Term of agreement – three years ending 31 December 2007.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $868,723 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 1.5 times annual base salary plus the performance bonus for the year of termination.
- Period of notice to be given by employee – upon expiration of the agreement on 31 December 2007 - 30 days.

P. Casey, Global Operations Manager

- Term of agreement – Open, commencing 3 July 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $440,186 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – twelve months.

S. North, General Manager, Billabong Australasia

- Term of agreement – Open, commencing 11 July 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $452,139 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – twelve months.

R. Sanders, Vice President Sales, Billabong USA

- Term of agreement – five years ending 31 December 2009.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $428,255 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the base salary for the remaining term of the agreement.
- Period of notice to be given by employee – one month.

J. Schillereff, President, Element Skateboards Inc.

- Term of agreement – Open, commencing 7 February 2001.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $519,629 to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 0.5 times annual base salary.
- Period of notice to be given by employee – twelve months.

C. White, Chief Financial Officer

- Term of agreement – Open, commencing 29 October 2004.
- Base salary, inclusive of superannuation, for the year ending 30 June 2006 of $552,139 to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – six months.


RASTA
DESIGNERS, MARKETERS

D SHARE-BASED COMPENSATION (AUDITED)

There were no options over unissued ordinary shares of Billabong International Limited granted under any employee incentive plan during or since the end of the financial year to any of the Directors or the key management personnel of the consolidated entity as part of their remuneration.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
25 Oct 01	25 Oct 06	$7.42	$2.26	33% after 25 Oct 03; 33% after 25 Oct 04; 33% after 25 Oct 05
23 Aug 02	23 Aug 07	$8.10	$2.93	33% after 23 Aug 04; 33% after 23 Aug 05; 33% after 23 Aug 06

Options are granted under the Billabong Executive Incentive Option Plan which was approved by special resolution at the 4 July 2000 Annual General Meeting. Staff eligible to participate in the plan are those of supervisor level and above (including Executive Directors). Options are not exercisable unless personal and financial performance criteria are met.

Details of equity instruments, comprising either performance shares or conditional rights (collectively "rights"), provided as remuneration to each Director of the Company and key management personnel of the consolidated entity are set out below. When vested, each instrument will entitle the holder to one ordinary share of the Company. Further information on the Billabong Executive Performance Share Plan and the rights is set out in note 42 of the Full Financial Report.

	Number of rights awarded during the year		Number of rights vested during the year	
Name	2006	2005	2006	2005
Directors of Billabong International Limited				
D. O'Neill	45,496	65,000	---	---
P. Naude	45,496	65,000	---	---
Other key management personnel of the Group				
P. Casey	22,242	17,715	---	---
S. North	22,242	17,715	---	---
R. Sanders	7,810	8,853	---	---
J. Schillereff	7,810	8,853	---	---
C. White	27,297	29,525	---	---

Shares provided on exercise of remuneration options

Details of ordinary shares in the Company provided as a result of the exercise of remuneration options to each Director of Billabong International Limited and other key management personnel of the Group are set out below.

		Number of ordinary shares issued on exercise of options during the year	
Name	Amount paid per share	2006	2005
Directors of Billabong International Limited			
D. O'Neill	$2.60	---	192,307
D. O'Neill	$4.90	13,606	13,605
D. O'Neill	$8.10	8,333	8,333
P. Naude	$2.60	---	269,232
P. Naude	$8.10	8,333	8,333

Name	Amount paid per share	Number of ordinary shares issued on exercise of options during the year 2006	2005
Other key management personnel of the Group			
P. Casey	$2.60	---	126,924
P. Casey	$4.90	8,164	8,163
P. Casey	$8.10	8,333	8,333
S. North	$2.60	---	34,615
S. North	$4.90	17,008	17,006
R. Sanders	$8.10	4,000	---
J. Schillereff	$4.90	32,655	32,655
S. Wilson*	$2.60	---	111,539
S. Wilson*	$8.10	---	6,000

* S. Wilson resigned from the consolidated entity, effective 31 July 2005.

No amounts are unpaid on any shares issued on the exercise of options.

E ADDITIONAL INFORMATION (UNAUDITED)

Principles used to determine the nature and amount of remuneration: relationship between remuneration and company performance

The overall level of executive reward takes into account the performance of the consolidated entity over a number of years. Over the past five years, the consolidated entity's profit from ordinary activities after income tax has grown at a compound rate of 28.2% per annum, and shareholder wealth has grown at a compound rate of 27.4% per annum, assuming all dividends are re-invested back into Billabong shares on the payment date. During the same period, executive remuneration has grown at a compound rate of 4.5% per annum.

Details of remuneration: cash bonuses and options

For each cash bonus included in the tables under heading B, the percentage of the available bonus that was earned or paid, in the financial year, and the percentage that was forfeited because performance criteria were not met is set out below. There were no options over unissued ordinary shares of Billabong International Limited granted under any employee incentive plan during or since the end of the financial year to any of the Directors or the other key management personnel of the consolidated entity as part of their remuneration. Refer to section *D Share-based compensation* for rights awarded to Directors and managers during the financial year under the Billabong Executive Performance Share Plan.




TEAHUPOO

Name	Cash bonus		Options	
	Earned or Paid %	Forfeited %	Vested %	Forfeited %
D. O'Neill	100%	---	100%	---
P. Naude	100%	---	100%	---
P. Casey	100%	---	100%	---
S. North	50%	50%	100%	---
R. Sanders	100%	---	100%	---
J. Schillereff	100%	---	100%	---
C. White	100%	---	---	---

SHARES UNDER OPTION

Unissued ordinary shares of Billabong International Limited under option at the date of this report are as follows:

	Number	Grant date	Issue price of shares	Expiry date
Executive Incentive Option Plan	18,418	25/10/2001	$7.42	25/10/2006
Executive Incentive Option Plan	17,672	28/02/2002	$9.39	28/02/2007
Executive Incentive Option Plan	239,510	23/08/2002	$8.10	23/08/2007
Options issued pursuant to Agreement	15,032	10/08/2003	$6.32	09/08/2007
Options issued pursuant to Agreement	32,931	11/08/2004	$7.99	10/08/2008
Options issued pursuant to Agreement	23,921	11/08/2005	$13.69	10/08/2009
TOTAL	**347,484**			

Options issued under the Billabong Executive Incentive Option Plan are not transferable and are exercisable in three tranches. One third of the options become exercisable 24 months after the day the options are granted. Another third become exercisable 36 months after the day the options are granted and the last third become exercisable 48 months after the options are granted. Options may only be exercised if the performance criteria in respect of the options have been met and the holder is, or is the approved nominee of, an Executive Director or senior manager of the Company and/or of any company related to or associated with the Company.

The Options issued pursuant to an Agreement are exercisable in three tranches. One quarter of the options become exercisable 24 months after the day the options are granted. Another half become exercisable 36 months after the day the options are granted and the last quarter become exercisable 48 months after the options are granted. These options were issued in connection with the acquisition of the American based Element Skateboarding brand by the Company's wholly owned subsidiary, Rocket Trademarks Pty Ltd (ACN 097 257 522).

No option holder has any right under the options to participate in any other share issue of the Company or of any other entity.

INSURANCE OF OFFICERS

During the financial year Billabong International Limited paid a premium in respect of a contract insuring the Directors of the Company, the Company Secretary and all executive officers against a liability incurred as such a Director, Secretary or executive officer to the extent permitted by the *Corporations Act 2001*. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a willful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

NON-AUDIT SERVICES

The Company may decide to employ the auditors on assignments additional to their statutory audit duties where the auditors' expertise and experience with the Company and/or the consolidated entity are important.

Details of the amount paid or payable to the auditors (PricewaterhouseCoopers) for non-audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The Directors are satisfied that the provision of non-audit services by the auditors, as set out below, did not compromise the auditors' independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditors;
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditors' own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

During the year the following fees were paid or payable for services provided by the auditors of the parent entity, its related practices and non-related audit firms in relation to non-audit services:

	Consolidated 2006 $
PricewaterhouseCoopers Australian firm:	
International tax consulting and tax advice on acquisitions	1,517,358
Due diligence services	471,588
General accounting advice	52,183
Related practices of PricewaterhouseCoopers Australian firm	313,415
Total remuneration for non-audit services	2,354,544

AUDITORS' INDEPENDENCE DECLARATION

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 49.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

AUDITORS

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

This report is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman

Gold Coast, 22 August 2006


OCCY

AUDITORS' INDEPENDENCE DECLARATION

As lead auditor for the audit of Billabong International Limited for the year ended 30 June 2006, I declare that, to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Billabong International Limited and the entities it controlled during the period.

Robert Baker

R A Baker
Partner
PricewaterhouseCoopers

Brisbane, 22 August 2006


CHAD
BARTIE

Billabong International Limited (referred to hereafter as the Company) is committed to achieving and demonstrating the highest standards of corporate governance and recognises the need to maintain policies and practices which reflect the requirements and expectations of all who deal with the Group. These policies and practices remain under constant review by the Board and many of them can be accessed on our Corporate website. This statement outlines Billabong's main corporate governance practices during the year ended 30 June 2006. Your Directors are pleased to advise that substantial compliance with the recommendations of the ASX Corporate Governance Council has been achieved.

THE BOARD OF DIRECTORS

The composition and role of the Board are detailed in the corporate governance section of the Company website www.billabongbiz.com. The Directors in office at the date of this statement are:

Name	Position
Ted Kunkel	Non-Executive Chairman
Derek O'Neill	Executive Director and Chief Executive Officer
Margaret Jackson	Non-Executive Director
Allan McDonald	Non-Executive Director
Gordon Merchant	Non-Executive Director
Paul Naude	Executive Director and General Manager, Billabong USA
Colette Paull	Non-Executive Director
Gary Pemberton	Non-Executive Director

Further details of the members of the Board, including their experience and expertise, is set out on pages 35-37 of this report.

COMPOSITION OF THE BOARD

The Board is comprised of a majority of Non-Executive Directors with six (6) Non-Executive Directors and two (2) Executive Directors. All Directors are required to bring independent judgement to bear in their Board decision making. Non-Executive Directors meet independently of Executive Directors and management at each Board meeting to discuss performance issues and a range of other matters. The Chairman is a Non-Executive Director appointed by the full Board and is required to meet regularly with the CEO. The Company maintains a mix of Directors on the Board from different business backgrounds with complementary skills and experience.

Non-Executive Directors are not entitled to any bonuses, or incentive payments and do not participate in option-based or other incentive schemes which are available to employees. Non-Executive Directors do not receive retirement benefits (other than statutory superannuation payments).

ROLE OF THE BOARD

Directors are responsible to shareholders for the short term and long term performance of the Company and their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Company is properly managed.

The primary functions of the Board include responsibility for:

- setting objectives, goals and strategic direction for each of the major business units;
- monitoring financial performance including approving business plans, the annual operating and capital expenditure budgets and financial statements;
- establishing, monitoring and evaluating the effectiveness of internal controls, risk management and compliance systems;
- appointing and reviewing the performance of the CEO and senior management;
- approving and monitoring major capital expenditure, capital management, acquisitions, divestments and identified business drivers;
- monitoring areas of significant business risk and ensuring arrangements are in place to manage those risks;
- ensuring conformance to environmental, social and occupational health and safety requirements; and
- reporting to shareholders on performance.

The full Board currently holds nine scheduled meetings each year, plus strategy meetings and any extraordinary meetings which may be necessary to address any specific matters that may arise. During the financial year the Board met eleven (11) times.

To assist in the execution of its responsibilities, the Board has established an Audit Committee, a Nominations Committee and a Human Resource and Remuneration Committee. These Committees operate under written charters which set out their respective roles and responsibilities, composition, structure, membership requirements and the manner in which the Committee is to operate. All Non-Executive Directors are required to serve on all Board Committees which are chaired by a Non-Executive Director other than the Chairman of the Company.

Matters determined by Committees are submitted to the full Board as recommendations for decision and ratification. Minutes of Committee meetings are tabled at the immediately subsequent Board meeting.

INDEPENDENT PROFESSIONAL ADVICE

Directors and Board Committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior written approval of the Chairman is required, but this will not be unreasonably withheld. The advice obtained must be made available to all Board members in due course.

PERFORMANCE ASSESSMENT

The Board undertakes an annual self assessment of its collective performance, the performance of the Chairman and of its Committees. The Chairman meets privately with each Director to discuss individual and collective performance of Directors.

DIRECTOR INDEPENDENCE

Mr Gordon Merchant is a substantial shareholder of the Company. Accordingly he is not considered to be independent of the Company based on the ASX guidelines. Mr Merchant is a founder of the Billabong Group and the Board considers that it is in the best interests of all shareholders to have a Director with Mr Merchant's industry and business expertise and Company history as a member of the Board.

During the financial year under review, Mr Pemberton ceased to be a substantial shareholder in the Company. Mr Pemberton is now considered to be an independent Director.

All other Non-Executive Directors do not have any business interest or other relationship that could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the Company.

CONFLICTS OF INTEREST

Directors are required to keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict may exist, the Director concerned does not receive the relevant Board papers and is not present at the meeting while the item is considered. Additionally Directors are required to advise the Board of any executive appointments to other companies and any related party transactions including financial transactions with the Group.

Mr Paul Naude and entities associated with Mr Gordon Merchant and Ms Colette Paull had business dealings with the Company during the year, details of which are disclosed in the Full Financial Report.

FINANCIAL REPORTING

The CEO and CFO have certified to the Board that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and are in accordance with relevant accounting standards. The Board receives monthly reports from management on the financial and operational performance of the Group.

BOARD COMMITTEES

Audit Committee

The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board. The CEO and CFO may attend Committee meetings by invitation.

The main functions of the Committee are to:

- ensure the integrity and reliability of the Company's financial statements and all other financial information published by the Company or released to the market;
- review the scope and results of external and compliance audits;
- assess compliance with applicable legal and regulatory requirements;
- assess the effectiveness of the systems of internal control and risk management;
- review the appointment, remuneration, qualifications, independence and performance of the external auditors and the integrity of the audit process as a whole; and
- monitor and review the nature of non-audit services of external auditors and related fees.

Nominations Committee

The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board.

The main functions of the Committee are to:

- monitor and review the balance of Board skills and Director interaction;
- identify skill sets that might be appropriate to add to the Board as Company issues change and evolve;
- oversee the identification, and evaluation of potential appointees as and when appropriate; and
- ensure that adequate induction material, setting out rights and responsibilities, is available to new appointees.

The Nominations Committee will report to, and make recommendations to the full Board in relation to each of its functions.

Human Resource and Remuneration Committee

The members of the Committee are all of the Non-Executive Directors. The Chairman of the Committee must be a Non-Executive Director other than the Chairman of the Board.

The main functions of the Committee are to:
- make recommendations to the Board on Human Resource and Total Remuneration policy and practices that support the Group's overall strategy and objectives;
- attract and retain key employees; and
- link total remuneration to financial performance and the attainment of strategic objectives.

In particular to:
- review and set the terms and conditions of employment for the CEO, including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits;
- annually appraise the performance of the CEO and provide appropriate executive development programs;
- review and set levels of remuneration for Executive Directors and senior management, including annual fixed salary levels, annual incentive opportunity levels, employment agreements and supplemental benefits;
- review Non-Executive Director remuneration with the assistance of external consultants as appropriate;
- review all equity based plans and all executive incentive plans;
- review the management succession plan;
- review key philosophies and practices relating to the remuneration and development of the Company's employees generally; and
- ensure the total remuneration program and practices of the Group are designed with full consideration of all tax, accounting, legal and regulatory requirements.

The Human Resource and Remuneration Committee reports to, and makes recommendations to the full Board in relation to each of its functions.

RISK ASSESSMENT AND MANAGEMENT

The Board, through the Audit Committee is responsible for ensuring the adequacy of the Company's risk management framework and system of internal control and for regularly reviewing its effectiveness. The CEO and management team are responsible for promoting a high level of risk awareness across the Company and implementing risk management strategies and reporting to the Board and Audit Committee on developments related to risk and mitigation strategies.

In particular, at the Board and senior management strategy planning sessions held throughout the year, it reviews and identifies key business and financial risks which could prevent the Company from achieving its objectives. Additionally a formal risk assessment process is part of each major capital acquisition with a post acquisition review undertaken within the first eighteen months of major business acquisitions, major capital expenditures or significant business initiatives.

CODE OF CONDUCT

The Company has adopted the Code of Conduct published by the Australian Institute of Company Directors in 1998. The Company has not adopted a separate Code of Conduct.

COMMUNICATIONS WITH SHAREHOLDERS

The Company communicates to shareholders through the Company's annual reports, Annual General Meeting, half-year and full-year results, and Company website. Financial information for the past four years, and all other announcements are made available on the website.

During periods of particular sensitivity, the Company's policy is to avoid any discussion with shareholders, media, analysts or other market operators for thirty days prior to the close of the half and full-year accounting periods to the time of the half and full-year profit announcements. This policy is subordinate to the ASX requirements of continuous disclosure.

CONTINUOUS DISCLOSURE

The Company Secretary has been nominated as the person responsible for communication with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All information disclosed to the ASX is posted on the Company's website as soon as it is disclosed to the ASX. When analysts are briefed following half-year and full-year results announcements, the material used in the presentations is released to the ASX prior to the commencement of the briefing. This information is also posted on the Company's website. The Company ensures that if any price sensitive information is inadvertently disclosed, this information is also immediately released to the market. The Company is committed to ensuring that all stakeholders and the market are provided with relevant and accurate information regarding its activities in a timely manner.



TRADING IN COMPANY SECURITIES BY DIRECTORS AND EMPLOYEES

The Company has a detailed securities trading policy which regulates dealings by Directors and employees in shares, options and other securities issued in the Company. A copy of this policy is available on our corporate website. A summary of the policy is as follows:

- dealings by senior managers, Directors and nominated employees are confined to three trading windows which begin after two clear trading days have elapsed from the date of the half and full-year profit announcements and the date of the Annual General Meeting and continues for a period of thirty calendar days;
- Directors have entered into agreements to notify the Company within three days of any dealings in the Company securities;
- where a trade by a Director or associated company is in excess of one million shares or represents more than 10% of that Director's then current securities holding, the Director has the responsibility to notify the Chairperson at least 48 hours prior to engaging in any transaction;
- guidance is given to Directors that transactions in excess of one million shares should not be sold through normal day trading in order to minimise risk to the market price; and
- executives are prohibited from hedging or otherwise reducing or eliminating the risk associated with long term incentives such as unvested performance shares and options offered by the Company to the executive.

EXTERNAL AUDITORS

PricewaterhouseCoopers were appointed as the external auditors in 2000. It is PricewaterhouseCoopers' policy to rotate audit engagement partners on listed companies at least every five years. The performance of the external auditors is reviewed annually. An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors' report and in the notes to the Full Financial Report. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee. The external auditors are requested to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the Audit Report.

ETHICAL COMPLIANCE

The Company is working towards the application of Social Accountability 8000 (SA8000) compliance among all external factory contractors. SA8000 is a certification standard based on the primary international workplace rights contained within the International Labour Organisation conventions, the Universal Declaration of Human Rights and the UN Convention on the Rights of the Child.

It is the commitment of the Company to ensure that its products, across all divisions, are manufactured to appropriate labour standards.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2006

	2006 $'000	2005 $'000
Revenue	1,027,832	848,430
Other income	175	1,141
Finance costs	(9,069)	(5,896)
Other expenses	(805,993)	(660,016)
Profit before income tax	212,945	183,659
Income tax expense	(67,286)	(58,427)
Profit for the year	145,659	125,232
Loss attributable to minority interest	230	---
Profit attributable to members of Billabong International Limited	145,889	125,232
Earnings per share for profit attributable to the ordinary equity holders of the Company	Cents	Cents
Basic earnings per share	70.8	61.0
Diluted earnings per share	70.5	60.9

DISCUSSION AND ANALYSIS

- Revenue from sale of goods of $1,018.2 million, excluding third party royalties, represented a 21.1% increase over the prior year. On a 2006 constant currency basis revenue growth was also 21.1%.
- Consolidated gross margins at 53.2% were stronger than the prior year's 51.7%. The gross margin improvement was principally attributable to three areas:
  - Increased purchasing power due to the higher AUD and Euro against the USD, which more than offset a slight margin reduction in Australia.
  - Higher margin sales driven by customer and product mix in the USA and Europe.
  - Favourable impact of the removal of import quotas in the USA in the first half of the year.
- Consolidated earnings before interest, taxes, depreciation and amortisation (EBITDA) of $235.2m represented a 19.2% increase over the prior year in both reported and constant currency.
- Consolidated EBITDA margin of 23.1% remains strong and was similar to that for the prior year of 23.5%, a positive result. It was anticipated that margins would reduce as regions with lower margins (primarily the Americas and Europe) increased as a proportion of global EBITDA. However, EBITDA margin growth in the Americas and Europe has largely negated this effect and resulted in the Group maintaining global margins.
- Finance costs, principally interest expense, increased 53.8% to $9.1 million driven by additional borrowing required to fund capital expenditure. Refer to the consolidated balance sheet discussion and analysis for details regarding capital expenditure.
- Income tax expense of $67.3 million represents an effective rate of 31.6% which is consistent with the prior year's effective rate of 31.8%.
- Net profit after tax (NPAT) for the year ended 30 June 2006 of $145.9 million represents an increase of 16.5% over the prior year.
- Basic earnings per share was 70.8 cents, an increase of 16.1% on the prior year, consistent with NPAT growth.
- Return on average equity increased to 21.6%, representing a 1.0% increase over the prior year.

The above consolidated income statement should be read in conjunction with the accompanying notes and discussion and analysis.

CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2006

	2006 $'000	2005 $'000
ASSETS		
Current assets		
Cash and cash equivalents	67,855	51,022
Trade and other receivables	231,981	172,705
Inventories	161,982	111,815
Other	12,190	4,713
Total current assets	474,008	340,255
Non-current assets		
Receivables	10,767	7,906
Property, plant and equipment	92,661	39,040
Intangible assets	654,255	539,155
Deferred tax assets	22,645	11,582
Other	3,396	---
Total non-current assets	783,724	597,683
Total assets	1,257,732	937,938
LIABILITIES		
Current liabilities		
Trade and other payables	135,403	108,706
Borrowings	6,211	2,854
Current tax liabilities	27,204	17,370
Provisions	11,930	7,715
Total current liabilities	180,748	136,645
Non-current liabilities		
Borrowings	257,353	113,016
Deferred tax liabilities	90,478	49,417
Provisions	1,030	1,526
Deferred payment	16,000	---
Total non-current liabilities	364,861	163,959
Total liabilities	545,609	300,604
Net assets	712,123	637,334
EQUITY		
Contributed equity	313,528	309,911
Treasury shares	(11,982)	(5,763)
Option reserve	4,336	1,356
Other reserves	619	(11,088)
Retained profits	403,949	342,918
Parent entity interest	710,450	637,334
Minority interest	1,673	---
Total equity	712,123	637,334

The above consolidated balance sheet should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS

- Working capital (including factored receivables) at $264.1 million increased 40.4% for the period compared to revenue growth of 21.1% in constant currency terms (excluding the impact of the Nixon Inc. acquisition, working capital growth was 34.0% compared to sales growth of 18.7%). A key driver of this result was the abnormally low Australian working capital at the end of last year. A more meaningful three year historical growth comparison to 30 June 2006 shows constant currency working capital growth of 26.2% only marginally leads sales growth over the same period of 23.1% (excluding the impact of the Nixon Inc. acquisition comparable growth rates would be 24.3% and 22.3% respectively).
- The doubtful debts provision at $13.0 million remains conservative and in accordance with the Company's reserve requirements.
- Property, plant and equipment ($92.7 million) has increased 137.3% from the prior year. Key drivers include acquisition of the Billabong International Limited Australian and International headquarters at Burleigh Heads, acquisition of a North Shore property in Hawaii for use by Billabong sponsored athletes, acquisition of the beachculture retail chain in Australia, acquisition of the USA based outlet stores previously operated under licence and general investment in owned retail.
- Intangible assets ($654.3 million) have increased 21.3% from the prior year. This increase is principally driven by the acquisition of Nixon Inc. which resulted in the recognition of an indefinite life brand name intangible of $75.6 million and goodwill totalling $33.5 million (balances as at 30 June 2006).
- Net debt ($195.7 million) has increased 201.8% from the prior year reflecting the investments made during the period, discussed above. Consequently the net debt to equity ratio of 27.5% is higher than at 30 June 2005 (10.2%) but is still conservative as reflected in the strong interest cover of 24.2 times.



JAMES WOOD

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2006

	2006 $'000	2005 $'000
Total equity at the beginning of the financial year	637,334	576,524
Adjustment on adoption of AASB 132 and AASB 139, net of tax, to:		
Reserves	861	---
Restated total equity at the beginning of the financial year	638,195	576,524
Cash flow hedge reserve movement, net of tax	(322)	---
Exchange differences on translation of foreign operations	11,168	(6,567)
Net income recognised directly in equity	10,846	(6,567)
Profit for the year	145,659	125,232
Total recognised income and expense for the year	156,505	118,665
Transactions with equity holders in their capacity as equity holders:		
Contributions of equity, net of transaction costs	3,564	11,393
Contributions of other equity securities	53	56
Dividends paid	(84,858)	(64,897)
Treasury shares purchased by employee share plan trusts	(6,219)	(5,763)
Option reserve in respect of employee share plan	2,980	1,356
Minority interest on acquisition of subsidiary	1,903	---
	(82,577)	(57,855)
Total equity at the end of the financial year	712,123	637,334
Total recognised income and expense for the year is attributable to:		
Members of Billabong International Limited	156,735	118,665
Minority interest	(230)	---
	156,505	118,665

The above consolidated statement of change in equity should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS

- Strong revenue and earnings growth contributed $145.9 million to retained profits.
- Record dividends ($84.9 million) were paid out of retained profits during the year ended 30 June 2006. In addition to these dividends, since the end of the financial year the Directors have recommended the payment of a final ordinary fully franked dividend of $48.7 million (23.5 cents per fully paid share) to be paid on 17 October 2006 out of retained profits held at 30 June 2006. The annual dividend payout ratio has been maintained at approximately 62%.
- Currency translation differences arising during the year in regards to translation of foreign operation balances totalled $11.2 million.
- Treasury shares purchased by employee share plan trusts relating to the Billabong Executive Performance Share Plan totalled $6.2 million during the year ended 30 June 2006. The option reserve movement of $3.0 million reflects the pre-tax employee benefit amortisation expense relating to the fair value of equity instruments granted under the Billabong Executive Performance Share Plan.


WADE
GOODALL

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2006

	2006 $'000	2005 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of GST)	1,075,260	871,718
Payments to suppliers and employees (inclusive of GST)	(910,092)	(694,950)
	165,168	176,768
Interest received	1,675	1,341
Other revenue	2,777	3,449
Borrowing costs	(8,196)	(5,420)
Income taxes paid	(53,749)	(53,821)
Net cash inflow from operating activities	107,675	122,317
Cash flows from investing activities		
Payment for purchase of subsidiary, net of cash acquired	(70,291)	---
Payments for property, plant and equipment	(63,520)	(16,050)
Loans to related parties	(5,008)	---
Payments for intangible assets	(6,772)	(21,916)
Proceeds from sales of property, plant & equipment	412	513
Net cash outflow from investing activities	(145,179)	(37,453)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	3,564	11,393
Payments for treasury shares held by employee share plan trusts	(6,219)	(5,763)
Proceeds from borrowings	215,030	87,278
Repayment of borrowings	(75,718)	(114,894)
Dividends paid	(84,858)	(64,897)
Net cash inflow (outflow) from financing activities	51,799	(86,883)
Net increase (decrease) in cash held	14,295	(2,019)
Cash and cash equivalents at the beginning of the year	51,022	56,086
Effects of exchange rate changes on cash and cash equivalents	2,538	(3,045)
Cash and cash equivalents at the end of the year	67,855	51,022

The above consolidated cash flow statement should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS

- Cashflow from operations of $107.7 million represents a 12.0% decrease over the prior year driven by working capital requirements as previously discussed in the consolidated balance sheet discussion and analysis.
- Capital expenditure, inclusive of payment for purchase of subsidiary, of $140.6 million or 13.8% of sales was in accordance with expectations and includes the items discussed in regards to property, plant and equipment and intangible assets in the consolidated balance sheet discussion and analysis.
- The increased capital expenditure and record dividend payments have been principally debt funded.

This Concise Financial Report relates to the consolidated entity consisting of Billabong International Limited and the entities it controlled at the end of, or during, the year ended 30 June 2006. The accounting policies adopted have been consistently applied to all years presented, unless otherwise stated in note 1 below.

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in financial reports. Amounts in the Concise Financial Report have been rounded off in accordance with that Class Order to the nearest thousand dollars.

NOTE 1. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Full Financial Report on which this Concise Financial Report is based is the first annual Billabong International Limited financial report to be prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS). AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing the Full Financial Report.

Financial statements of Billabong International Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing Billabong International Limited 2006 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005 (see (4) below).

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in note 43 of the Full Financial Report. A summary of this information is provided below.

(1) Impact on total equity reported under previous AGAAP

	1 July 2004 $'000	30 June 2005 $'000
Total equity under previous AGAAP	578,542	643,873
Adjustments to retained earnings (net of related tax impact)		
Current assets – Trade and other receivables	(725)	(2,225)
Current assets – Deferred tax assets	748	1,373
Current assets – Other	(841)	(856)
Non-current assets – Property, plant and equipment	---	192
Non-current assets – Intangible assets	---	1,983
Current liabilities – Trade and other payables	(792)	(1,716)
Current liabilities – Current tax liabilities	---	(493)
Non-current liabilities – Provisions	(408)	(390)
Transfer from reserves	153,778	153,691
Adjustments made to reserves and other		
Deemed cost revaluation	(153,961)	(153,961)
Other reserves	183	270
Recognition of treasury shares	---	(5,763)
Recognition of option reserve	---	1,356
Total equity under AIFRS	576,524	637,334

NOTE 1. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(2) Impact on profit for the year ended 30 June 2005

	$'000
Profit for the year ended 30 June 2005 as reported under AGAAP	125,434
Current assets – Trade and other receivables	(1,500)
Current assets – Deferred tax assets	625
Current assets – Other	(15)
Non-current assets – Property, plant and equipment	192
Non-current assets – Intangible assets	1,983
Current liabilities – Trade and other payables	(924)
Current liabilities – Current tax liabilities	(493)
Non-current liabilities – Provisions	18
Transfer from reserves	(88)
Profit for the year ended 30 June 2005 restated under AIFRS	125,232

(3) Impact on cash flow statement for the year ended 30 June 2005

The adoption of AIFRS resulted in a material adjustment to the cash flow statement due to the consolidation of controlled special purpose entities. This resulted in a reclassification from payments to suppliers and employees under operating activities to payments for shares held by employee share plan trusts under financing activities totalling $5.8 million. There were no other material adjustments to the cash flow statement.

(4) Adjustments on transition to AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement:* 1 July 2005

At the date of transition to these standards on 1 July 2005, the following adjustments were recognised:

	30 June 2005 $'000	Adjustment $'000	1 July 2005 $'000
Current assets – Other	4,713	320	5,033
Trade and other payables	(108,706)	955	(107,751)
Deferred tax liabilities	(49,417)	(414)	(49,831)
Adjustment to net assets		861	
Reserves	11,088	(861)	10,227
Adjustment to total equity		(861)	

NOTE 2. PRESENTATION CURRENCY

The presentation currency used in this Concise Financial Report is Australian dollars.

NOTE 3. SEGMENT INFORMATION

(a) Primary reporting format - geographical segments

2006	Australasia $'000	Americas $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to external customers	295,162	521,946	201,119	---	1,018,227
Other revenue, including interest revenue	2,608	1,245	511	5,241	9,605
Total segment revenue	297,770	523,191	201,630	5,241	1,027,832
Segment result (includes inter-company royalties and sourcing fees)	166,326	41,025	22,626	5,241	235,218
Less: depreciation and amortisation	(4,182)	(7,759)	(3,699)	---	(15,640)
Less: interest (expense)/income (net)	(1,843)	(4,272)	(518)	---	(6,633)
Profit before income tax	160,301	28,994	18,409	5,241	212,945
Consolidated profit before income tax					212,945
Less: income tax expense					(67,286)
Consolidated profit for the year					145,659
Segment assets	768,473	421,844	148,261	---	1,338,578
Elimination					(80,846)
Total assets					1,257,732
Segment liabilities	39,371	101,093	48,159	---	188,623
Elimination					(54,387)
Unallocated liabilities					411,373
Total liabilities					545,609
Acquisitions of property, plant & equipment, intangibles and other non-current segment assets	36,787	127,317	15,813	---	179,917
Impairment of inventories	22	540	4,257	---	4,819
Impairment of trade receivables	(313)	1,320	812	---	1,819

NOTE 3. SEGMENT INFORMATION (CONTINUED)

2005	Australasia $'000	Americas $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to external customers	275,682	393,121	171,898	---	840,701
Other revenue, including interest revenue	2,051	727	750	4,201	7,729
Total segment revenue	277,733	393,848	172,648	4,201	848,430
Segment result (includes inter-company royalties and sourcing fees)	122,312	54,316	16,517	4,201	197,346
Less: depreciation and amortisation	(3,954)	(3,746)	(2,296)	---	(9,996)
Less: interest (expense)/income (net)	(1,047)	(1,746)	(898)	---	(3,691)
Profit before income tax	117,311	48,824	13,323	4,201	183,659
Consolidated profit before income tax					183,659
Less: income tax expense					(58,427)
Consolidated profit for the year					125,232
Segment assets	674,997	207,487	104,494	---	986,978
Elimination					(49,040)
Total assets					937,938
Segment liabilities	33,078	60,209	37,255	---	130,542
Elimination					(25,250)
Unallocated liabilities					195,312
Total liabilities					300,604
Acquisitions of property, plant & equipment, intangibles and other non-current segment assets	23,743	11,508	2,523	---	37,774
Impairment of inventories	1,893	378	2,704	---	4,975
Impairment of trade receivables	18	467	341	---	826

(b) Secondary reporting format - business segments

The consolidated entity operates predominately in one business segment being the surf, skate and snow apparel and accessories market.

NOTE 4. SALES REVENUE

	2006 $'000	2005 $'000
From continuing operations		
Sales revenue		
Sale of goods	1,018,227	840,701
Royalties	5,241	4,201
	1,023,468	844,902
Other revenue	4,364	3,528
Total revenue	1,027,832	848,430

NOTE 5. DIVIDENDS

	Parent entity	
	2006 $'000	2005 $'000
(a) Ordinary shares		
2005 final dividend of 20.5 cents per fully paid share paid on 11 October 2005 (2004 final dividend of 14.0 cents per fully paid share paid on 8 November 2004)		
Fully franked based on tax paid @ 30%	42,404	28,785
2006 interim dividend of 20.5 cents per fully paid share paid on 10 April 2006 (2005 interim dividend of 17.5 cents per fully paid share paid on 11 April 2005)		
Fully franked based on tax paid @ 30%	42,454	36,112
Total dividends paid	84,858	64,897

	Parent entity	
	2006 $'000	2005 $'000
(b) Dividends not recognised at year end		
In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend of 23.5 cents per fully paid ordinary share (2005: 20.5 cents) fully franked based on tax paid @ 30%. The aggregate amount of the proposed dividend expected to be paid on 17 October 2006 out of retained profits at 30 June 2006, but not recognised as a liability at year end, is	48,666	42,404

(c) Franked dividends

The franked portions of the final dividends recommended after 30 June 2006 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2007.

	Parent entity	
	2006 $'000	2005 $'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2005: 30%)	20,468	11,615

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the amount of the provision for income tax;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

NOTE 5. DIVIDENDS (CONTINUED)

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of subsidiaries were paid as dividends.

The impact on the franking account of the dividend recommended by the Directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $20.9 million (2005: $18.2 million).

NOTE 6. EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.


zipper.
VON ZIPPER



PARKO



DIRECTORS' DECLARATION

The Directors declare that in their opinion the Concise Financial Report of the consolidated entity for the year ended 30 June 2006 as set out on pages 30 to 67 complies with Accounting Standards AASB 1039 *Concise Financial Reports*.

The Concise Financial Report is an extract from the Full Financial Report for the year ended 30 June 2006. The financial statements and specific disclosures included in the Concise Financial Report have been derived from the Full Financial Report.

The Concise Financial Report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Full Financial Report, which is available on request.

This declaration is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman

Gold Coast, 22 August 2006


DANIEL
THOMSON
HONOLUA
SURF Co.

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF BILLABONG INTERNATIONAL LIMITED

AUDIT OPINION

In our opinion, the Concise Financial Report of Billabong International Limited for the year ended 30 June 2006 complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

This opinion must be read in conjunction with the rest of our audit report.

SCOPE

The Concise Financial Report and Directors' responsibility

The Concise Financial Report comprises the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity, consolidated cash flow statement, notes to the financial statements, and the Directors' declaration for Billabong International Limited (the Company) for the year ended 30 June 2006.

The directors of the Company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

AUDIT APPROACH

We conducted an independent audit of the Concise Financial Report in order to express an opinion on it to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the Concise Financial Report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We also performed an independent audit of the Full Financial Report of the Company for the financial year ended 30 June 2006. Our audit report on the Full Financial Report was signed on 22 August 2006, and was not subject to any qualification.

In conducting our audit of the Concise Financial Report, we performed procedures to assess whether in all material respects the Concise Financial Report is presented fairly in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information included in the Concise Financial Report is consistent with the information in the Full Financial Report, and
- examining, on a test basis, information to provide evidence supporting the amounts and other disclosures in the Concise Financial Report which were not directly derived from the Full Financial Report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the Concise Financial Report.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Robert Baker

R A Baker
Partner

Brisbane, 22 August 2006

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 16 August 2006.

DISTRIBUTION OF EQUITY SECURITIES

Analysis of numbers of equity security holders by size of holding:

	Ordinary shares		Unquoted options	
	Number of shareholders	Number of shares	Number of option holders	Number of options
1 - 1,000	10,466	4,690,209	1	720
1,001 - 5,000	4,561	10,396,921	31	88,685
5,001 - 10,000	473	3,421,925	20	129,315
10,001 - 50,000	232	4,768,354	8	128,764
50,001 - 100,000	35	2,351,099	---	---
100,001 and over	70	181,488,794	---	---
	15,837	207,117,302	60	347,484

There were 146 holders of less than a marketable parcel of ordinary shares.

EQUITY SECURITY HOLDERS

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary shares Number held	Ordinary shares Percentage of issued shares
Gordon Merchant No. 2 Pty Ltd	29,011,450	14.01%
J P Morgan Nominees Australia Limited	28,022,488	13.53%
Westpac Custodian Nominees Limited	23,237,179	11.22%
National Nominees Limited	18,464,986	8.92%
ANZ Nominees Limited Cash Income	11,719,388	5.66%
Jontex Pty Ltd	10,075,966	4.86%
Queensland Investment Corporation	7,717,637	3.73%
Citicorp Nominees Pty Limited <CFS WSLE Geared Share Fund a/c>	6,099,814	2.95%
Citicorp Nominees Pty Limited <CFS WSLE Imputation Fund a/c>	4,716,629	2.28%
Cogent Nominees Pty Limited	4,218,459	2.04%
Citicorp Nominees Pty Limited	3,264,269	1.58%
Citicorp Nominees Pty Limited <CFS Imputation Fund a/c>	3,184,089	1.54%
Citicorp Nominees Pty Limited <CFS WSLE Aust Share Fund a/c>	2,312,999	1.12%
HSBC Custody Nominees (Australia) Ltd	2,312,299	1.12%
GSM Pty Ltd	2,268,994	1.10%
Citicorp Nominees Pty limited <CFS WSLE Industrial Share a/c>	2,029,228	0.98%
Mr Paul Naude	1,847,845	0.89%
AMP Life Limited	1,726,433	0.83%
Cogent Nominees Pty Limited <SMP a/c>	1,701,269	0.82%
Cogent Nominees Pty Limited <SL Non Cash Collateral a/c>	1,588,000	0.77%
	165,519,421	79.95%

Unquoted Equity Securities

	Number on issue	Number of holders
Options issued under the Billabong Executive Incentive Option Plan to take up ordinary shares	275,600	52
Options issued pursuant to an agreement in connection with the acquisition of the American based Element Skateboards Inc on 4 July 2001	71,884	8

The options listed above are the only unquoted equity securities on issue. No person holds 20% or more of these securities.


SILVANA
LIMA

SUBSTANTIAL HOLDERS

As at 16 August 2006 the names of substantial holders in the Company who have notified the Company in accordance with Section 671B of the *Corporations Act 2001* are set out below:

Ordinary shares	**Number**	**Percentage**
Gordon Stanley Merchant & Gordon Merchant No. 2 Pty Ltd	33,013,703	15.94%
Commonwealth Bank of Australia	22,214,935	10.73%
ING	15,267,961	7.37%
ANZ	12,630,204	6.10%
FMR Corp - Fidelity International	10,572,862	5.10%

VOTING RIGHTS

The voting rights attached to each class of equity securities are set out below:

(a) Ordinary shares
On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Options
No voting rights.

STOCK EXCHANGE LISTING

The shares of the Company are listed under the symbol BBG on the Australian Stock Exchange Limited. The Company's home branch is Brisbane.

SHAREHOLDER ENQUIRIES

Shareholders with queries about their shareholdings should contact the Company's Share Registry as follows:

Computershare Investor Services Pty Ltd
GPO Box 523
BRISBANE QLD 4001

Telephone Australia:	1300 552 270
Telephone International:	(+61 3) 9415 4000
Fax:	(+61 7) 3237 2152
Email:	web.queries@computershare.com.au

CHANGE OF ADDRESS

Issuer sponsored shareholders should notify the share registry in writing immediately upon any change in their address quoting their Securityholder Reference Number (SRN). Changes in addresses for broker sponsored holders should be directed to the sponsoring brokers with the appropriate Holder Identification Number (HIN).

DIVIDENDS

Dividend payments may be paid directly to a nominated Australian financial institution. Payments are electronically credited on the dividend payment date and confirmed by payment advices mailed directly to the shareholder's registered address. A form for this purpose is available from Computershare Investor Services Pty Ltd. Billabong also pays dividends by local currency cheque to shareholders who maintain a registered address in the following jurisdictions:

Hong Kong - $HK, Japan - Yen, Europe - Euro, United States - $US

If a shareholder has not provided direct credit instructions to have their dividend paid direct to an Australian financial institution or they do not have their shareholding registered in one of the above four countries, then by default they will receive an Australian dividend cheque.

ANNUAL REPORT

All shareholders will receive a copy of the Concise Annual Report. Shareholders who do not wish to receive the Concise Annual Report should contact the Share Registry. These shareholders will continue to receive all other shareholder information.

TAX FILE NUMBERS (TFN)

Billabong International Limited is obliged to deduct tax from unfranked or partially franked dividends paid to shareholders registered in Australia who have not provided their TFN to the Company. If you wish to provide your TFN, please contact the Share Registry.

CONSOLIDATION OF MULTIPLE SHAREHOLDINGS

If you have multiple shareholding accounts that you wish to consolidate into a single account, please advise the Share Registry in writing. If your holdings are broker sponsored, please contact the sponsoring broker directly.

BECOME AN ONLINE SHAREHOLDER

Billabong offers shareholders an electronic service that enables them to be kept up-to-date with significant Company announcements as they happen. By subscribing for this service, shareholders can also elect not to receive a printed Annual Report and to view the Annual Report online in the future.

Registration for this service provides shareholders with an e-mail advice containing a link to www.billabongbiz.com each time a relevant announcement is made by the Company and posted on this site.

At www.billabongbiz.com shareholders can view:

- Annual and Half-Year Reports;
- Stock Exchange announcements;
- Billabong's share price information; and
- General shareholder information.

To register, shareholders should visit our share registry at www.computershare.com and follow these easy steps:

- Click on 'Investor Centre' under the heading 'Securityholders'
- Click on 'Email Address Update'
- Next, enter Billabong International's ASX code, BBG, under the heading Company Code and your personal securityholder information (eg Holder Identification Number (HIN) or Securityholder Reference Number (SRN)) and postcode, then click on 'submit'.

After the shareholder has entered their email address and selected which publications they wish to receive via email, an email will be sent to the shareholder for confirmation purposes. When received, the shareholder should simply click 'reply' to confirm their details, then 'send'.

CORPORATE DIRECTORY

DIRECTORS

Ted Kunkel, Non-Executive Chairman
Derek O'Neill, Chief Executive Officer
Margaret Jackson AC, Non-Executive Director
Allan McDonald, Non-Executive Director
Gordon Merchant, Non-Executive Director
Paul Naude, Executive Director
Colette Paull, Non-Executive Director
Gary Pemberton AC, Non-Executive Director

COMPANY SECRETARY

Maria Manning, B.Bus (Acc), CPA and FCIS

SENIOR MANAGEMENT

Derek O'Neill, Chief Executive Officer
Peter Casey, Global Operations Manager
Franco Fogliato, General Manager, Billabong Europe
Nilan Fonseka, General Manager, Billabong New Zealand
Chris Kypriotis, General Manager, Billabong Brazil
Paul Naude, General Manager, Billabong USA
Shannan North, General Manager, Billabong Australasia
Ietoshi Ueda, General Manager, Billabong Japan
Craig White, Chief Financial Officer

PRINCIPAL AND REGISTERED OFFICE

1 Billabong Place BURLEIGH HEADS QLD 4220 AUSTRALIA
Telephone: +617 5589 9899 Facsimile: +617 5589 9800

POSTAL ADDRESS

PO Box 283 BURLEIGH HEADS QLD 4220 AUSTRALIA

INTERNET

www.billabongbiz.com

EMAIL

info@billabong.com.au

SHARE REGISTRY

Computershare Investor Services Pty Limited
GPO Box 523 BRISBANE QLD 4001
Telephone Australia: + 1 300 552 270
Telephone International: +617 3237 2100 Facsimile: +617 3237 2152

AUDITORS

PricewaterhouseCoopers: Waterfront Place 1 Eagle Street BRISBANE QLD 4000

SOLICITORS

Clayton Utz: 71 Eagle Street BRISBANE QLD 4000

BANKERS

Commonwealth Bank of Australia: 240 Queen Street BRISBANE QLD 4000
Westpac Banking Corporation: 260 Queen Street BRISBANE QLD 4000
Société Générale: 10 Eagle Street BRISBANE QLD 4000

STOCK EXCHANGE LISTING

Billabong International Limited shares are listed on the Australian Stock Exchange. The home branch is Brisbane, Ticker: BBG.

GROUP OPERATING CENTRES

AUSTRALIA
GSM (OPERATIONS) PTY LTD
ABN 67 085 950 803
Head Office & Queensland Office
1 Billabong Place
PO Box 283
BURLEIGH HEADS QLD 4220
PH: +61 7 5589 9899
FAX: +61 7 5589 9800

USA
BURLEIGH POINT LTD
Incorporated in California
117 Waterworks Way
IRVINE CA 92618 USA
PH: +1 949 753 7222
FAX: +1 949 753 7223

FRANCE
GSM (EUROPE) PTY LTD
ACN 010 013 171
100 Avenue Des Sabotiers
ZA De Pedebert 40150
SOORTS-HOSSEGOR FRANCE
PH: +33 55843 4205
FAX: +33 55843 4089

JAPAN
GSM (JAPAN) LIMITED
Incorporated in Japan
4-3-2 Ohtsu-Grand Building 3F
Bakuro-Machi, Chuo-Ku
OSAKA JAPAN 541-0059
PH: +81 6 4963 6170
FAX: +81 6 4963 6171

NEW ZEALAND
GSM (NZ OPERATIONS) LIMITED
Incorporated in New Zealand
53-55 Paul Matthews Drive
PO Box 302-500
North Harbour
AUCKLAND 1331 NEW ZEALAND
PH: +64 9 414 5106
FAX: +64 9 414 5039

CANADA
BURLEIGH POINT CANADA INC
Incorporated in Canada
8055 Transcanada Hwy
Ville St Laurent
QUEBEC H45 1S4 CANADA
PH: +1 51 4336 6382
FAX: +1 51 4336 1753

HONG KONG
GSM (CENTRAL SOURCING) PTY LTD
ABN 12 089 138 732
27th Floor Langham Place Office Tower
8 Argyle Street
Mongkok, Kowloon
HONG KONG
PH: +85 2 2439 6676
FAX: +85 2 2439 6007

BRAZIL
GSM BRASIL LTDA
Incorporated in Brazil
Rua Tenente Alberta Spicciati
200 Barra Funda CEP 01 140 130
Sao Paulo SP BRAZIL
PH: + 55 11 3618 8600
FAX: + 55 11 3618 8636


PARKO




Laurie
TOWNER


4 KODAK EBX
5 KODAK EBX
6
10 KODAK EBX
11 KODAK EBX
12
Backdoor — Hawaii

Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9800

STOCK EXCHANGE ANNOUNCEMENT

25 September 2006

AGM documents despatched to shareholders

The following documents will be despatched to shareholders today:

- Chairman's Letter
- AGM location map
- Notice of Meeting
- Explanatory Memorandum
- Proxy Form
- Concise Annual Report
- Full Financial Report

Maria Manning
Company Secretary

-ENDS -

11 September 2006

Dear Shareholder

On behalf of the Board, I am pleased to invite you to the 2006 Annual General Meeting of Billabong International Limited.

The meeting will commence at 10.00am on Friday, 27 October 2006 and will be held in the Grand Ballroom of the Sofitel Gold Coast Hotel, at 81 Surf Parade, Broadbeach, Queensland.

A Notice of Meeting, Explanatory Memorandum and Proxy Form are enclosed with this invitation. Also enclosed are copies of Billabong International Limited's 2006 Full Financial Report and Concise Annual Report.

If you are attending the meeting, please bring this letter with you to assist us to process your registration efficiently. If you are unable to attend, you may appoint a proxy to vote for you at the meeting by completing the attached Proxy Form. If you intend to appoint a proxy, please return the completed proxy form in accordance with the directions on the form by 10.00am on Wednesday, 25 October 2006.

Your Directors look forward to seeing you at this meeting.

Yours sincerely

Ted Kunkel
Chairman



Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

PLEASE BRING THIS LETTER TO THE ANNUAL GENERAL MEETING FOR REGISTRATION

AGM REGISTRATION

The Annual General Meeting of Billabong International Limited is to be held on Friday, 27 October 2006 at 10.00am in the Grand Ballroom of the Sofitel Gold Coast Hotel, 81 Surf Parade, Broadbeach with registration commencing at 9.00am.

BILLABONG 2006 ANNUAL GENERAL MEETING

The Billabong International Limited 2006 Annual General Meeting
will be held in the Grand Ballroom of the Sofitel Gold Coast Hotel
81 Surf Parade Broadbeach Qld
Friday, 27 October 2006 at 10:00am



Gold Coast Convention Centre
5kms
Surfers Paradise
Albert Ave
Victoria Ave
MONORAIL
Jupiters Casino
Gold Coast Hwy
Surf Parade
Charles Ave
BEACH
Coolangatta Airport
20kms

Parking is available at:

1. the Sofitel Gold Coast Hotel by entering the Hotel Entrance from Surf Parade and continuing down the driveway leading underneath the hotel. If the boom gate is down, press the intercom button and advise the reception desk that you are attending the Billabong AGM; or
2. underneath the Oasis Shopping Centre by entering from Victoria Avenue.

Billabong International Limited

ABN 17 084 923 946

Proxy Form

RECEIVED

2006 OCT -4 P 12:04

Mark this box with an 'X' if you have made any changes to your address details (see reverse)

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 523 Brisbane
QLD 4001 Australia
Enquiries (within Australia) 1300 552 270
(outside Australia) 61 3 9415 4000
Facsimile 61 7 3237 2152
www.computershare.com

000001
000

Appointment of Proxy

I/We being a member/s of Billabong International Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR**

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Billabong International Limited to be held at the Sofitel Gold Coast Hotel, Grand Ballroom, 81 Surf Parade, Broadbeach, Queensland on Friday 27 October 2006 at 10:00am and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 6 AND 7 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 6 & 7 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 6 & 7 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark X to indicate your directions

	Item	For	Against	Abstain*
2.	To re-elect Mr Gordon Merchant as a Director			
3.	To re-elect Ms Colette Paull as a Director			
4.	To re-elect Mr Paul Naude as a Director			
5.	Adopt the Remuneration Report			
6.	Award of Shares to Mr Derek O'Neill under the Executive Performance Share Plan			
7.	Award of Shares to Mr Paul Naude under the Executive Performance Share Plan			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date __/__/__

BBG 7PR

BBG_WIP_143835/000001/000001/i

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com**.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10:00am on Friday 27 October 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Level 19, 307 Queen Street, Brisbane QLD 4000 Australia
BY MAIL	Registered Office - PO Box 283, Burleigh Heads QLD 4220 AUSTRALIA
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 523, Brisbane QLD 4001 Australia
BY FAX	61 7 3237 2152 - Computershare Investor Services Pty Limited
	61 7 5589 9654 - Billabong International Limited
	or email to: secretary@billabong.com.au - Billabong International Limited

RECEIVED
2006 OCT -4 P 12:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Billabong International Limited
ABN 17 084 923 946

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of shareholders of Billabong International Limited will be held at the Sofitel Gold Coast Hotel, Grand Ballroom, 81 Surf Parade, Broadbeach, Queensland at 10.00 a.m. on Friday 27 October 2006.

ORDINARY BUSINESS

Financial Report and Directors' and Audit Reports

1. To receive and consider the Financial Report, including the Directors' Declaration, for the year ended 30 June 2006 and the related Directors' Report and Audit Report.

Re-election of Directors

2. Mr. Gordon Merchant retires by rotation in accordance with Article 6.3 of the Company's Constitution and, being eligible, offers himself for re-election.

3. Ms. Colette Paull retires by rotation in accordance with Article 6.3 of the Company's Constitution and, being eligible, offers herself for re-election.

4. Mr. Paul Naude retires by rotation in accordance with Article 6.3 of the Company's Constitution and, being eligible, offers himself for re-election.

Remuneration Report

5. That the Remuneration Report for the year ended 30 June 2006 be adopted.
   (Note: the vote on this resolution is advisory only and does not bind the Directors or the Company).

SPECIAL BUSINESS

Award of Shares to Executive Directors under the Executive Performance Share Plan

6. That the award of 44,123 fully paid ordinary shares, for no consideration, to Mr. Derek O'Neill pursuant to the Billabong International Limited Executive Performance Share Plan for the financial year ended 30 June 2007 be approved for the purpose of ASX Listing Rule 10.14.

Pursuant to ASX Listing Rule 10.15.5, the Company will disregard any votes cast on resolution 6 by Mr.O'Neill and Mr. Naude and any associate of Mr. O'Neill and Mr. Naude. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

NOTICE OF ANNUAL GENERAL MEETING

7. That the award of 41,917 fully paid ordinary shares, for no consideration, to Mr. Paul Naude pursuant to the Billabong International Limited Executive Performance Share Plan for the financial year ended 30 June 2007 be approved for the purpose of ASX Listing Rule 10.14.

Pursuant to ASX Listing Rule 10.15.5, the Company will disregard any votes cast on resolution 7 by Mr. Naude and Mr. O'Neill and any associate of Mr. Naude and Mr. O'Neill. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By Order of the Board
Maria Manning
Company Secretary

Proxies

If you are unable to attend and vote at the meeting and wish to appoint a person who is attending as your proxy, please complete the enclosed form of proxy. This form must be received by the Company or the Company's share registry, Computershare Investor Services Pty Ltd, by 10:00 a.m. on Wednesday 25 October 2006.

The completed form of proxy may be:

- Mailed to the Company at PO Box 283, Burleigh Heads, Queensland, 4220;
  Faxed to the Company at +61 7 5589 9654;
  E-mailed to secretary@billabong.com.au

- Mailed to the Company's share registry, Computershare Investor Services Pty Ltd, at Level 19, CPA Building, 307 Queen Street, Brisbane, Queensland, 4000; or
  Faxed to Computershare Investor Services Pty Ltd on + 61 7 3237 2152.

Further details in respect of the resolutions to be put to the meeting are set out in the accompanying Explanatory Memorandum.

The time for the purposes of determining voting entitlements pursuant to regulation 7.11.37 of the Corporations Regulations will be 7:00 p.m. on Wednesday 25 October 2006.

Billabong International Limited
ABN 17 084 923 946

EXPLANATORY MEMORANDUM

RESOLUTION 1 - FINANCIAL REPORT AND DIRECTORS' AND AUDIT REPORTS

The Annual Report for the period ended 30 June 2006 has been provided to you with the material accompanying this Notice of Annual General Meeting. Shareholders will be given the opportunity to ask questions of the Board of Directors and the Auditor in relation to the Annual Report at the Annual General Meeting.

RESOLUTION 2, 3 AND 4 - RE-ELECTION OF DIRECTORS

Mr. Gordon Merchant retires by rotation in accordance with Article 6.3 of the Company's Constitution. Mr. Merchant has been a Non-Executive Director of the Company since 4 July, 2000. Being eligible, Mr. Merchant offers himself for re-election.

Ms. Colette Paull retires by rotation in accordance with Article 6.3 of the Company's Constitution. Ms. Paull has been a Non-Executive Director of the Company since 4 July, 2000. Being eligible, Ms. Paull offers herself for re-election.

Mr. Paul Naude retires by rotation in accordance with Article 6.3 of the Company's Constitution. Mr. Naude has been an Executive Director of the Company since 14 November, 2002. Being eligible, Mr. Naude offers himself for re-election.

The Board (in each case, in the absence of the relevant Director) unanimously recommends that shareholders vote in favour of the re-elections of Mr. Merchant, Ms. Paull and Mr. Naude.

RESOLUTION 5 - REMUNERATION REPORT

The Remuneration Report is set out on pages 38 to 48 of the Directors' Report in the Company's Concise Annual Report 2006. The report:

- explains the Company's remuneration reward framework for its senior managers;
- discusses how the remuneration reward framework aligns reward with achievement of strategic and financial objectives and creation of value for shareholders;
- sets out remuneration details for each Director and for the Company's senior management team;
- provides details on all equity instruments provided as remuneration to each Director of the Company and its senior managers;
- details major provisions of service agreements between the Company and the senior management team.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.
The Board unanimously recommends that shareholders vote in favour of Resolution 5.

RESOLUTIONS 6 AND 7 – AWARD OF SHARES TO EXECUTIVE DIRECTORS UNDER THE EXECUTIVE PERFORMANCE SHARE PLAN

The establishment of the Billabong International Limited Executive Performance Share Plan was approved by shareholders at the Company's Annual General Meeting on 22 October 2004. The Plan is designed to provide an incentive for executives to achieve above average performance over the medium term in the Company's businesses. Under the Plan, Directors of the Company are able to make an award of fully paid ordinary shares in the Company. The shares remain in the possession of the trustee of the Plan pursuant to the provisions of the Billabong Executive Performance Share Plan Trust Deeds and will not vest in the executive until the performance criteria specified by the Board at the time of the award of the shares have been achieved.

EXPLANATORY MEMORANDUM

The performance criteria for these awards of performance shares are based on Billabong's earnings per share ("EPS") growth for the three years ending 30 June 2007 to 30 June 2009 ("performance period") as follows:

a) if annual compound EPS growth over the three years compared to the 2005/06 FinancialYear ("base year") is less than 12.5% no shares will vest;

b) if annual compound EPS growth over the performance period compared to the base year is equal to 12.5%, 50% of the shares awarded will vest at the end of the performance period. If annual compound EPS growth compared to the base year is greater than 12.5% but less than 15%, the proportion of performance shares vesting will be increased on a pro-rata basis between 50% and 75%;

c) if annual compound EPS growth over the performance period compared to the base year is equal to 15%, 75% of the shares awarded will vest at the end of the performance period. If annual compound EPS growth compared to the base year is greater than 15% but less than 17.5%, the proportion of shares vesting will be increased on a pro-rata basis between 75% and 100%; and

d) if the annual compound EPS growth over the performance period compared to the base year is equal to or greater than 17.5%, all of the performance shares awarded will vest.

A summary of the major provisions of the rules of the Executive Performance Share Plan can be viewed on the Company's website www.billabongbiz.com.

As advised to shareholders in previous Explanatory Memorandums the Directors expect to make awards of shares under the Plan each year. Any shares issued to Directors require approval of shareholders under ASX Listing Rule 10.14 including shares issued under the Plan.

At last year's Annual General Meeting, shareholders approved the award of 45,496 shares to each of Mr. O'Neill and Mr. Naude for no consideration. The Company issued to theTrustee, 45,496 shares in respect of each of Mr. O'Neill and Mr. Naude.These shares will not vest until the performance criteria are met over a three year period ending 30 June 2008.

The Board proposes to make awards of shares identified in their respective resolutions to Mr. Derek O'Neill, the Chief Executive Officer of the Company and Mr. Paul Naude, the General Manager, Billabong USA. It is proposed that the relevant shares be issued within three months of shareholder approval.

Each of the Non-Executive Directors of the Company recommends that shareholders vote in favour of these resolutions.

Pursuant to ASX Listing Rule 10.15.5 the Company will disregard any votes cast on resolution 6 by Mr. O'Neill and Mr. Naude and any associate of Mr. O'Neill and Mr. Naude and will disregard any votes cast on resolution 7 by Mr. Naude and Mr. O'Neill and any associate of Mr. Naude or Mr. O'Neill.

However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction of the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

COPY

RECEIVED
2006 OCT -4 P 12:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

23 August 2006

Australian Securities & Investments Commission
PO Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Sir/Madam

RE: CHANGE TO COMPANY DETAILS - FORM 484

Please find attached Form 484 "Change to Company Details" for the issue of 1,288 shares.

Yours faithfully
BILLABONG INTERNATIONAL LTD

Lesley Skipp
Executive Administrator



Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
56307463

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MARIA MANNING

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MARIA MANNING

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
23/08/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	451	$6.32	NIL
ORD	657	$7.99	NIL
ORD	180	$13.69	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 3 / 0 8 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		207,118,590	$313,536,427	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
2 3 / 0 8 / 0 6

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BILLABONG INTERNATIONAL LIMITED
ABN 17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Colette Paull
Date of last notice	2 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Billytoo Pty Ltd as trustee for others including Colette Paull. Colette Paull as trustee for others without any economic interest Colette Paull personally
Date of change	20 September 2006
No. of securities held prior to change	Billytoo Pty Ltd - 925,455 Colette Paull personally – 25,196 Colette Paull as trustee for others without any economic interest - 782,608
Class	Fully paid ordinary shares
Number acquired	Colette Paull as trustee for others without any economic interest - 782,608
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,800,000

No. of securities held after change	Billytoo Pty Ltd - 925,455 Colette Paull personally - 25,196 Colette Paull as trustee for others without any economic interest – 1,565,216
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	16 December 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 September 2006
No. of securities held prior to change	469,049 (ANZ Nominees Limited) 449,238 (Derek O'Neill) 65,000 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met. 45,496 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) **1,028,783 TOTAL FULLY PAID ORDINARY SHARES** 8,334 Share Options issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007 **8,334 TOTAL SHARE OPTIONS**
Class	Fully paid ordinary listed shares
Number acquired	8,334

Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.10 per share for 8,334 options Total: $67,505.40
No. of securities held after change	469,049 (ANZ Nominees Limited) 457,572 (Derek O'Neill) 65,000 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met. 45,496 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) **1,037,117 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Executive Share Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

9
Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	71,403
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	11,231 @ $7.42 per share 60,172 @ $8.10 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted to executives pursuant to the Billabong Executive Incentive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 September 2006

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	207,215,713	Ordinary
	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	NIL	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		17,672	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		179,338	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		7,049	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		21,273	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
		23,741	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: MARIA MANNING (Company secretary) Date: 18 September 2006

Print name: MARIA MANNING

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2006 OCT -4 P 12:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

18 September 2006

Australian Securities & Investments Commission
PO Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Sir/Madam

RE: CHANGE TO COMPANY DETAILS - FORM 484

Please find attached Form 484 "Change to Company Details" for the issue of 71,403 shares.

Yours faithfully
BILLABONG INTERNATIONAL LTD

Lesley Skipp
Executive Administrator



Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
56307463

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MARIA MANNING

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MARIA MANNING

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
1 8 / 0 9 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	11,231	$7.42	NIL
ORD	60,172	$8.10	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 8 / 0 9 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		207,215,713	$314,236,811	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
1 8 / 0 9 / 0 6

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

9
Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,720
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7,532 @ $6.32 per share (A) 11,001 @ $7.99 per share (A) 7,187 @ $7.42 per share (B)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(A) Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002. (B) Shares issued on exercise of options granted to executives pursuant to the Billabong Executive Incentive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 September 2006

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	207,144,310	Ordinary
	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,231	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		17,672	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		239,510	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		7,049	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		21,273	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
		23,741	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: MARIA MANNING (Company secretary) Date: 5 September 2006

Print name: MARIA MANNING

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED

2006 OCT -4 P 12:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 September 2006

Australian Securities & Investments Commission
PO Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Sir/Madam

RE: CHANGE TO COMPANY DETAILS - FORM 484

Please find attached Form 484 "Change to Company Details" for the issue of 25,720 shares.

Yours faithfully
BILLABONG INTERNATIONAL LTD

Lesley Skipp
Executive Administrator



Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
56307463

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MARIA MANNING

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MARIA MANNING

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
0 5 / 0 9 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	7,532	$6.32	NIL
ORD	11,001	$7.99	NIL
ORD	7,187	$7.42	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 5 / 0 9 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		207,144,310	$313,725,255	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
0 5 / 0 9 / 0 6

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

9
Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,288
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	451 @ \$6.32 per share 657 @ \$7.99 per share 180 @ \$13.69 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 August 2006

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	207,118,590	Ordinary
	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	18,418	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		17,672	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		239,510	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		NIL (6,643 lapsed unexercised)	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		14,581	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		32,274	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
		23,741	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: MARIA MANNING (Company secretary) Date: 23 August 2006

Print name: MARIA MANNING

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